As filed with the Securities and Exchange Commission on August 18, 2003

Registration No. 333-106286

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE PROVIDENCE SERVICE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	8322	86-0845127
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5524 East Fourth Street

Tucson, Arizona 85711

Telephone: (520) 748-7108

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Fletcher Jay McCusker

Chairman of the Board and Chief Executive Officer

620 North Craycroft

Tucson, Arizona 85711

Telephone: (520) 748-7108

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard J. McMahon Blank Rome LLP One Logan Square Philadelphia, PA 19103 Telephone: (215) 569-5554 Facsimile: (215) 569-5628	John A. Good Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, TN 38103 Telephone: (901) 543-5901 Facsimile: (888) 543-4644

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 18, 2003

PROSPECTUS

4,300,000 Shares

The Providence Service Corporation

Common Stock

This is the initial public offering of our common stock. We are selling 3,000,000 shares, and the selling stockholders identified in this prospectus are selling 1,300,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. We currently estimate that the initial public offering price will be between $10.00 and $12.00 per share.

No public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PRSC.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to The Providence Service Corporation (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

The underwriters may also purchase up to an additional 645,000 shares of our common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments.

The underwriters expect to deliver the shares on or about             , 2003.

SunTrust Robinson Humphrey	Jefferies & Company, Inc.

Avondale Partners, LLC

, 2003

Providence Service Corporation

Providence: (präv'ə dəns) the exercise of foresight and care for the future.

Human Services Without Walls

www.provcorp.com

You should rely only on the information contained in this document or other documents to which we have referred you. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus, including the risk factors, historical financial statements and related notes and pro forma financial information. Except as otherwise indicated by the context, references in this prospectus to “we,” “us,” “our,” the “issuer” or “Providence” are to the combined business of The Providence Service Corporation and all of its consolidated entities. In May 2003, we changed our fiscal year end from June 30 to December 31. As a result, the six months ended December 31, 2002 is presented as a transitional period and the six months ended June 30, 2003 represents the first six months of our fiscal year ending December 31, 2003.

Our business

We provide government sponsored social services directly and through not-for-profit social services organizations whose operations we manage. The recipients of our services are individuals and families who are eligible for government assistance pursuant to federal mandate. The governmental entities that pay for these services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Our counselors, social workers and mental health professionals provide our services primarily in clients’ homes and communities, instead of in institutions, which reduces the government’s costs for such services while affording the clients a better quality of life. As of June 30, 2003, we served, directly and through our managed entities, over 12,500 clients from 99 locations in 16 states.

Our services

Among the services we deliver are:

•	Home and community based counseling. We provide counseling in clients’ homes and help schools manage at-risk students through training and counseling programs on school grounds. Our counseling services address such social problems as marital and family issues, depression, drug and alcohol abuse, domestic violence, chronic truancy, hyperactivity, and criminal and anti-social behavior.

•	Foster care. We recruit and train foster parents and license family foster homes. We also offer therapeutic foster care to emotionally disturbed children and adolescents who might otherwise require institutional treatment.

•	Provider managed services. We manage the delivery of government sponsored social services by multiple providers on behalf of the not-for-profit entities we manage, providing intake, assessment and referral services, monitoring services and network and case management services.

Our contracts and revenues

Our revenues are derived from our provider contracts with state and local government agencies and government intermediaries and from our management contracts with not-for-profit social services organizations. Under the majority of our provider contracts, we are paid an hourly fee. In other situations we receive a set monthly amount. Where we contract to manage other social service providers, we receive a management fee based on the number of clients enrolled with that entity or a percentage of its revenues. As of June 30, 2003, we and our managed entities operated pursuant to 176 contracts. For the twelve months ended June 30, 2003, our revenues grew to $50.8 million, an increase of over 55% from our $32.8 million in revenues for the prior twelve months. Additionally, during the same period we increased the revenues of the four social services organizations whose operations we manage to a total of $55.1 million from a total of $30.8 million.

Our competitive strengths

Historically, governmental entities have provided social services directly to eligible individuals and often in institutional settings. We believe there are growing trends in the United States toward privatization of these services and toward the delivery of these services in non-institutional settings, influenced by such factors as the large and growing population of eligible beneficiaries and the increasing pressure on governments to control their costs.

We believe our competitive strengths uniquely position us to take advantage of these growing trends, including our:

•	lower cost, non-institutional focus;

•	flexible, decentralized and scalable operations model;

•	diverse payer and revenue base;

•	highly qualified management team; and

•	wide range of services.

In addition, we have a proven track record. Since our formation in December 1996, no payer has terminated or failed to renew or extend one of our contracts.

Additional information

We are incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 5524 East Fourth Street, Tucson, Arizona 85711 and our telephone number is (520) 748-7108. Our web site address is www.provcorp.com. The information on our web site does not constitute part of this prospectus.

THE OFFERING

Shares offered by us	3,000,000 shares.

Shares offered by selling stockholders	1,300,000 shares.

Common stock outstanding after this offering(1)(2)	7,701,338 shares.

Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from shares sold by us in the offering as follows:

•      approximately $18.8 million to repay indebtedness;

•      approximately $1.1 million to pay the accrued and unpaid dividends on our preferred stock;

•      approximately $1.0 million to pay a financial advisory fee; and

•      the balance for general corporate purposes, including the expenses of this offering.

We will use a portion of our net proceeds to pay holders of 392,224 shares of our common stock the amount, if any, by which the value of the shares (based upon the initial public offering price, less underwriting discount) is less than $4.2 million.

See “Use of Proceeds.”

Proposed Nasdaq symbol	“PRSC.”

(1)	Gives effect to the following, which shall occur on or prior to the consummation of the offering: the conversion of all outstanding shares of our Class A common stock and Class B common stock into shares of our common stock; the conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock and Series D preferred stock into shares of our common stock; the exchange of our outstanding preferred stock warrants and certain of our outstanding common stock warrants for 434,578 shares of our common stock; the issuance of 68,613 shares of our common stock upon the cashless exercise of certain of our outstanding common stock warrants; and the conversion of $2,400,946 of our outstanding convertible notes into 349,672 shares of our common stock. In addition, all share information reflects a 3.5 to 1 reverse stock split of the shares of our common stock effected May 19, 2003.

(2)	Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 1,446,166 shares comprised of: 645,000 shares issuable upon exercise of the underwriters’ over-allotment option; 301,166 shares issuable upon the exercise of outstanding stock options granted under our 1997 stock option and incentive plan with a weighted average exercise price of $5.00 per share; and an aggregate of 500,000 shares reserved for future issuance under our 2003 stock option plan. See “Shares Eligible for Future Sale.”

SUMMARY FINANCIAL AND OPERATING INFORMATION

The table below provides summary financial and operating information for the periods ended and as of the dates indicated. You should read this information with our historical consolidated financial statements and the related notes, pro forma financial information and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” all of which are included in this prospectus.

	Fiscal year ended June 30,					Six months ended December 31,		Six months ended June 30,
	1998	1999	2000	2001	2002	2001	2002(1)(2)	2002	2003(2)
	(in thousands, except per share data and “Other data”)
Statement of operations data:
Revenues	$8,607	$12,678	$17,640	$24,670	$32,827	$13,799	$22,740	$19,028	$28,094
Operating expenses	9,097	13,617	18,577	23,925	31,197	13,334	23,002	17,863	24,944

Operating income (loss)	(490)	(939)	(937)	745	1,630	465	(262)	1,165	3,150
Non-operating expenses	79	62	158	336	541	36	4,277	504	973
(Benefit) provision for income taxes	—	—	—	15	(254)	(127)	180	(127)	840

Net income (loss)	(569)	(1,001)	(1,095)	394	1,343	556	(4,719)	788	1,337
Preferred stock dividends	—	—	—	242	386	193	193	193	193

Net income (loss) available to common stockholders	$(569)	$(1,001)	$(1,095)	$152	$957	$363	$(4,912)	$595	$1,144

Net income (loss) per share data:
Diluted	$(0.32)	$(0.60)	$(0.65)	$0.09	$0.35	$0.16	$(2.42)	$$0.18	$$0.26

Weighted average shares outstanding:
Diluted	1,790	1,672	1,672	1,672	3,496	3,180	2,029	4,073	5,491

Other financial data:
Managed entity revenue(3)	$545	$1,272	$1,470	$2,238	$30,778	$9,485	$24,798	$21,293	$30,278
Management fees	$53	$130	$142	$98	$1,616	$364	$1,315	$1,252	$2,859

Other data(4):
States served	3	5	6	7	16	9	16	16	16
Locations	14	31	41	43	84	45	88	84	99
Employees	236	306	443	615	1,158	611	1,303	1,158	1,655
Direct	236	306	443	615	754	599	880	754	947
Managed	—	—	—	—	404	12	423	404	708
Contracts	25	41	50	61	155	95	158	155	176
Direct	25	41	50	61	108	91	111	108	118
Managed	—	—	—	—	47	4	47	47	58
Clients	1,691	2,360	3,069	3,697	10,785	8,492	10,730	10,785	12,561
Direct	1,691	2,360	3,069	3,697	3,763	3,713	4,375	3,763	4,787
Managed	—	—	—	—	7,022	4,779	6,355	7,022	7,774

	As of June 30,
	2003	As adjusted(5)
Balance sheet data:
Cash and cash equivalents	$1,292	$8,037
Total assets	36,008	40,964
Total current liabilities	14,124	6,489
Long-term obligations	14,165	3,035
Other liabilities	3,569	—
Mandatorily redeemable convertible preferred stock	5,845	—
Stockholders’ equity (deficit)	(1,695)	31,440

(1)	Operating expenses for the six months ended December 31, 2002 includes $1,566,536 of stock based compensation ($869,000 as part of client service expense and $697,000 as part of general and administrative expense). Non-operating expenses for the six months ended December 31, 2002 includes $3,569,000 accretion in the fair value of certain put warrants issued to our mezzanine lenders.
(2)	In May 2003, we changed our fiscal year end from June 30 to December 31. As a result, the six months ended December 31, 2002 is presented as a transitional period and the six months ended June 30, 2003 represents the first six months of our fiscal year ending December 31, 2003.
(3)	Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.
(4)	“Employees,” “States served,” “Locations” and “Contracts” data are as of the end of the period for owned and managed entities. “Clients” data represents the number of clients served during the last month of the period presented for owned and managed entities. “Direct” refers to the employees, contracts and clients related to contracts made directly with payers. “Managed” refers to the employees, contracts and clients related to management agreements with not-for-profit social services organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.
(5)	As adjusted for this offering. See “Use of Proceeds.”

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including the historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks related to our business

Changes in budgetary priorities of the government entities that fund the services we provide could result in our loss of contracts or a decrease in amounts payable to us under our contracts.

Our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies. All of these contracts are subject to legislative appropriations and state budget approval. Consequently, a significant decline in government expenditures, shift of expenditures or funding away from programs that call for the types of services that we provide or change in government contracting or funding policies could cause payers to terminate their contracts with us or reduce their expenditures under those contracts, either of which could have a negative impact on our future operating results.

Currently, all of the states in which we operate are facing budgetary shortfalls. While to date we have not experienced any rate or contract reductions as a result of these budgetary shortfalls, we are not immune to such consequences. In addition, in some states eligibility requirements for social services clients have been tightened to stabilize the number of eligible clients, which reduces the size of our potential market in those states. While many of these states are dealing with budgetary concerns by shifting costs from institutional care to home and community based care such as we provide, there is no assurance that this trend will continue.

Our contracts are not only short-term in nature but can also be terminated prior to expiration, without cause and without penalty to the payer, and there can be no assurance that they will survive until the end of their stated term or that upon their expiration these contracts will be renewed or extended.

Most of our contracts contain base periods of only one year. While some of them also contain options for renewal, usually successive six month or one year terms, payers are not required to extend their contracts into these option periods. In addition, a significant number of our contracts not only allow the payer to terminate the contract immediately for cause (our failure to meet our contract obligations) but also permit the payer to terminate at any time prior to the contract’s stated expiration date without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated. While to date none of our contracts has been terminated prior to its stated expiration or not renewed or extended upon such expiration, the failure of payers to renew or extend significant contracts or their early termination of significant contracts could adversely affect our financial performance. We cannot anticipate if, when or to what extent a payer might terminate its contract with us prior to its expiration or fail to renew or extend its contract with us.

Each of our contracts is subject to audit and modification by the payers with whom we contract, in their sole discretion.

Our business depends on our ability to successfully perform under various government funded contracts. The payers under these contracts can review our performance with respect to their contracts, as well as our records, accounting and general business practices at any time and may, in their discretion:

•	suspend or prevent us from receiving new contracts or extending existing contracts because of violations or suspected violations of procurement laws or regulations;

•	terminate or modify our existing contracts;

•	reduce the amount we are paid under our existing contracts; and/or

•	audit and object to our contract related fees.

As a government contractor, we are subject to an increased risk of litigation and other legal actions and liabilities.

As a government contractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities not often faced by companies that do not provide government sponsored services. The occurrence of any of these actions, regardless of the outcome, could disrupt our operations and cause us added expense and could limit our ability to obtain additional contracts in other jurisdictions.

A loss of our status as a licensed provider in any jurisdiction could result in the termination of a number of our contracts, which could negatively impact our revenues.

If we lost our status as a licensed provider in any jurisdiction, the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of our contracts in other jurisdictions, resulting in further contract terminations.

If we fail to satisfy our contractual obligations, we could be liable for damages and financial penalties and harm our ability to keep our existing or obtain new contracts.

Our failure to comply with our contract obligations could, in addition to providing grounds for immediate termination of the contract for cause, negatively impact our financial performance and damage our reputation, which, in turn, could impact our ability to obtain new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. The termination of a contract for cause could, for instance, subject us to liability for excess costs incurred by a payer in obtaining similar services from another source. In addition, our contracts require us to indemnify payers for our failure to meet standards of care and some of them contain liquidated damages provisions and financial penalties for our failure to do so.

We derive a significant amount of our revenues from a few providers, which puts us at risk.

We provide, or manage the provision of, government sponsored social services pursuant to 176 contracts. One of these contracts, our contract with Community Partnership of Southern Arizona, an Arizona not-for-profit organization, which is our oldest contract and our only remaining case rate contract, generates, after full allocation of direct and indirect costs, minimal profits for us yet accounted for approximately 20% of our revenues for the six months ended June 30, 2003, 16% of our revenues for the six months ended December 31, 2002 and 20% of our revenues for fiscal year 2002. Our next five largest revenue producing contracts represented, in the aggregate, approximately 17%, 23% and 13% of our revenues for such periods. The loss of, reduction in amounts generated by, or changes in methods or regulations governing payments for our services under these contracts could materially reduce our revenue.

While we obtain some of our business through responses to government requests for proposals, we may not be awarded contracts through this process in the future, and contracts we are awarded may not be profitable.

We obtain, and will continue to seek to obtain, a significant portion of our business from state or local government entities. To obtain business from government entities, we are often required to respond to requests for proposals, or RFPs. To propose effectively, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within rigid and often short timetables. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process, and our proposals may not result in profitable contracts.

If we fail to establish and maintain important relationships with officials of government entities and agencies, we may not be able to successfully procure or retain government sponsored contracts, which could negatively impact our revenues.

To facilitate our ability to procure or retain government sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP or program for privatization of social services and enhance our chances of procuring contracts with these payers. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government sponsored contracts.

The federal government may refuse to grant consents and/or waivers necessary to permit for-profit entities to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to contract with a for-profit entity, such as us, to provide the service. Failure by state or local agencies to obtain consents and/or waivers could adversely affect our growth.

Our business could be adversely affected by future legislative changes that hinder or reverse the privatization of social services.

The market for our services depends largely on federal, state and local legislative programs. These programs can be modified or amended at any time. Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the federal, state and local initiatives to privatize the delivery of social services. However, there are opponents to the privatization of social services and, as a result, future privatization of social services is uncertain. If additional privatization initiatives are not proposed or enacted, or if previously enacted privatization initiatives are challenged, repealed or invalidated, our growth could be adversely impacted. In addition, even some currently proposed privatization initiatives could be harmful to us. For instance, the current Presidential led “faith-based initiative,” if successful, could cause contracts and revenues to be diverted from us to religious based social service organizations.

Our strategic relationships with certain not-for-profit and tax exempt entities are subject to tax and other risks.

Since some government agencies prefer or require contracts for privatized social services to be administered through not-for-profit organizations, we rely heavily on our relationships with not-for-profit organizations to provide services to these government agencies. We currently maintain strategic relationships with four not-for-profit, tax exempt social services organizations with whom we have 10 year term management contracts. These organizations are: Family Preservation Services of South Carolina, Inc., Camelot Community Care, Inc., Intervention Services, Inc. and Rio Grande Behavioral Health Services, Inc. We are contemplating entering into additional similar relationships. We provide administrative, management, internal auditing and accounting services to these organizations and receive a management fee for our services.

Federal tax laws require that the boards of directors of not-for-profit organizations be independent. Although currently the boards of directors of the tax exempt and not-for-profit organizations for which we provide management services are independent, in the past our employees constituted a majority of the boards of Family Preservation Services of South Carolina, Inc., Camelot Community Care, Inc. and Intervention Services,

Inc. If, as a result of such past practices, we and/or our managed entities were ever found to be in violation of these federal tax laws, we and our managed entities could be subject to penalties and, as described below, the tax exempt status of these managed entities could be jeopardized.

Federal tax laws also require that the management fees we charge the not-for-profit entities we manage be at market rates. For each contract, we have obtained an independent valuation that the fixed portion of our management fee is at market rates. If the Internal Revenue Service, or IRS, determined that any tax exempt organization was paying more than market rates for services performed by us, and further determined that we were in a position to exercise substantial influence over the affairs of the tax exempt organization through our positions on the board of directors or otherwise, the IRS could sanction us and the tax exempt organization, including levying a penalty against us of 25% of the amount paid in excess of the market rates for the services provided and the return of all excess benefit amounts, plus interest, to the tax exempt organization. If the excess benefit amount were not returned, an additional penalty equal to 200% of the excess benefit could be imposed on us.

In addition, three of these not-for-profit organizations (Family Preservation Services of South Carolina, Camelot Community Care and Intervention Services) are currently co-borrowers on our credit facility and their receivables are pledged as additional collateral under the facility. As the manager of these entities, we draw down on the line of credit under our credit facility on their behalf and advance the borrowings to them for their operating expenses. The aggregate borrowings on behalf of these three not-for-profit entities as of June 30, 2003 were $97,052. Subsequent to the offering these entities will be removed as co-borrowers under our credit facility, and the assets of these entities will be removed as collateral from our line of credit.

As a result of our employees’ past majority positions on the boards of directors of these not-for-profit tax exempt organizations, the terms of our management contracts with these organizations and/or our current shared borrowing relationship with them, the IRS could propose to revoke the tax exempt status of the tax exempt organization. If the IRS were successful in revoking the tax exempt status of any of these tax exempt organizations for these or other reasons, such organization would likely be treated as a taxable entity from the time of the event or events which caused the exempt status to be revoked. In addition, state authorities could investigate and take action against the not-for-profit status of these organizations for similar reasons. A state attorney general could also take action to dissolve a state not-for-profit organization that could result in our loss of the organization’s contract(s) for services. The loss of federal tax exempt and/or not-for-profit status would adversely affect the ability of these organizations to be exempt from certain federal taxes and could have the same impact on state taxes. The imposition of federal and/or state taxes on such organizations could reduce the funds available to pay our management fees. Further, these organizations’ existing payers may terminate or fail to renew or extend their contracts with the tax exempt organizations if IRS or state controversies of this type were threatened or were to occur. The loss of such contracts could have a negative effect on our earnings.

Government unions may oppose privatizing government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win contracts to administer and manage programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. These unions could apply political pressure on legislators and other officials seeking to privatize government programs. Union opposition could result in our losing government contracts or being precluded from providing services under government contracts.

Inaccurate, misleading or negative media coverage could damage our reputation and harm our ability to procure government sponsored contracts.

The media sometimes provides news coverage about our contracts and the services we provide to clients. Such coverage, if negative, could influence government officials to slow the pace of privatizing government services. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to obtain government sponsored contracts.

One of our contracts requires that we provide services to populations of clients for a fixed fee regardless of the amount of services required. If we fail to estimate accurately the cost of performing certain contracts, we may incur losses on these contracts.

Our largest revenue producing contract is a case rate contract that pays us a fixed amount per month for providing all requested social services to a certain population of clients. We do not directly provide some services we are required to offer under this contract. We are obligated to provide or arrange for the provision of services  to clients under this contract even if the costs of such services, including pharmacy and in-patient mental health care, which we do not provide and must purchase from other providers, exceed the fees received. From July 1998 to June 30, 2003, the fully allocated historical cost of services provided under this contract exceeded our fees by approximately $2.2 million. While to date the payer under the contract has reimbursed us for all such excess cost amounts, it has no legal obligation to do so. Under the contract, we are required to bear any loss, and we would have no legal recourse against the payer should it discontinue its reimbursement practice other than our right to terminate the contract after 60 days prior notice. In addition, under our fee-for-service contracts, we receive fees based on our interactions with government sponsored clients. To earn a profit on these contracts, we must accurately estimate costs incurred in providing services. Our risk on these contracts is that our client population is not large enough to cover our fixed costs, such as rent and other overhead. Our contracts are not reimbursed on a cost basis and therefore, if we fail to estimate our costs accurately, we may incur losses on these contracts.

We may incur costs before receiving related revenues, which could result in cash shortfalls.

When we are awarded a contract to provide services, we may incur expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from payers may be delayed due to billing cycles or as a result of failures to approve government budgets in a timely manner. Moreover, any resulting cash shortfall could be exacerbated if we fail to either invoice the payer or to collect our fee in a timely manner.

Our business is subject to risks of litigation.

We are in the human services business and therefore are subject to claims alleging we did not properly treat an individual or failed to properly diagnose and/or care for a client. We carry professional and commercial general liability insurance with coverage limited to $1.0 million per occurrence and $3.0 million in the aggregate ($100,000 per occurrence and $200,000 in the aggregate for sex abuse). An award in excess of our insurance limits could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. We are also subject to claims for negligence or intentional misconduct (in addition to professional liability type claims) by an employee, including but not limited to, claims arising out of accidents involving employees driving to or from interactions with clients or assault and battery. While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud, could adversely affect our cash flow and financial condition. We are also subject to employee related claims such as wrongful discharge or discrimination or a violation of equal employment law.

We face substantial competition in attracting and retaining experienced personnel, and we may be unable to grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain highly qualified and experienced social service professionals who possess the skills and experience necessary to deliver high quality services to our clients. Our objective of providing the highest quality of service to our clients is strongly considered when we evaluate education, experience, and qualifications of potential candidates for employment as direct care and administrative staff. To that end, we attempt to hire professionals who have attained a bachelors, masters or higher level of education and certification or licensure as direct care social service providers and administrators. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. We must quickly hire project leaders and case management personnel after a contract is awarded to us. Contract provisions and client needs determine the number, education and experience levels of social service professionals we hire. We continually evaluate client census, case loads and client eligibility to determine our staffing needs under each contract. Currently, we maintain an average staff to client ratio of one to seven. Our ability to attract and retain employees with the requisite experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Some of the companies with which we compete for experienced personnel have greater financial resources and name recognition than we do. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

Our success depends on our ability to manage growing and changing operations.

Since 1996, our business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of our business is such that qualified management personnel can be difficult to find. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We anticipate making strategic acquisitions as part of our growth strategy. We have made several acquisitions since our inception including Camelot Care Corporation in March 2002 and Cypress Management Services, Inc. in January 2003. The success of these and other acquisitions depends in part on our ability to integrate acquired companies into our business operations. There can be no assurance that the companies acquired will continue to generate income at the same historical levels on which we based our acquisition decisions, that we will be able to maintain or renew the acquired companies’ contracts, that we will be able to realize operating and economic efficiencies upon integration of acquired companies or that the acquisitions will not adversely affect our results of operations or financial condition.

We expect to review opportunities to acquire other businesses that would complement our current services, expand our markets or otherwise offer growth opportunities. In connection with some acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership and/or we could incur or assume substantial debt or assume contingent liabilities. Acquisitions involve numerous risks, including, but not limited to, the following:

•	problems assimilating the purchased operations;

•	unanticipated costs and legal or financial liabilities associated with an acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with customers;

•	entering markets in which we have limited or no experience;

•	potential loss of key employees of purchased organizations;

•	the incurrence of excessive leverage in financing an acquisition;

•	failure to maintain and renew contracts;

•	unanticipated operating, accounting or management difficulties in connection with an acquisition; and

•	dilution to our earnings per share.

We cannot assure you that we will be successful in overcoming problems encountered in connection with any acquisition, and our inability to do so could disrupt our operations and adversely affect our business.

Our future debt obligations could impair our liquidity and financial condition.

Although we will have minimal outstanding debt upon completion of this offering, we anticipate incurring additional debt in the future to enable us to make acquisitions and for other corporate opportunities. If we do so, these debt obligations could pose risk to you by:

•	making it more difficult for us to satisfy our obligations;

•	requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	impeding us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•	making us more vulnerable if a downturn in our business occurs and limiting our flexibility to plan for, or react to, changes in our business.

If we fail to make any required payment under the agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in these agreements, we will be in default. A default could have a significant adverse effect on the market value and marketability of our common stock. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders required immediate payment, we may not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness. In this event, we could be forced to seek protection under bankruptcy laws, which could have a material adverse effect on our existing contracts and our ability to procure new contracts as well as our ability to recruit and/or retain employees.

The cost of additional equity or debt capital could be prohibitive or result in dilution to existing stockholders.

We may seek to raise additional capital to fund our investments and/or operations. Any additional capital may consist of public or private equity or debt financing. We cannot assure you that additional financing will be available on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy to slow our rate of expansion or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

Our success depends on our ability to compete effectively in the marketplace.

We compete for clients and for contracts with payers with a variety of organizations that offer similar services. Most of our competition consists of local social service organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. We also compete with larger companies, such as Maximus, Inc., whose government operations group administers and manages welfare program services, childcare support enforcement, Medicaid enrollment and other consulting services for state and local governments. National Mentor, Inc. is the country’s largest provider of foster care services and competes with us in existing markets for foster care services. In addition, many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc., Res-Care, Inc., Psychiatric Solutions, Inc. and The Devereaux Foundation. Some of these companies have greater financial, technical, political, marketing, name recognition and other resources and a larger number of clients and/or payers than we do. In addition, some of these companies offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

There are legislative proposals being considered which, if enacted, would favor faith-based providers of social services over us.

Currently, we compete with faith-based agencies, such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. If the current Presidential led initiative to favor faith-based social service providers is enacted as legislation, our ability to obtain new contracts or to renew existing contracts could be jeopardized, which could negatively impact our operating results.

Our business is subject to state licensing regulations and other regulatory provisions, including regulatory provisions governing surveys, audits, anti-kickbacks, anti-referrals, false claims and The Health Insurance Portability and Accountability Act of 1996, and changes to or violations of these regulations could negatively impact our revenues.

In many of the locations where we operate we are required to obtain and maintain licenses. The applicable state and local licensing requirements govern the services we provide, the credentials of staff, record keeping, treatment planning, client monitoring and supervision of staff. The failure to maintain these licenses or the loss of a license could have a material adverse impact on our business and could prevent us from providing services to clients in a given jurisdiction. Most of our contracts are subject to surveys or audit by our payers. We are also subject to regulations which restrict our ability to contract directly with a government agency. Such restrictions could affect our ability to contract with certain payers. In addition, we are or may be subject to anti-kickback, anti-referral and false claim laws which impose penalties and possible bars from obtaining government contracts. The penalties could include criminal fines, civil money penalties, damages, imprisonment and/or a ban from participation in federally funded healthcare programs. Such fines and penalties could negatively impact our business by decreasing profits due to costs of fines and damages, damaging our reputation and diverting our management resources.

Due to our access, use or disclosure of health information relating to individuals, we are subject to the privacy mandates of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the nation’s healthcare system. HIPAA requires the Department of Health and Human Services to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment, eligibility and remittance advices, or “transaction standards,” privacy of individually identifiable health information, or “privacy standards,” security and electronic signatures, or “security standards,” as well as unique identifiers for providers, employers, health plans and individuals and enforcement. Final regulations have been issued for the privacy standards, transaction standards and security standards. As a healthcare provider, we are required to comply in our operations with these standards and are subject to significant civil and criminal penalties for failure to do so. In addition, in connection with providing services to customers that also are healthcare providers, we are required to provide satisfactory written assurances to those customers that we will provide those services in accordance with the privacy standards. HIPAA will require significant and costly changes for our company and others in the healthcare industry. The privacy standards went into effect on April 2003. While the transaction standards have also gone into effect, we and many other covered entities have received an extension until October 2003 to comply. The effective date for compliance with the security standards is April 2005.

We have appointed an internal committee to set our privacy policies regarding client information in compliance with HIPAA. This committee is responsible for training our employees, including our regional and local managers and staff, to comply with HIPAA policy and monitoring compliance with the policy. However, like other businesses subject to HIPAA regulations, we cannot fully predict the total financial or other impact of these regulations on us. We anticipate, however, that it will cost us approximately $400,000 to comply with the HIPAA transaction standards by October 2003. Thereafter, we will incur additional costs to meet our April 2005 deadline and these costs, as well as the costs which may be associated with our ongoing compliance with the new HIPAA regulations, could be substantial, which could negatively impact our profitability.

If government intermediary payers with whom we contract experience financial difficulty, become insolvent or declare bankruptcy, we may not be able to generate revenue under such contracts.

We contract with government intermediaries to provide social services in some of the states we serve. Magellan Health Services, Inc., the government intermediary with which we contract in Nebraska, recently filed for bankruptcy. The financial position of Magellan Health Services, Inc., or the financial difficulty, insolvency or bankruptcy of any of our other government intermediary payers could decrease our revenue under such contracts.

Risks related to this offering

The market price of our common stock may be volatile.

Prior to this offering, there was no public market for our common stock, and there can be no assurance that an active trading market for our common stock will develop or continue upon completion of this offering. The initial price to the public of our common stock will be determined through our negotiations with the underwriters and may not be indicative of the price at which our stock will trade when and if a market for our common stock develops, which price could be lower than the price you pay for our common stock. The securities markets have recently experienced extreme price and volume fluctuations. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock regardless of our operating performance. Additional factors that could cause the market price of our common stock to fluctuate are announcements of contracts won by our competitors, failures by our payers to renew our existing contracts, changes in market valuations of our competitors, or introductions of new products or services by our competitors, all of which are outside our control. In addition, our operating results could be below the expectations of investment analysts and investors and, in response, the market price of our common stock may decrease significantly and prevent investors from reselling their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management’s attention and resources, which could have a material adverse effect upon our business and operating results. Finally, after completion of the offering, given our relatively small market capitalization and public float, we could experience low daily trading volumes in our stock, which could adversely affect a stockholder’s ability to sell a large number of shares without adversely impacting the market price of our common stock.

We anticipate the initial public offering price to be significantly higher than the book value of our common stock, and you will experience immediate and substantial dilution in the book value of your investment.

Prior investors paid a lower per share price than the anticipated initial public offering price. The anticipated initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering at the mid-point of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $4.55 per share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the anticipated initial public offering price. To the extent these outstanding options or warrants are exercised, you will experience further dilution.

Future sales of our common stock may cause the prevailing market price to decrease.

After this offering, we will have an aggregate of 32,298,662 shares of our common stock authorized but unissued. In general, we may issue all of these shares without any action or approval by our stockholders. We may issue shares of our common stock in connection with acquisitions.

Upon the consummation of this offering, we will have 7,701,338 shares of our common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. The remaining shares of our common stock will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Provided the holders comply with the holding periods and other conditions prescribed in Rule 144 under the Securities Act, these restricted securities cease to be restricted and become freely tradeable at various times after completion of this offering.

We entered into an amended and restated registration rights agreement, dated as of March 1, 2002, with certain investors who own or have the right to purchase or otherwise acquire shares of our common stock, which will be amended in connection with this offering. Pursuant to this agreement we granted to the investors demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the investors, and to cause the registration statement to become effective. The registration rights agreement also grants “piggyback” registration rights permitting investors to include their registrable securities in a registration of securities by us.

Certain of our stockholders, directors and executive officers have entered into lock-up agreements and, with limited exceptions, have agreed not to sell or otherwise dispose of our common stock for a period of 180 days after the date of this prospectus. After this lock-up period, these stockholders, directors and executive officers will be able to sell their shares. We cannot predict whether substantial amounts of our common stock will be sold in the open market in anticipation of, or following, any divestiture by certain of our stockholders or our directors or executive officers of their shares of our common stock.

If a large number of shares of our common stock are sold in the open market after this offering, or if the market perceives that such sales will occur, the trading price of our common stock could decrease. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common stock.

Immediately following the consummation of this offering we will have outstanding derivative securities (consisting entirely of stock options granted under our 1997 stock option and incentive plan) exercisable for the purchase of 301,166 shares of our common stock. In addition, we will have another 500,000 shares of our common stock reserved for issuance upon the exercise of stock options that may be granted in the future under our 2003 stock option plan. The sale of shares issued upon the exercise of stock options could further dilute your investment in our common stock and negatively affect our stock price.

A significant portion of our net proceeds from this offering will be used to finance our obligations to related parties and will thus not be available to fund future growth or other corporate purposes.

A minimum of approximately $8.4 million of the net proceeds from this offering will be used to fund our obligations to certain of our related parties, including:

•	$4.0 million to Harbinger Mezzanine Partners, L.P., one of our principal stockholders, in repayment of its mezzanine loan to us;

•	an aggregate of $1.5 million to Philip Bredesen and Andrea Conte, JTWROS, who are together one of our principal stockholders, to redeem certain convertible indebtedness we owe to them; and

•	an aggregate of approximately $2.9 million to Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., both of which are principal stockholders of Providence and also affiliates of Mark First and Brian Young, two of our current directors, to pay them a $1.0 million financial advisory fee, approximately $1.1 million of accrued and unpaid dividends on their preferred stock and an aggregate of approximately $817,000 for the first installment of principal due June 30, 2004 and the interest payable during the 12 months following this offering on the $3.5 million note that we intend to issue in connection with this offering as evidence of our $3.5 million consent fee obligation to them.

In addition, in connection with this offering, we restructured the terms of our agreement with Harbinger Mezzanine Partners relating to the adjustments to the common stock warrants and preferred stock warrants that were issued to it in connection with its mezzanine loan to us. Pursuant to such restructuring, we have also agreed to use a portion of the net proceeds to pay Harbinger the amount, if any, by which the value of 224,128 of its shares of our common stock (based upon the initial public offering price less underwriting discounts) is less than $2.4 million. Based on the assumed offering price of $11.00 per share this would result in a payment to Harbinger of $107,171.

If the underwriters’ over-allotment option is exercised, we may use up to an additional $2.7 million of the proceeds in order to prepay our entire $3.5 million consent fee obligation to Eos Partners SBIC and Eos Partners SBIC II.

As we have not historically paid a cash dividend and do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our loan and security agreement with Healthcare Business Credit Corporation if there is a default under such agreement or if the payment of a dividend would result in a default. Thus, if you are to receive any return on your investment in our common stock it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

Our officers, directors and affiliated entities own a large percentage of our company, and they could make business decisions with which you disagree that will affect the value of your investment.

We anticipate that our executive officers, directors, entities affiliated with them, and other 5% or greater stockholders will, in total, beneficially own approximately 39.1% of our outstanding common stock after this offering. These stockholders, acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

Provisions in our corporate documents and our certificate of incorporation and bylaws, as well as Delaware General Corporation Law, may hinder a change of control.

Provisions of our new certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	a classified board of directors that cannot be replaced without cause by a majority vote of our stockholders;

•	our board of director’s authorization to issue shares of preferred stock, on terms as the board of directors may determine, without stockholder approval; and

•	provisions of Delaware General Corporation Law that restrict many business combinations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	the future growth of government social services;

•	projected capital expenditures;

•	competition;

•	the effectiveness, quality and cost of our services;

•	our ability to identify and pursue acquisition opportunities; and

•	the acceptance of privatized social services.

You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares we are offering, assuming an initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, will be approximately $27.8 million ($34.4 million in the event the underwriters’ over-allotment option is exercised in full), after deducting the estimated underwriting discounts and approximately $2.9 million of estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders.”

We intend to use the net proceeds as follows:

•	approximately $7.0 million to repay mezzanine indebtedness, including $4.0 million to Harbinger Mezzanine Partners, L.P., one of our principal stockholders. This indebtedness bears interest at the rate of 13.5% per annum, is due February 15, 2007 and was incurred in March 2002 in connection with our acquisition of Camelot Care Corporation;

•	approximately $5.0 million to reduce the amount outstanding under our revolving line of credit, which bears interest at a variable rate equal to the prime rate plus 2.0% per annum, is due December 31, 2006 and was incurred in January 2003 to replace our prior credit facility;

•	approximately $2.2 million to repay amounts drawn on our acquisition line of credit, which bears interest at a variable rate equal to the prime rate plus 2.5% per annum, is due January 1, 2006 and was incurred in January 2003 to fund a portion of the acquisition price of Cypress Management Services, Inc.;

•	approximately $1.5 million to redeem convertible indebtedness to Philip Bredesen and Andrea Conte, JTWROS, who are together one of our principal stockholders. This indebtedness bears interest at the rate of 8.0% per annum, is due March 1, 2007 and was incurred in March 2002 in connection with our acquisition of Camelot Care Corporation;

•	approximately $1.1 million to pay the accrued and unpaid dividends on our Series A, B and D preferred stock, which accrues a dividend of 8.0% per annum through the date of the consummation of this offering. All of the Series A and 94% of the Series B preferred stock is owned by Eos Partners SBIC, L.P. and all of the Series D preferred stock is owned by Eos Partners SBIC II, L.P., both of which are principal stockholders of Providence and also affiliates of Mark First and Brian Young, two of our current directors;

•	approximately $1.0 million to repay indebtedness, which bears interest at a rate of 8.0% per annum, is due January 3, 2006 and was incurred in January 2003 to fund a portion of the acquisition price of Cypress Management Services, Inc.;

•	approximately $1.0 million to pay a financial advisory fee to Eos Partners SBIC and Eos Partners SBIC II;

•	approximately $0.9 million to repay indebtedness, which bears interest at a variable rate equal to the prime rate plus 2.5% per annum, is due January 1, 2006 and was incurred for general corporate purposes;

•	approximately $0.8 million to pay the principal and interest due during the first 12 months following this offering on a $3.5 million subordinated note to be issued to Eos Partners SBIC and Eos Partners SBIC II upon the consummation of this offering. This note is being issued to evidence our obligation to pay them a $3.5 million consent fee in connection with this offering. The note will bear interest at the rate of 4.0% per annum, payable quarterly commencing September 30, 2003, and will be payable in five equal semi-annual principal payments of $700,000 commencing June 30, 2004;

•	approximately $0.4 million to repay our capital lease obligations; and

•	the balance of approximately $6.9 million for general corporate purposes, including potential acquisitions.

In addition, in connection with this offering, we restructured the terms of our agreement with our mezzanine lenders, including Harbinger Mezzanine Partners, relating to the adjustments to the common stock warrants and preferred stock warrants that were issued to them in connection with their mezzanine loans to us. Pursuant to such restructuring, we have agreed to use a portion of the net proceeds to pay them the amount, if any, by which the value of 392,224 of their aggregate shares of our common stock (based upon the initial public offering price less underwriting discounts) is less than $4.2 million. Based on an assumed offering price of $11.00 per share this would result in a payment to them of $187,548. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Obligations and Commitments—Mezzanine Loan” and “Certain Relationships and Related Party Transactions—Transactions with Harbinger Mezzanine Partners, L.P.”

In the event the over-allotment option is exercised, we may use the $0.8 million in net proceeds allocated to the current portion of the $3.5 million subordinated note to be issued to Eos Partners SBIC and Eos Partners SBIC II in connection with this offering, plus $2.7 million of the additional net proceeds received from the exercise of the over-allotment option, to prepay the entire $3.5 million subordinated note as of the consummation of the over-allotment option. See “Certain Relationships and Related Party Transactions—Transactions with Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.”

Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Prior to this offering, we have never paid any cash dividends on our preferred stock. In connection with the consummation of this offering, however, we will pay accrued but unpaid dividends on our Series A preferred stock, Series B preferred stock and Series D preferred stock. Additionally, all outstanding preferred stock will convert into common stock or be cancelled upon the consummation of this offering.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant including any changes in federal tax policy. Upon the consummation of this offering, our ability to pay dividends on our common stock is prohibited by our loan and security agreement with Healthcare Business Credit Corporation if there is a default under such agreement or if the payment of a dividend would result in a default.

CAPITALIZATION

The following table presents our capitalization as of June 30, 2003. Our capitalization is presented:

•	on an actual basis; and

•	on a “pro forma, as adjusted” basis to reflect the following events, all of which will take place prior to or in connection with the consummation of this offering:

•	our adoption of a new certificate of incorporation that authorizes 40,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock;

•	the conversion of all outstanding shares of our Class A common stock and Class B common stock into shares of our common stock;

•	the conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock and Series D preferred stock into 1,783,103 shares of our common stock and the payment of the accrued dividends on this preferred stock from the estimated net proceeds of this offering;

•	the exchange of our Series E preferred stock warrants and certain of our common stock warrants for 434,578 shares of our common stock;

•	the issuance of 68,613 shares of our common stock pursuant to the cashless exercise of certain of our common stock warrants;

•	the conversion of $2,400,946 of our convertible notes into 349,672 shares of our common stock and the redemption of the $1,363,734 balance of our convertible notes for $1,539,734 from the estimated net proceeds of this offering;

•	our issuance of a 4.0% unsecured subordinated note in the amount of $3,500,000 as a consent fee to the holders of our preferred stock and the allocation of a portion of the estimated net proceeds of this offering for the payment of the current portion of this note; and

•	our receipt of the estimated net proceeds from the sale of 3,000,000 shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share, less the estimated underwriting discount and estimated offering expenses payable by us, and our anticipated application of those proceeds. See “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and related notes that are included in this prospectus.

	As of June 30, 2003
	Actual	Pro forma as adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$1,292	$8,037

Long-term debt, including current maturities:
Note to Eos Partners—initial public offering consent fee	—	$2,800
Revolving line of credit	$4,996	—
Secured term notes	10,299	251
Unsecured convertible notes	3,765	—
Note to former shareholder of Cypress Management Services, Inc.	1,000	—
Other indebtedness	284	—

Total long-term debt	20,344	3,051

Put warrant obligation	3,569	—

Mandatorily redeemable convertible preferred stock	5,845	—

Stockholders’ equity:
Common stock
Class A common stock, $0.001 par value, authorized 34,214,807 shares, actual, 2,200,873 shares issued and outstanding, actual	2	—
Class B common stock, $0.001 par value, authorized 5,600,000 shares, actual, none issued and outstanding, actual	—	—
Common stock, $0.001 par value, authorized 40,000,000 shares, as adjusted, and 7,701,338 shares issued and outstanding, as adjusted	—	8
Preferred stock, $0.001 par value, authorized 10,000,000 shares, as adjusted, none issued and outstanding, as adjusted	—	—
Additional paid-in capital	4,103	42,319
Accumulated deficit	(5,682)	(10,769)
Less 135,501 treasury shares	(118)	(118)

Total stockholders’ equity (deficit)	(1,695)	31,440

Total capitalization	$28,063	$34,491

DILUTION

Purchasers of our common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Our pro forma net tangible book value as of June 30, 2003 was approximately $22.9 million or approximately $4.86 per share after giving effect to the conversion of our preferred stock and certain of our convertible debt and the exchange and/or exercise of all of our outstanding warrants into shares of our common stock and to our issuance of a $3.5 million subordinated note to evidence a consent fee obligation relating to this offering, each of which is to occur on or immediately prior to the consummation of this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding. After giving effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deduction of the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2003 would have been approximately $49.6 million or $6.45 per share. This represents an immediate increase in net tangible book value of $1.59 per share of our common stock to existing stockholders and an immediate dilution of $4.55 per share to purchasers of our common stock in this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of June 30, 2003	$4.86
Increase per share attributable to new investors in this offering	$1.59

As adjusted net tangible book value per share after the offering		6.45

Dilution per share to new investors		$4.55

The table above excludes the options to purchase shares of our common stock that will remain outstanding after we consummate this offering. As of June 30, 2003, we had outstanding options to purchase 301,166 shares of our common stock at an average exercise price of $5.00 per share, all of which options will remain outstanding as of the consummation of this offering. If the holders of these outstanding options exercise them at a price that is less than the offering price, our new investors will have further dilution.

The following table shows on an as adjusted basis, as of June 30, 2003, the total consideration paid and the average price per share paid by our existing stockholders and by the investors in this offering, before deducting estimated underwriting discounts and estimated offering expenses payable by us in connection with this offering, at an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	4,701,338	61%	$15,536,500	32%	$3.30
New investors	3,000,000	39%	33,000,000	68%	$11.00

Total	7,701,338	100%	$48,536,500	100%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical consolidated financial data for the five fiscal years ended June 30, 2002 and the six months ended December 31, 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the six months ended December 31, 2001 and for the six months ended June 30, 2002 and 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal and recurring adjustments, that we considered necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2003. You should read this information with our consolidated financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

	Fiscal year ended June 30,					Six months ended December 31,		Six months ended June 30,
	1998	1999	2000	2001	2002	2001	2002(1)	2002	2003(1)
	(in thousands, except for per share data and “Other data”)
Statement of operations data:
Revenues:
Home and community based services	$8,554	$12,548	$17,498	$24,572	$27,709	$13,435	$15,625	$14,274	$19,238
Foster care services	—	—	—	—	3,502	—	5,800	3,502	5,997
Management fees	53	130	142	98	1,616	364	1,315	1,252	2,859

Total revenues	8,607	12,678	17,640	24,670	32,827	13,799	22,740	19,028	28,094
Operating expenses:
Client service expense	7,386	12,064	16,647	21,619	27,848	12,151	20,145	15,696	21,621
General and administrative expense	1,467	1,216	1,609	1,780	2,869	1,045	2,496	1,824	2,837
Depreciation and amortization	166	255	237	364	480	138	361	343	486
Goodwill amortization	78	82	84	162	—	—	—	—	—

Total operating expenses	9,097	13,617	18,577	23,925	31,197	13,334	23,002	17,863	24,944
Operating income (loss)	(490)	(939)	(937)	745	1,630	465	(262)	1,165	3,150
Non-operating (income) expenses:
Interest expense, net	79	62	158	336	755	133	837	622	1,107
Put warrant accretion	—	—	—	—	—	—	3,569	—	—
Equity in earnings of unconsolidated affiliate	—	—	—	—	(215)	(96)	(129)	(118)	(134)

Income (loss) before income taxes	(569)	(1,001)	(1,095)	409	1,089	429	(4,539)	661	2,177
(Benefit) provision for income taxes	—	—	—	15	(254)	(127)	180	(127)	840

Net income (loss)	(569)	(1,001)	(1,095)	394	1,343	556	(4,719)	788	1,337
Preferred stock dividends	—	—	—	242	386	193	193	193	193

Net income (loss) available to common stockholders	$(569)	$(1,001)	$(1,095)	$152	$957	$363	$(4,912)	$595	$1,144

	Fiscal year ended June 30,					Six months ended December 31,		Six months ended June 30,
	1998	1999	2000	2001	2002	2001	2002(1)	2002	2003(1)
	(in thousands, except for per share data and “Other Data”)
Net income (loss) per share data:
Diluted	$(0.32)	$(0.60)	$(0.65)	$0.09	$0.35	$0.16	$(2.42)	$0.18	$0.26

Weighted average shares outstanding:
Diluted	1,790	1,672	1,672	1,672	3,496	3,180	2,029	4,073	5,491

Other financial data:
Managed entity revenue(2)	$545	$1,272	$1,470	$2,238	$30,778	$9,485	$24,798	$21,293	$30,278

Other data(3):
States served	3	5	6	7	16	9	16	16	16
Locations	14	31	41	43	84	45	88	84	99
Employees	236	306	443	615	1,158	611	1,303	1,158	1,655
Direct	236	306	443	615	754	599	880	754	947
Managed	—	—	—	—	404	12	423	404	708
Contracts	25	41	50	61	155	95	158	155	176
Direct	25	41	50	61	108	91	111	108	118
Managed	—	—	—	—	47	4	47	47	58
Clients	1,691	2,360	3,069	3,697	10,785	8,492	10,730	10,785	12,561
Direct	1,691	2,360	3,069	3,697	3,763	3,713	4,375	3,763	4,787
Managed	—	—	—	—	7,022	4,779	6,355	7,022	7,774

	As of June 30,					As of December 31,	As of June 30,
	1998	1999	2000	2001	2002	2002	2003	As adjusted (4)
Balance sheet data:
Cash and cash equivalents	$634	$608	$411	$691	$761	$1,019	$1,292	$8,037
Total assets	5,760	5,050	6,630	7,947	24,045	24,794	36,008	40,964
Total current liabilities	1,888	2,094	3,470	4,647	8,879	9,384	14,124	6,489
Long-term obligations	1,370	930	1,048	793	11,003	10,831	14,165	3,035
Other liabilities	—	—	—	—	—	3,569	3,569	—
Mandatorily redeemable convertible preferred stock	3,000	3,530	4,830	5,073	5,459	5,652	5,845	—
Total stockholders’ equity (deficit)	(498)	(1,504)	(2,718)	(2,566)	(1,296)	(4,643)	(1,695)	31,440

(1)	In May 2003, we changed our fiscal year end from June 30 to December 31. As a result, the six months ended December 31, 2002 is presented as a transitional period and the six months ended June 30, 2003 represents the first six months of our fiscal year ending December 31, 2003.

(2)	Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.

(3)	“Employees,” “States served,” “Locations” and “Contracts” data are as of the end of the period for owned and managed entities. “Clients” data represents the number of clients served during the last month of the period presented for owned and managed entities. “Direct” refers to the employees, contracts and clients related to contracts made directly with payers. “Managed” refers to the employees, contracts and clients related to management agreements with not-for-profit organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.

(4)	As adjusted for this offering. See “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our historical consolidated financial statements and related notes and pro forma financial information included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus may cause actual results to differ materially from those projected in the forward-looking statements.

All references to years, unless otherwise noted, refer to our fiscal year, which prior to December 31, 2002 ended on June 30. In May 2003, we changed our fiscal year from June 30 to December 31. As a result, the six months ended December 31, 2002 is presented as a transitional period and the six months ended June 30, 2003 represents the first six months of our fiscal year ending December 31, 2003. All references to December 31, 2002 refer to the six months ended December 31, 2002 and all references to June 30, 2003 refer to the six months ended June 30, 2003.

Overview of our business

We provide government sponsored social services directly and through not-for-profit social services organizations whose operations we manage. Our counselors, social workers and mental health professionals work with clients who are eligible for government assistance due to income level, emotional/educational disabilities or court order. The state and local government agencies that fund the services we provide are required by law to provide counseling, case management, foster care and other support services to eligible individuals and families. We do not own or operate any hospitals, residential treatment centers or group homes. Instead, we provide care primarily in the client’s home or community, reducing the cost to the government while affording the client a better quality of life. We also manage social services provider networks on behalf of our managed entities.

How we earn our revenue

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries and from our management contracts with not-for-profit social services organizations. The government entities that pay for our services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of the contracts where we provide services directly, we are paid an hourly fee. In other such situations we receive a set monthly amount. These revenues are presented in our financial statements as either revenues from home and community based services or foster care services. Where we contract to manage the operations of not-for-profit social services organizations, we receive a management fee that is either a fixed amount per enrolled member or based upon a percentage of the revenue of the managed entity. These revenues are presented in our financial statements as management fees. Because we are responsible for substantially all of the business operations of these entities and our management fees are largely dependent upon their revenues, we also monitor for management purposes the revenues of our managed entities. In this prospectus, we refer to the revenues of these entities as managed entity revenue.

Acquisitions

Since we were formed, we have completed the following significant acquisitions:

•	On February 5, 1997, we issued shares of our common stock to acquire all of the outstanding stock of Parents and Children Together, Inc., referred to as PACT. PACT is our Tucson, Arizona-based provider of home based and school based services to youth and their families. The acquisition of PACT was consummated shortly after our company was formed and was the genesis of our home and community based services.

•	On November 26, 1997, we acquired all of the outstanding stock of Family Preservation Services, Inc., referred to as FPS, for a combination of cash, notes and stock totaling $3.1 million, which acquisition price was subsequently reduced to $2.1 million on March 25, 1999. FPS is our Virginia-based provider of home based services for children. The acquisition provided us with a presence in the eastern United States in the rapidly expanding home based counseling field. From six Virginia locations, we expanded FPS geographically to 19 additional Virginia locations and into Maine, Florida, North Carolina and West Virginia. In connection with the transaction, we also acquired the rights to a management agreement with Family Preservation Services of South Carolina, Inc., a not-for-profit social service organization.

•	On March 1, 2002, we acquired all of the outstanding stock of Camelot Care Corporation, referred to as Camelot, for a combination of cash, notes and stock totaling $10.3 million. Camelot provides foster care services for youth. From locations in Tennessee, Illinois, Indiana, Nebraska, Ohio and Florida, Camelot provided foster care services to approximately 1,700 children at the time of the acquisition. Subsequent to the acquisition, we have opened foster care services in other states where we were previously providing only home and community based services. In connection with the transaction, we also acquired the rights to a management agreement with Camelot Community Care, Inc., a not-for-profit social service organization.

•	On January 9, 2003 we acquired all of the outstanding stock of Cypress Management Services, Inc., referred to as Cypress, for a combination of cash, notes and stock totaling approximately $4.9 million. In connection with the transaction we also acquired the right to a management agreement with Intervention Services, Inc., a not-for-profit social service organization which provides home based and foster care services.

Formation of management company joint venture

In September 2001, we formed a joint venture limited liability company with the ten agencies whose members comprise the board of a not-for-profit organization that provides community based social and mental health network services in New Mexico. This joint venture provides management services to the not-for-profit organization and is paid a fee per network member per month and is accounted for on the equity method of accounting for financial reporting purposes.

Critical accounting policies and estimates

General

In preparing our financial statements in accordance with accounting principles generally accepted in the United States we are required to make some estimates and judgments that affect the amounts reflected in our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies that are most important to the portrayal of our financial condition and results of operations. These policies require management’s most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. Our most critical accounting policies pertain to revenue recognition, the allowance for doubtful accounts receivable, accounting for business combinations, impairment of goodwill and other long-lived assets, and our management contract relationships.

Revenue recognition

We recognize revenue at the time services are rendered at the amounts stated in our contracts and when the collection of such amounts is considered to be probable.

At times we may receive funding for certain services in advance of services actually being rendered. These amounts are reflected in the accompanying consolidated balance sheets as deferred revenues until the actual services are rendered.

As services are rendered, documentation is prepared describing each service, time spent, and billing code under each contract to determine and support the value of each service provided. This documentation is used as a basis for billing under our contracts. The billing process and documentation submitted under our contracts varies among our payers. The timing, amount and collection of our revenues under these contracts are dependent, to a great extent, upon our ability to comply with the various billing requirements specified by each payer. Failure to comply with these requirements could delay the collection of amounts due to us under a contract or result in adjustments to amounts originally due under a contract.

The performance of our contracts is subject to the condition that sufficient funds are appropriated, authorized and allocated by each state, city or other local government. If sufficient appropriations, authorizations and allocations are not provided by the respective state, city or other local government, we are at risk of immediate termination or renegotiation of the financial terms of our contract.

Fee-for-service contracts.    Revenues related to services provided pursuant to fee-for-service contracts are recognized as revenue at the time services are rendered and collection is determined to be probable. Such services are provided at established billing rates. Fee-for-service contracts represented 75%, 78% and 70% of our revenue for the fiscal year ended June 30, 2002, the six months ended December 31, 2002 and six months ended June 30, 2003, respectively.

Case rate contract.    We provide services under one contract pursuant to which we receive a predetermined amount per month for a specified number of eligible beneficiaries. Under this contract, referred to as a case rate contract, we receive the established amount regardless of the level of services provided to the beneficiary during the month and thus recognize this contractual rate as revenue on a monthly basis. To the extent that we provide services that exceed the contracted revenue amounts, we request the payer to reimburse us for these additional costs. Historically, the payer has reimbursed us for all such excess costs although it has no ongoing legal obligation to do so under the case rate contract. Consequently, we do not recognize these excess cost amounts as amounts received in excess of our contracted rates, or additional revenue, until the payer actually reimburses us for such amounts or enters into an agreement contractually committing it to pay us the particular amount recognized and collection of such amount is determined to be probable.

The primary reasons why expenses from time to time exceed the contracted revenue amounts under our case rate contract are increases in the number of referrals requiring out-of-home placements and significant required increases in purchased services over those originally estimated when the contract was originally negotiated. Our ability to manage and provide alternative treatments to clients requiring out-of-home placements and other purchased services impacts the amount and timing of revenue, if any, we recognize in excess of agreed upon contracted revenue amounts. For the fiscal year ended June 30, 2002, the six months ended December 31, 2002 and the six months ended June 30, 2003 we incurred costs of $6,777,917, $4,280,433 and $4,973,337 relating to our case rate contract and recognized revenues relating to our case rate contract of $6,597,498, $3,581,761 and $5,510,003, of which $750,000, $132,000 and $1,491,870 represented amounts we received in excess of our contracted monthly rate amounts. Our revenues under this contract represented 20%, 16% and 20% of our total revenues for these same periods.

Management agreements.    We maintain management agreements with a number of not-for-profit social-services organizations that require us to provide the day-to-day management for each organization. In exchange for these services, we receive a management fee that is either a fixed amount per enrolled member or based on a percentage of the revenues of these organizations. Additionally, prior to July 2003, these management agreements contained a provision that permitted us to earn bonuses to our management fee dependent upon the managed entity’s operating results. We have historically recognized such bonuses as revenue when they have been approved and authorized by the board of directors of the applicable not-for-profit entity and collection of such amount is determined to be probable. In connection with our renegotiation of our fee arrangement with these entities, we amended these agreements as of July 1, 2003, at which time we also removed the bonus provision. Management fees represented 5%, 6% and 10% of our revenue for the year ended June 30, 2002, the six months ended December 31, 2002 and the six months ended June 30, 2003, respectively.

Prior to July 2003, our management agreements also included a provision for us to provide the not-for-profit organizations we manage with any necessary working capital or operational funding. This provision was eliminated in connection with our amendment of these management agreements effective as of July 1, 2003.

We recognize management fee revenues as such amounts are earned, as defined by the respective management agreements. We assess the likelihood that such management fees may be required to be returned to meet the funding commitments discussed above over the average duration of the entities’ existing contracts with its customers. If the likelihood is other than remote, we defer the recognition of all or a portion of the management fees received. To the extent that we are required to provide funding to the not-for-profit organizations to fund losses from the operations of these organizations, these amounts are recorded as a reduction of management fee revenues and recognized as management fee revenues when the amounts are ultimately collected from the operating income of the not-for-profit entities.

The costs associated with generating our management fee revenues are accounted for in client service expense and in general and administrative expense.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, which requires that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. We believe our revenue recognition principles are consistent with the guidance set forth in SAB 101.

Allowance for doubtful accounts receivable

We evaluate the collectibility of our accounts receivable on a monthly basis. We determine the appropriate allowance for doubtful accounts based upon specific identification of individual accounts and review of aging trends.

In circumstances where we are aware of a specific payer’s inability to meet its financial obligation to us, we record a specific addition to our allowance for doubtful accounts to reduce the net recognized receivable to the amount we reasonably expect to collect. If the financial condition of our payers were to deteriorate, further additions to our allowance for doubtful accounts may be required. Our write-off experience for the fiscal years ended June 30, 2000, 2001 and 2002, and the six months ended December 31, 2002 and the six months ended June 30, 2003 was less than 1% of revenue.

Accounting for business combinations

Goodwill and intangible assets represent the excess of consideration given over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired including goodwill and other intangible assets. We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, on July 1, 2001, which discontinued the amortization of goodwill and indefinite life intangibles and requires an annual test of impairment based on a comparison of fair values to carrying values. The evaluation of impairment under SFAS No. 142 requires the use of numerous subjective projections, estimates and assumptions as to the future performance of the operations. Our determination of fair value for purposes of our impairment analysis is based on a multiple of cash flows. Actual results could differ from projections resulting in a revision of our assumptions and, if required, recognizing an impairment loss. We completed a transitional goodwill impairment test upon the adoption of SFAS 142 as of July 1, 2001 and determined that the adoption of these rules had no impact on our financial statements. We performed the first required annual impairment test as of June 30, 2002 and the test determined there was no goodwill impairment.

Accounting for management agreement relationships

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social service organizations, we sometimes enter into management contracts with not-for-profit social service organizations for the purpose of developing strategic relationships to provide joint marketing, business development, administrative, program and management services. These organizations contract directly or indirectly with state and local agencies to supply a variety of community based mental health and foster care services to children and adults. Each of these organizations is separately incorporated and organized with its own board of directors.

Our management agreements with these not-for-profit organizations:

•	require us to provide day-to-day management, accounting, advisory, supportive, consultative, and administrative services to these organizations;

•	require us to provide the necessary resources to effectively manage the business and services of the not-for-profit organization;

•	require that we provide the management personnel for the organizations and the staff and directors for the respective programs; and

•	compensate us with a management fee for the services provided under these management agreements.

The accounting for our relationships with these organizations is based on a number of judgments regarding certain facts related to the control of these organizations and the terms of our management agreements. Any significant changes in the facts for which these judgments are based could have a significant impact on our accounting for these relationships. We have concluded that our management agreements do not meet the provisions of EITF 97-2, “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain other Entities with Consolidated Management Agreements,” thus the operations of these organizations are not consolidated with our operations.

Results of operations

The following table sets forth the percentage of consolidated total revenues represented by items in our consolidated income statements for the periods presented:

	Year ended June 30,			Six months ended December 31,		Six months ended June 30,
	2000	2001	2002	2001	2002	2002	2003
Revenues:
Home and community based services	99.2%	99.6%	84.4%	97.4%	68.7%	75.0%	68.5%
Foster care services	—	—	10.7	—	25.5	18.4	21.3
Management fees	0.8	0.4	4.9	2.6	5.8	6.6	10.2

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Operating expenses:
Client service expense	94.4	87.6	84.8	88.1	88.6	82.5	77.0
General and administrative expense	9.1	7.2	8.7	7.6	11.0	9.6	10.1
Depreciation and amortization	1.3	1.5	1.5	1.0	1.6	1.8	1.7
Goodwill amortization	0.5	0.7	—	—	—	—	—

Total operating expenses	105.3	97.0	95.0	96.7	101.2	93.9	88.8

Operating income (loss)	(5.3)	3.0	5.0	3.3	(1.2)	6.1	11.2

Non-operating (income) expense:
Interest expense, net	0.9	1.3	2.3	1.0	3.7	3.3	3.9
Put warrant accretion	—	—	—	—	15.7	—	—
Investment income	—	—	(0.7)	(0.7)	(0.6)	(0.6)	(0.5)

Income (loss) before income taxes	(6.2)	1.7	3.4	3.0	(20.0)	3.4	7.8
(Benefit) provision for income taxes	—	0.1	(0.8)	(0.9)	0.8	(0.7)	3.0

Net income (loss)	(6.2)%	1.6%	4.2%	3.9%	(20.8)%	4.1%	4.8%

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Revenues

The following table sets forth our revenues by service offering for the six months ended June 30, 2002 and 2003, respectively.

	Six months ended June 30,
	2002	2003
Home and community based services	$14,274,467	$19,237,449
Foster care services	3,501,621	5,997,446
Management fees	1,252,162	2,859,370

Total revenue	$19,028,250	$28,094,265

Revenues for the six months ended June 30, 2003 were $28.1 million, an increase of $9.1 million, or 47.6%, over the six months ended June 30, 2002.

Revenue from home and community based services increased $5.0 million, or 34.8%, for the six months ended June 30, 2003 from the same period in 2002. The increase in our home and community based services was primarily the result of business growth in existing locations and the opening of nine new locations in our subsidiaries operating in Florida, North Carolina, West Virginia, Maine and Texas. As a result, we served an additional 936 clients in June 2003 as compared to June 2002.

Foster care revenue increased $2.5 million, or 71.3%, for the six months ended June 30, 2003. The increase was due to business growth in existing locations, the addition of one new location in our subsidiary operating in Nebraska and the inclusion of Camelot for four months in the six months ended June 30, 2002 as compared to a full six months in the six months ended June 30, 2003. We acquired Camelot in March 2002. This acquisition enhanced our capability to deliver foster care services, expanded our reach into six new states, and accounted for approximately 27.5% of our growth in revenue for the current period.

Managed entity revenue increased to $30.3 million for the six months ended June 30, 2003 from $21.3 million for the six months ended June 30, 2002. In connection with the acquisition of Cypress in January 2003 and Camelot in March 2002, we acquired the rights to management agreements with Intervention Services, Inc. and Camelot Community Care, Inc. Both organizations are not-for-profit social service organizations. Under these agreements, we are entitled to compensation for management services rendered equal to a percentage of the respective entity’s total revenue. These entities generated an additional $9.4 million in managed entity revenue in the six months ended June 30, 2003 as compared to the six months ended June 30, 2002 and accounted for an increase in our management fee revenue of $582,000 in the same period. Management fee revenue as a percentage of managed entity revenue increased to 9.4% for the six months ended June 30, 2003 compared to 5.9% for the six months ended June 30, 2002 primarily due to management fee bonuses paid in the six months ended June 30, 2003. We received management fee bonuses of $844,000 from Intervention Services, Inc., Camelot Community Care, Inc. and Family Preservation Services of South Carolina, Inc. in the six months ended June 30, 2003. Effective July 1, 2003, these management agreements were amended in connection with our renegotiation of our fee arrangement with these entities at which time we also removed the bonus provision. The remainder of the increase in our management fee revenue was primarily due to an increase in the management fee percentage charged to Family Preservation Services of South Carolina, Inc. in the six months ended June 30, 2003 as compared to the six months ended June 30, 2002.

Operating expenses

Client service expense.    Client service expense includes the following for the six months ended June 30, 2002 and 2003:

	Six months ended June 30,
	2002	2003
Payroll and related costs	$10,920,596	$14,950,225
Purchased services	2,709,160	3,995,264
Other operating expenses	2,066,658	2,626,174
Stock based compensation	—	49,938

Total client service expense	$15,696,414	$21,621,601

Payroll and related costs.    Payroll and related costs for the six months ended June 30, 2003 were $15 million, an increase of $4.0 million over the six months ended June 30, 2002, and a decrease as a percentage of revenues from 57.4% for the six months ended June 30, 2002 to 53.2% for the six months ended June 30, 2003. Of this increase, 98.1% was due to the addition of 190 new direct care providers, administrative staff and contracted employees in ten locations during the six months ended June 30, 2003 to service our growth. The remainder of the increase was due to the acquisition of Cypress. As a percentage of revenue, payroll and related costs decreased primarily due to the increase in our foster care business which outsources a significant portion of its costs to outside providers and our revenue growth rate from both organic growth and acquisitions.

Purchased services.    Purchased services include payments to third party providers for hospital, group home and other residential treatment services and pharmacy, foster parents and providers of home and community based services pursuant to certain network management agreements. Purchased services were $4.0 million for the six months ended June 30, 2003, an increase of $1.3 million over the six months ended June 30, 2002, and remained constant as a percentage of revenues from period to period. Foster care services outsourced in the six months ended June 30, 2003 as compared to the six months ended June 30, 2002 increased $816,000 partially due to the inclusion of Camelot for four months in the six months ended June 30, 2002 as compared to a full six months in the six months ended June 30, 2003. Other purchased services such as pharmacy, out-of-home placements and support services accounted for an increase of $470,000 in purchased services costs due to an increase in the number of referrals requiring out-of-home placements in the six months ended June 30, 2003 as compared to the same period last year. Increases in our foster care services produced the increase in purchased services as a percentage of revenues in the current period.

Other operating expenses.    Other operating expenses include professional liability insurance premiums, property and casualty insurance premiums, mileage, professional licenses, training, education, recruiting and hiring fees, telephones, cell phones and pagers related to our direct care and direct management staff. Also included in other operating expenses are costs, such as meals, incurred to provide care directly to our clients. Other operating expenses for the six months ended June 30, 2003 were $2.6 million, an increase of $560,000 over the six months ended June 30, 2002, and a decrease as a percentage of revenues from 10.9% to 9.3% from period to period. The increase in other operating expenses was due to the addition of new locations in Florida, North Carolina, West Virginia, Maine, Texas and Nebraska in the six months ended June 30, 2003. The acquisition of Cypress added approximately $26,000 in other operating expenses in the six months ended June 30, 2003. Notwithstanding the increase in other operating expenses, our revenue growth rate from both organic growth and acquisitions resulted in a decrease in other operating expenses as a percentage of revenue.

Stock based compensation.    Stock based compensation of $50,000 for the six months ended June 30, 2003 represents the vesting of stock options granted to employees at exercise prices less than the estimated fair value of our common stock on the date of the grant of such options.

General and administrative expense.    General and administrative expense was $2.8 million for the six months ended June 30, 2003, an increase of $1.0 million over the six months ended June 30, 2002 and an increase as a percentage of revenues from 9.6% to 10.1% from period to period. Increased accounting and legal fees, information systems improvements and the addition of corporate staff to adequately support our growth accounted for an increase of $742,000 of corporate administrative expenses in the six months ended June 30, 2003 as compared to the same period last year. Furthermore, as a result of our growth in the six months ended June 30, 2003, rent and facilities management increased $233,000. The remaining increase was due to stock based compensation of $37,000 related to the vesting of stock options granted to certain executives and employees at exercise prices less than the estimated fair value of our common stock on the date of the grant of such options. Increases in our corporate administrative costs produced the increase in general and administrative expense as a percentage of revenue in the six months ended June 30, 2003.

Depreciation and amortization.    Depreciation and amortization was $486,000 for the six months ended June 30, 2003, an increase of $143,000 over the six months ended June 30, 2002. This increase was due to the acquisitions of Camelot and Cypress.

Interest expense

Interest expense for the six months ended June 30, 2003 was $1.1 million, an increase of $484,000 over the six months ended June 30, 2002, which was attributable to an increase in our borrowings related to the acquisitions of Camelot and Cypress.

Provision for income taxes

The provision (benefit) for income taxes is based on our estimated annual effective income tax rate for the full fiscal year. Our estimated effective income tax rate differs from the federal statutory rate primarily due to the changes in our estimate for our valuation allowance related to our deferred tax assets and state income taxes.

Six months ended December 31, 2002 compared to six months ended December 31, 2001

Revenues

The following table sets forth our revenues by service offering for the six months ended December 31, 2001 and 2002, respectively.

	Six months ended December 31,
	2001	2002
Home and community based services	$13,434,647	$15,625,125
Foster care services	—	5,799,479
Management fees	364,000	1,314,930

Total revenue	$13,798,647	$22,739,534

Revenues for the six months ended December 31, 2002 were $22.7 million, an increase of $8.9 million, or 64.8% over the six months ended December 31, 2001.

Revenues from our home and community based services increased $2.2 million, or 16.3%, for the six months ended December 31, 2002 over the same period of 2001. The number of locations within Virginia, Florida, West Virginia and Maine from which we provided services grew from 31 locations in December 31, 2001 to 38 locations in December 2002. As a result, we served 1,687 clients in December 2002 as compared with 1,691 clients in December 2001. The small net decrease in clients was the result of our election to terminate eight small and unprofitable or marginally profitable contracts in Florida which resulted in a net decrease in our Florida clients to 468 clients in December 2002 from 710 clients in December 2001. This client decrease in Florida was offset by the increase in the number of clients we served in Virginia, West Virginia, and Maine. In December 2002 we served 970 clients in Virginia as compared with 900 clients in December 2001. In December 2002 we served 136 clients in West Virginia as compared with 10 clients in December 2001, and in December 2002 we served 113 clients in Maine as compared with 71 clients in December 2001.

The acquisition of Camelot in March 2002 added $5.8 million in foster care services revenue in the six months ended December 31, 2002 compared to no revenue from such services in the comparable period in 2001. This acquisition enhanced our capability to deliver foster care services, expanded our reach into six new states, and accounted for approximately 64.9% of our growth in revenue in the current period.

Managed entity revenue increased to $24.8 million for the six months ended December 31, 2002 compared to $9.5 million for the six months ended December 31, 2001. In connection with the acquisition of Camelot, we acquired the rights to a management agreement with Camelot Community Care, Inc., a not-for-profit social service organization. Pursuant to this agreement, we are entitled to compensation for management services rendered equal to a percentage of the entity’s total revenue. Camelot Community Care, Inc. generated $10.6 million in managed entity revenue in the six months ended December 31, 2002 and, as a result, our management fee revenue increased $951,000 in the same period. Management fee revenue as a percentage of managed entity revenue was 5.2% for the six months ended December 31, 2002 and 3.8% for the six months ended December 31, 2001.

Operating expenses

Client service expense.    Client service expense includes the following for the six months ended December 31, 2001 and 2002:

	Six months ended December 31,
	2001	2002
Payroll and related costs	$9,008,423	$13,019,661
Purchased services	1,709,163	3,878,242
Other operating expenses	1,434,162	2,378,392
Stock based compensation	—	868,818

Total client service expense	$12,151,550	$20,145,113

Payroll and related costs.    Payroll and related costs for the six months ended December 31, 2002 were $13.0 million, an increase of $4.0 million over the six months ended December 31, 2001, and a decrease as a percentage of revenues from 65.3% for the six months ended December 31, 2001 to 57.3% for the six months ended December 31, 2002. The increase in payroll and related costs resulted primarily from the acquisition of Camelot and the addition of new locations. Approximately 135 direct care providers, administrative staff and contract employees were added with the acquisition of Camelot at a cost of $2.6 million. In addition, during the six months ended December 31, 2002 we added 160 new employees in nine new locations, which accounted for approximately $1.4 million in payroll and related benefit costs to service our growth. As a percentage of revenues, payroll and related costs decreased primarily due to the increase in our foster care business which outsources a significant portion of its costs to outside providers.

Purchased services.    Purchased services were $3.9 million for the six months ended December 31, 2002, an increase of $2.2 million over the six months ended December 31, 2001, and an increase as a percentage of revenues from 12.4% to 17.1% from period to period. We outsource a significant portion of our foster care services costs. Foster care services outsourced in the six months ended December 31, 2002 totaled approximately $1.5 million. Other purchased services such as pharmacy, out-of-home placements, and support services accounted for an additional $706,000 increase in purchased services costs. These costs are impacted by our ability to successfully intervene in crisis situations to prevent hospital admissions and may increase or decrease significantly as the number of referrals requiring out-of-home placement increase or decrease. Increases in our foster care services produced the increase in purchased services as a percentage of revenue in the six months ended December 31, 2002.

Other operating expenses.     Other operating expenses for the six months ended December 31, 2002 were $2.4 million, an increase of $944,000 over the six months ended December 31, 2001, and a slight increase from

10.4% to 10.5% as a percentage of revenues from period to period. With the acquisition of Camelot, which resulted in the addition of six new states and approximately 135 new employees, we added $941,000 of additional operating expenses.

Stock based compensation.    Stock based compensation of $869,000 for the six months ended December 31, 2002 represents stock and stock options granted to employees at prices and exercise prices less than the estimated fair value of our common stock on the date of the grant of such stock and stock options.

General and administrative expense.    General and administrative expense was $2.5 million for the six months ended December 31, 2002, an increase of $1.4 million over the six months ended December 31, 2001 and an increase as a percentage of revenues from 7.6% to 11.0% from period to period. As a result of our growth in the six months ended December 31, 2002, rent and facilities management increased $339,000. Furthermore, increased accounting and legal fees and the addition of corporate staff to adequately support our growth resulted in additional corporate administrative expenses of $415,000 in the same period. The remaining increase was due to stock based compensation of $697,000 which represents stock and stock options granted to certain executives and employees at prices and exercise prices less than the estimated fair value of our common stock on the date of the grant of such stock and stock options. Stock based compensation expenses produced the increase in general and administrative expense as a percentage of revenue in the six months ended December 31, 2002.

Depreciation and amortization.    Depreciation and amortization was $361,000 for the six months ended December 31, 2002, an increase of $223,000 over the six months ended December 31, 2001. This increase was due to the acquisition of Camelot. Depreciation and amortization was less than 2.0% of revenues.

Interest expense

Interest expense for the six months ended December 31, 2002 was $837,000, an increase of $704,000 over the six months ended December 31, 2001, which was attributable to an increase in our borrowings related to the acquisition of Camelot.

Put warrant accretion

Put warrant accretion represents the change in the estimated fair value of our put warrant obligation since June 30, 2002.

Provision for income taxes

The provision (benefit) for income taxes is based on our estimated annual effective income tax rate for the full fiscal year. Our estimated effective income tax rate differs from the federal statutory rate primarily due to the changes in our estimate for our valuation allowance related to our deferred tax assets and state income taxes.

Year ended June 30, 2002 compared to year ended June 30, 2001

Revenues

The following table sets forth our revenues by service offering for 2001 and 2002, respectively.

	Year ended June 30,
	2001	2002
Home and community based services	$24,571,750	$27,709,114
Foster care services	—	3,501,621
Management fees	98,566	1,616,162

Total revenue	$24,670,316	$32,826,897

Revenues for 2002 were $32.8 million, an increase of $8.2 million, or 33.1%, over 2001.

Revenues from home and community based services increased by $3.1 million, or 12.8%, for the year ended June 30, 2002 over the year ended June 30, 2001. The number of locations from which we provided services grew from 30 locations within Virginia, Florida and Maine in June 2001 to 36 locations within Virginia, Florida, West Virginia and Maine in June 2002. As a result, we served 1,554 clients in month of June 2002 in Virginia, Florida, West Virginia and Maine, as compared with 1,372 clients within Virginia, Florida and Maine in June 2001.

The acquisition of Camelot in March 2002 provided $3.5 million in foster care services revenue in 2002. This acquisition enhanced our capability to deliver foster care services, expanded our reach into six new states, and accounted for approximately 42.9% of our growth in revenue.

Managed entity revenue increased to $30.8 million for the year ended June 30, 2002 from $2.2 million for the year ended June 30, 2001. As a result, our management fee revenue increased $1.5 million in the same period. With the formation of our joint venture, effective September 2001, and the acquisition of Camelot, effective March 2002, we obtained rights to the management agreements with Rio Grande Behavioral Health Services, Inc. and Camelot Community Care, Inc. Both organizations are not-for-profit social service organizations. Under the Rio Grande management agreement, we are entitled to compensation for management services rendered equal to a fixed amount per enrolled member. Under the Camelot management agreement, we are entitled to compensation equal to a percentage of the respective entity’s total revenue.

Management fee revenue as a percentage of managed entity revenue increased to 5.2% from 4.5% for the year ended June 30, 2002 over the year ended June 30, 2001. In the year ended June 30, 2001, we provided management services pursuant to a management contract with Family Preservation Services of South Carolina for a flat fee. In the year ended June 30, 2002, we revised our management agreement with Family Preservation Services of South Carolina to provide that we receive a percentage of the revenue of Family Preservation Services of South Carolina in exchange for management services. In addition, during the year ended June 30, 2002, we entered into management agreements with Rio Grande Behavioral Health Services, Inc. and Camelot Community Care pursuant to which we receive a percentage of the revenue of these entities in exchange for management services as described above. These percentage management fee arrangements resulted in the increase in our management fee revenue as a percentage of the managed entity revenue.

Operating expenses

Client service expense.    Client service expense includes the following for 2001 and 2002:

	Year ended June 30,
	2001	2002
Payroll and related costs	$16,398,626	$19,928,821
Purchased services	2,833,798	4,418,323
Other operating expenses	2,386,851	3,500,820

Total client service expense	$21,619,275	$27,847,964

Payroll and related costs.    Payroll and related costs were $19.9 million in 2002, an increase of $3.5 million over 2001, and a decrease as a percentage of revenues from 66.4% in 2001 to 60.7% in 2002. Payroll and related costs increased in 2002 as a result of the acquisition of Camelot and the addition of new locations. Approximately 135 direct care providers administrative staff and contracted employees were added with the acquisition of Camelot at a cost of $1.7 million. Excluding costs related to the acquisition of Camelot in 2002, payroll and related costs increased approximately $1.8 million, which was directly related to our $3.1 million increase in revenue. As a percentage of revenues, payroll and related costs decreased primarily due to the increase in our foster care business which outsources a significant portion of its costs to outside providers.

Purchased services.    Purchased services were $4.4 million in fiscal 2002, an increase of $1.6 million over 2001, and an increase as a percentage of revenues from 11.5% in 2001 to 13.5% in 2002. We outsource a significant portion of our foster care services costs. The cost of outsourced foster care services in 2002 amounted to approximately $728,000. There were no such costs during the year ended June 30, 2001. Other purchased services such as pharmacy, out-of-home placements, and support services accounted for an increase of $857,000 in purchased service costs. These costs are impacted by our ability to successfully intervene in crisis situations to prevent hospital admissions and may increase or decrease significantly as the number of referrals requiring out-of-home placement increase or decrease. Increases in our foster care services produced the increase in purchased services as a percentage of revenue in 2002.

Other operating expenses.    Other operating expenses were $3.5 million in 2002, an increase of $1.1 million over 2001, and an increase as a percentage of revenue from 9.7% in 2001 to 10.7% in 2002. As a result of the acquisition of Camelot, we added approximately $683,000 in operating expenses. Excluding costs related to the acquisition of Camelot we added another $417,000 in operating expenses related to the addition of new locations in Virginia, Florida, West Virginia, Texas and Maine in 2002. Due to start up costs to expand our operations, other operating expense outpaced the growth in revenue in 2002.

General and administrative expense.    General and administrative expense was $2.9 million in 2002, an increase of $1.1 million over 2001, and an increase as a percentage of revenues from 7.2% to 8.7%. As a result of our growth in 2002, rent and facilities management increased $397,000. In addition, increased accounting and legal fees and the addition of corporate staff to adequately support our growth resulted in additional corporate administrative expenses of $692,000 over 2001. Increases in corporate administrative expenses outpaced growth in revenue in 2002 and resulted in a higher percentage of revenue as compared to 2001.

Depreciation and amortization.    Depreciation and amortization was $481,000 in 2002, an increase of $116,000 over 2001, and was primarily due to increased depreciation and amortization expense related to the acquisition of Camelot. Depreciation and amortization increased from 1.5% of revenue in 2001 to 1.7% of revenue in 2002.

Interest expense

Interest expense was $755,000 in 2002, an increase of $419,000 over 2001, and was primarily attributable to an increase in our borrowings related to the acquisition of Camelot.

Provision for income taxes

A benefit for income taxes of $254,000 was recognized in 2002 compared to a provision for income taxes of $15,000 in 2001. The benefit recognized in 2002 resulted primarily from a reduction in our valuation allowance for deferred income taxes based on our expected taxable earnings in fiscal year 2003. The provision for income taxes in 2001 consisted primarily of state income taxes.

The provision for income taxes differs from the amount computed by applying the federal statutory rate primarily due to the change in the valuation allowance provided for our net deferred tax assets and state income taxes.

At December 31, 2002, we had net operating loss carryforwards of approximately $8.5 million for federal income tax purposes that expire in years 2012 through 2021. As a result of the changes in our ownership in prior years and the acquisition of Camelot in the current year, the future use of these net operating losses may be limited.

Year ended June 30, 2001 compared to year ended June 30, 2000

Revenues

The following table sets forth our revenues by service offering for 2000 and 2001, respectively.

	Year ended June 30,
	2000	2001
Home and community based services	$17,498,104	$24,571,750
Management fees	142,366	98,566

Total revenue	$17,640,470	$24,670,316

Revenues for 2001 were $24.7 million, an increase of $7.0 million, or 39.9%, over 2000.

Revenues from home and community based services increased by $7.1 million, or 40.4%, for the fiscal year ended June 30, 2001 over the fiscal year ended June 30, 2000. The increase in our home and community based services revenue was primarily due to an increase in clients in 2001 because of an increase in the number of eligible recipients of government social services referred to us for services and the addition of new locations in Florida, Maine and North Carolina.

The number of locations from which we provided services within Virginia, Florida and Maine grew from 25 locations in June 2000 to 30 locations in June 2001. As a result, we served 1,372 clients in June 2001 as compared with 770 clients in June 2000.

Managed entity revenue increased from $2.2 million for the year ended June 30, 2001 compared to $1.5 million for the year ended June 30, 2000. Management fee revenue as a percentage of managed entity revenue decreased to 4.4% in the year ended June 30, 2001 from 9.7% in the year ended June 30, 2000. In both years, management fee revenue was derived from a management contract with Family Preservation Services of South Carolina, Inc. This percentage decrease was attributed to a reduction in the management fee due to a change in the fee structure in the year ended June 30, 2001. The structure was changed from a percentage of revenue in the year ended June 30, 2000 to a flat fee arrangement in the year ended June 30, 2001.

Operating expenses

Client service expense.    Client service expense includes the following for 2000 and 2001:

	Year ended June 30,
	2000	2001
Payroll and related costs	$11,134,530	$16,398,626
Purchased services	3,807,823	2,833,798
Other operating expenses	1,704,948	2,386,851

Total client service expense	$16,647,301	$21,619,275

Payroll and related costs.    Payroll and related costs in 2001 were $16.4 million, an increase of $5.3 million over 2000, and an increase as a percentage of revenues from 63.1% in 2000 to 66.5% in 2001. Payroll and related costs increased in 2001 primarily due to additions of direct care providers and administrative employees to support our revenue growth and to staff new locations in North Carolina, Florida and Maine. The increase in payroll and related costs was partially offset by the closing of our New Jersey and Colorado operations, which resulted in a reduction of our costs by approximately $110,000 as compared to 2000.

Purchased services.    Purchased services were $2.8 million in 2001, a decrease of $974,000 from 2000, and a decrease as a percentage of revenues from 21.6% in 2000 to 11.5% in 2001. Payments to purchase hospital and residential treatment facility care under our case rate contract decreased approximately $819,000 in 2001 as a result of greater emphasis on managing purchased service dollars. Although we focus on reducing out-of-home placements and their related costs, our control measures can not be relied upon to consistently ensure a lower level of purchased services related to our out-of-home placement clients. These costs are impacted by our ability to successfully intervene in crisis situations to prevent hospital admissions and may increase or decrease significantly as the number of referrals requiring out-of-home placement increase or decrease.

Other operating expenses.    Other operating expenses were $2.4 million in 2001, an increase of $682,000 over 2000, and remained constant as a percentage of revenues at 9.7%. The increase in other operating expenses was primarily due to the addition of new locations in North Carolina, Florida and Maine, and was partially offset by the closing of our operations in New Jersey and Colorado. The closure of our operations in New Jersey and Colorado resulted in a decrease in other operating expenses of approximately $49,000 in 2001.

General and administrative expense.    General and administrative expense was $1.8 million in 2001, an increase of $171,000 over 2000, and a decrease as a percentage of revenues from 9.1% to 7.2%. The increase in general and administrative expense was primarily due to an increase in rent and facilities management expenses of $229,000 and was partially offset by a decrease in corporate administrative expense of $60,000 in 2001. The increase in rent and facilities management expenses in 2002 was primarily due to the addition of locations in North Carolina, Florida and Maine, and was partially offset by the closing of our operations in New Jersey and Colorado. As a percentage of revenues, general and administrative expense decreased primarily due to a significant increase in our home and community based revenue which exceeded increases in our administrative costs.

Depreciation and amortization.    Depreciation and amortization in 2001 was $364,000, an increase of $127,000 over 2000, which was primarily due to increased depreciation expense related to the purchase of property and equipment.

Interest expense

Interest expense in 2001 was $336,000, an increase of $178,000 over 2000, which was primarily due to increased borrowings on our line of credit to fund the opening of new locations and to support our working capital needs during the fiscal year.

Provision for income taxes

The provision for income taxes differs from the amount computed by applying the federal statutory rate primarily due to the change in the valuation allowance provided for our net deferred tax assets and state income taxes.

At June 30, 2001, we had net operating loss carryforwards of approximately $1.4 million for federal income tax purposes that expire in years 2012 through 2021. As a result of the changes in our ownership in prior years, the future use of these net operating losses may be limited.

Quarterly results

The following table presents quarterly historical financial information for the 12 quarters ended June 30, 2003. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited financial statements appearing elsewhere in this prospectus. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information when read in conjunction with our audited financial statements and related notes appearing elsewhere in this prospectus. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Results of operations for any quarter are not necessarily indicative of results for a full fiscal year.

Supplemental quarterly financial data

	Quarter ended
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenues	$5,720,185	$5,954,164	$6,326,240	$6,669,727	$6,675,665	$7,122,982
Operating income	147,187	207,765	174,595	215,774	148,277	316,415
Net income	81,034	130,382	78,306	104,402	216,196	339,578
Net income available to common stockholders	20,391	69,739	17,663	43,759	119,596	242,978
Earnings per share:
Basic	$0.01	$0.04	$0.01	$0.03	$0.07	$0.15
Diluted	$0.01	$0.03	$0.01	$0.03	$0.06	$0.10

Managed entity revenue(1)	$464,177	$559,267	$579,527	$634,652	$2,559,127	$6,925,478
Management fees	$42,566	$21,000	$21,000	$14,000	$182,000	$182,000

	Quarter ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
Revenues	$8,332,186	$10,696,064	$11,137,124	$11,602,410	$13,413,951	$14,680,314
Operating income	373,535	791,447	860,973	(1,123,239)	1,431,725	1,718,491
Net income (loss)	309,170	478,759	409,638	(5,129,116)	585,591	751,966
Net income available to common stockholders	212,570	382,159	313,038	(5,225,716)	488,991	655,366
Earnings per share:
Basic	$0.12	$0.19	$0.15	$(2.58)	$0.22	$0.30
Diluted	$0.08	$0.11	$0.08	$(2.58)	$0.12	$0.14

Managed entity revenue(1)	$9,027,614	$12,266,214	$12,570,831	$12,227,524	$14,755,357	$15,522,678
Management fees	$600,107	$652,055	$653,490	$661,440	$1,359,262	$1,500,108

(1)	Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.

Net loss for the quarter ended December 31, 2002 included non-cash stock compensation expense of $1,566,537 and put warrant accretion of $3,569,238.

The acquisition of Cypress on January 9, 2003 contributed additional revenue of $480,000 for the quarter ended March 31, 2003.

Revenues for the quarter ended June 30, 2003 include $1.0 million for cost reimbursements under our case rate contract.

Liquidity and capital resources

Our primary liquidity and capital needs are the financing of working capital, capital expenditures and acquisitions. We have historically relied on cash generated from the issuance of convertible preferred stock, credit facilities, and operations to satisfy our liquidity and capital requirements.

Our balance of cash and cash equivalents was $1.3 million at June 30, 2003 and $1.0 million at December 31, 2002. The balance of cash and cash equivalents was $761,000 at June 30, 2002.

Cash flows

Operating activities.    Net cash used by operating activities totaled $2.0 million for the six months ended June 30, 2003. During this period we had net income of $1.3 million, which included non-cash charges to earnings for depreciation and amortization expense of $486,000, and stock based compensation expense of $87,000. In addition, net income included equity in earnings of an unconsolidated affiliate of $134,000. Net cash used by operations decreased as a result of increases in accounts receivable totaling $2.4 million, increases in management fees receivable of $1.4 million, decreases in accounts payable of $443,000, increases in prepaid expenses of $317,000, and increases in other assets of $135,000. Cash provided by operating activities resulted from increases in accrued expenses of $906,000.

Net cash provided by operating activities totaled $881,000 for the six months ended December 31, 2002. During this period we experienced a net loss totaling approximately $4.7 million which included non-cash charges to earnings for the accretion in the value of the put warrant obligation of $3.6 million, depreciation and amortization expense of $361,000 and stock compensation expense of approximately $1.6 million. In addition, net income included equity in earnings of an unconsolidated affiliate of $129,000. The amount of net cash provided by operations was increased as a result of increases in accrued expenses totaling $583,000, decreases in prepaid expenses of $107,000, and decreases in other assets totaling $31,000. Uses of cash resulted from increases in accounts receivable totaling $76,000, increases in management fees receivable of $217,000 and decreases in accounts payable of $330,000.

Investing activities.    In the six months ended June 30, 2003, net cash used in investing activities totaled $2.1 million. During this period we acquired Cypress for a combination of cash, a note, stock and other amounts payable totaling $4.9 million. Cash used in this transaction net of cash received totaled $1.9 million. In addition, we spent $335,000 for property and equipment. We received a distribution from an unconsolidated affiliate of $63,000 in the six months ended June 30, 2003.

Financing activities.    During the six month period ended June 30, 2003, we generated cash totaling $4.4 million in financing activities. Our new debt facility with Healthcare Business Credit Corporation, referred to as HBCC, was put in place on January 9, 2003 and provided net proceeds of $4.7 million. We paid costs of $137,000 in additional financing costs related to our new debt facility, repaid capital lease obligations of $91,000 and paid costs of $74,000 related to this offering. During the six months ended December 31, 2002, we used $636,000 for financing activities. We used $328,000 for costs incurred in connection with negotiating our debt facility with HBCC, repaid long-term debt of $176,000 and repaid capital lease obligations of $103,000 and paid $29,000 in connection with this offering.

Obligations and commitments

Credit facilities.    On March 1, 2002, we amended our credit facility to increase the amount available under our revolving line of credit from $4.0 million to $8.0 million. In connection with this increase in the revolving line of credit, we provided our lenders with warrants to purchase 42,328 shares of our common stock at an exercise price of $4.73 per share. These warrants expire in March 2012. On November 6, 2002, we amended the loan agreement to extend the maturity date of the revolving note through November 2004. This loan was repaid in January 2003 with the proceeds of our new credit facility with HBCC described below.

On January 9, 2003, we entered into a new credit facility with HBCC, which provides for a $10.0 million revolving line of credit, a $10.0 million acquisition line of credit and a $1.0 million term loan. The amount we may borrow under the revolving line of credit is subject to the availability of a sufficient amount of accounts receivable at the time of borrowing. Advances under the acquisition line of credit are subject to HBCC’s approval. Proceeds borrowed under the revolving line of credit portion of this new credit facility were used to repay and terminate the existing revolving line of credit. As of June 30, 2003, we had borrowed $5.0 million under our revolving line of credit, $2.2 million under our acquisition line of credit, and $861,000 under our term loan. At June 30, 2003, we had additional availability under our revolving credit facility of $4.0 million. Borrowings under these credit facilities bear interest at an annual rate equal to the prime rate in effect from time to time plus 2.0% in the case of the revolving line of credit, and prime plus 2.5% in the case of the acquisition line and the term loan. The revolving line of credit expires on December 31, 2006 and the acquisition line and term loan mature on January 1, 2006.

The credit facilities are secured by substantially all of our assets and the assets of certain of the not-for-profit entities that we manage under long-term management agreements, although, following the consummation of this offering, these entities will be removed as co-borrowers under our credit facility and their assets will be removed as collateral from our credit facilities. We are required to maintain certain financial covenants under our HBCC credit facility. At June 30, 2003, we were in compliance with all such covenants. If we were to default on the payment of principal or interest in respect of our credit facility or violate any financial or other covenant under applicable loan documents, HBCC could declare all principal to be immediately payable and could proceed against the collateral to satisfy the debt. In such event, we would no longer have available credit and would be unlikely to have access to equity capital markets.

Mezzanine loan.    On March 1, 2002, we entered into a mezzanine loan and security agreement for a $7.0 million secured term loan. The notes issued to our mezzanine lenders accrue interest at a rate of 13.5% per annum and are secured by accounts receivable, personal property and intangible property. In connection with the issuance of these secured notes, we provided the lenders with warrants to purchase an aggregate of 615,080 shares of our common stock at an exercise price of $0.035 per share. These warrants expire upon the earlier of a liquidation event (as defined in the loan and security agreement) or March 2012 and are subject to adjustment under certain circumstances that could increase the number of common shares subject to the warrants up to 859,159 or decrease the number of common shares subject to the warrants to 392,224. If upon the earlier of a liquidation event (as defined in the loan and security agreement) or March 1, 2007, the fair market value of the number of shares issued to the mezzanine lenders is less than $4,200,000, the warrants shall be increased to a number of shares that would result in a fair market value of $4,200,000, but in no event shall more than 615,080 shares be issued. The mezzanine lenders hold an option to sell shares of common stock upon exercise of these warrants to us beginning March 1, 2007 and continuing for a period of five years thereafter. The mezzanine lenders were also issued warrants to purchase seven shares of our Series E preferred stock at an exercise price of $0.01 per share. Our Series E preferred stock is not convertible or redeemable, but upon a liquidation event receives approximately 10% (subject to adjustment in certain circumstances) of the preferred liquidation preference the Series D preferred holders are entitled to receive. Under an amended and restated stockholders’ agreement, the mezzanine lenders may designate a director to our board of directors so long as the indebtedness evidenced by the secured promissory notes is still outstanding or they own, collectively, 5% or more of our outstanding common stock on a fully diluted basis. As of the date of this prospectus, they have no director representative on our board of directors.

This mezzanine loan is expected to be repaid out of net proceeds upon consummation of this offering. In lieu of the adjustment of the warrants described above and as a reorganization in connection with this offering, the mezzanine lenders have agreed that upon the consummation of the offering, pursuant to an exchange of the common stock warrants and the preferred stock warrants, the mezzanine lenders shall receive an aggregate number of 434,578 shares of our common stock. Pursuant to the preferred stock warrant exchange, the mezzanine lenders’ rights to purchase our Series E preferred stock will be terminated. In addition, the mezzanine lenders’ right to sell shares of common stock to us upon exercise of warrants will be terminated upon consummation of this offering. Further, upon consummation of the offering, we have agreed to pay the mezzanine lenders the amount, if any, by which the value of the shares underlying the warrants to purchase 392,224 shares of our common stock (based upon the initial public offering price less underwriting commission) is less than $4.2 million. In connection with the repayment of the mezzanine loan, we expect to write-off approximately $378,000 in deferred financing costs which are currently being amortized over the life of the mezzanine loan.

Family Preservation Services convertible promissory notes.    In connection with the acquisition of FPS, we issued to former FPS stockholders, who also now hold shares of our common stock as a result of the transaction, convertible promissory notes totaling $580,000. Each convertible promissory note is dated as of March 25, 1999 and accrues interest at the rate of 6.0% per annum. Prior to the maturity date, each holder may convert the principal amount of their convertible promissory note into the number of shares of our common stock determined by dividing the principal amount being converted by $5.95. Upon an initial public offering pursuant to a registration statement under the Securities Act, each note is automatically converted. At June 30, 2003, the remaining outstanding principal balance of the convertible promissory notes was $264,680. As of June 30, 2003, these convertible promissory notes were convertible into 44,485 shares of our common stock, in total.

Upon the consummation of this offering, we expect all of the convertible promissory notes will automatically convert into shares of our common stock.

Camelot Care Corporation convertible promissory notes.    In connection with the acquisition of Camelot, we issued to former Camelot stockholders, who also now hold shares of our common stock as a result of the transaction, convertible promissory notes totaling $3.5 million. Each convertible promissory note is dated as of March 1, 2002 and accrues interest at a rate of 8.0% per annum. Prior to the maturity date, each holder may convert the principal amount of this convertible promissory note into the number of shares of our common stock determined by dividing the principal amount being converted by $7.00. Upon an initial public offering at an initial selling price of at least $7.00 per share, each note is automatically converted. As of June 30, 2003, these convertible promissory notes were convertible into approximately 500,000 shares of our common stock, in total. Under an amended and restated stockholders’ agreement, the former Camelot stockholders may designate a director to our board of directors so long as they collectively own 285,715 shares of our common stock.

Upon the consummation of this offering, we expect all of the convertible promissory notes will automatically convert into shares of our common stock, except for a portion of the convertible promissory note held by Philip Bredesen and Andrea Conte, JTWROS in the principal amount of $1,363,734 which will be redeemed for $1,539,734 with the proceeds of this offering.

Mandatorily redeemable convertible preferred stock.    Pursuant to a series of private offerings, we issued shares of our mandatorily redeemable convertible preferred stock as follows:

•	On November 26, 1997, we issued 3,750,000 shares of Series A preferred stock to Eos Partners SBIC, L.P. in exchange for $3,000,000.

•	On October 14, 1998, we issued 551,875 shares of our Series B preferred stock to Eos Partners SBIC in exchange for $441,500.

•	On October 28, 1998, we issued 73,125 shares of Series B preferred stock to Eos Partners SBIC in exchange for $58,500.

•	On April 14, 1999, we issued 37,500 shares of our Series B preferred stock to Richard Singleton and Geraldine Spann in exchange for $30,000.

•	On December 6, 1999, we issued 740,741 shares of our Series D preferred stock to Eos Partners SBIC II, L.P. in exchange for $1,000,000.

•	On March 24, 2000, we issued 222,223 shares of our Series D preferred stock to Eos Partners SBIC II in exchange for $300,000.

Our certificate of incorporation provides that the Series A preferred stock, Series B preferred stock and Series D preferred stock are entitled to cumulative dividends, when declared by our board of directors, at 8.0% per annum.

The consent of the holders of our Series A preferred stock, Series B preferred stock and Series D preferred stock is required prior to issuing or selling our capital stock, subject to certain exceptions, or consummating a public offering. In connection with this offering, we have agreed to pay Eos Partners SBIC and Eos Partners

SBIC II a consent fee in the aggregate amount of $3.5 million. The consent fee will be paid pursuant to a subordinated note which bears interest at the rate of 4.0% per annum and is payable in five equal semi-annual principal payments beginning June 30, 2004 and ending June 30, 2006. Interest is payable in quarterly payments every March 31, June 30, September 30 and December 31. The note is prepayable, without penalty, at any time by us and is mandatorily prepayable from proceeds of an equity offering occurring after this offering which results in aggregate net proceeds to us of at least $15.0 million and from the incurrence or existence of certain debts in an aggregate amount in excess of $15.0 million. We have allocated $817,000 of the net proceeds of this offering for the payment of the first $700,000 principal installment that will be due in June 2004 and for the first four quarterly interest payments that will be due in September 2003, December 2003, March 2004 and June 2004 in the aggregate amount of $117,000. In the event the underwriters’ over-allotment option is exercised, we may, instead, use all of this $817,000, plus $2.7 million of the additional net proceeds received from the exercise of the over-allotment option, to prepay the entire $3.5 million subordinated note upon the closing of the over-allotment portion of the offering.

We are required to redeem our Series A preferred stock, Series B preferred stock and Series D preferred stock at the original issue price, plus all accrued and unpaid dividends, if any, on February 16, 2007. However, if certain of our subordinated debt obligations have been repaid, prepaid, or otherwise satisfied in full prior to February 16, 2007, we are required to redeem all shares of our Series A preferred stock, Series B preferred stock and Series D preferred stock on the later of the first day after such repayment and the day redemption is permitted by the Small Business Investment Act of 1958, as amended. In the event of a liquidation, as defined in our amended certificate of incorporation, holders of our Series A preferred stock, Series B preferred stock or Series D preferred stock will receive a liquidation preference equal to the sum of all accrued dividends and the original issue price of the preferred shares and a portion of the remainder of the liquidation proceeds based on their as-converted pro rata share of common stock.

Under an amended and restated stockholders’ agreement, the holders of a majority of our Series A preferred stock and Series B preferred stock may designate two directors to our board of directors. Eos Partners SBIC owns 100% of our Series A preferred stock and 94% or our Series B preferred stock. Messrs. First and Young have been designated as directors of our company by the holders of a majority of our Series A preferred stock and Series B preferred stock. Upon consummation of this offering, the Series A preferred stock, Series B preferred stock and Series D preferred stock will be paid all accrued dividends and will be converted into shares of our common stock. Accordingly, upon the consummation of this offering, Eos Partners SBIC and Eos Partners SBIC II will receive $769,271 and $285,729, respectively, and all of the shares of preferred stock held by Eos Partners SBIC and Eos Partners SBIC II will be converted into 1,497,254 and 275,134 shares of our common stock, respectively.

Pursuant to an agreement dated June 1, 2003, Eos Partners SBIC and Eos Partners SBIC II are to be paid a financial advisory fee in the amount of $1.0 million upon completion of the offering.

Warrants.    In connection with financing transactions in 1999, 2000 and 2002, we provided lenders with warrants to purchase 26,786, 10,582, 26,456 and 42,328 shares of our common stock at exercise prices of $2.80, $4.73, $4.73 and $4.73, respectively. These warrants expire in May 2009, July 2010, December 2010 and March 2012, respectively.

Upon the consummation of this offering we expect all of these warrants to be exercised pursuant to cashless exercise provisions, with the holders receiving an aggregate of 68,613 shares of our common stock.

Stock purchase agreements.    Pursuant to stock purchase agreements, we have certain obligations to repurchase shares of our common stock held by Messrs. McCusker, Dover, Deitch, and Norris and Ms. Shea in the event of his or her death. In order to pay for the repurchase of the shares, we are the beneficiary of a life insurance policy on the life of each of these executives. Upon the consummation of this offering, these stock purchase agreements will terminate and we will be removed as beneficiaries under the insurance policies.

Relationship with Qualifacts Systems, Inc.    One of our directors, Steven I. Geringer, is a holder of capital stock and the chairman of the board of Qualifacts Systems, Inc. Qualifacts Systems, Inc. is a specialized health care information technology provider that entered into a software license, maintenance and servicing agreement with us. This agreement became effective on March 1, 2002 and continues for five years but may be terminated by either party without cause upon 90 days written notice and for cause immediately upon written notice. Qualifacts Systems, Inc. provided us services in the amount of $162,376, $178,732 and $119,400 for the fiscal year ended June 30, 2002, the six months ended December 31, 2002, and the six months ended June 30, 2003, respectively.

Relationships with managed organizations.    One of our directors, Fletcher Jay McCusker, was an executive officer of two of the not-for-profit social services organizations for which we provide management services, Camelot Community Care, Inc. and Intervention Services, Inc., since the commencement of our management relationships with those entities. He resigned from such position effective as of July 1, 2003. We received management fees from Camelot Community Care, Inc. pursuant to a management agreement in the amounts of $888,162, $950,931 and $1.2 million for the fiscal year ended June 30, 2002, the six months ended December 31, 2002, and the six months ended June 30, 2003, respectively. We received management fees from Intervention Services, Inc. pursuant to a management agreement in the amounts of $918,000 for the six months ended June 30, 2003.

Management agreements.    We maintain management agreements with a number of not-for-profit social services organizations that require us to provide the day-to-day management for each organization. In exchange for these services, we receive a management fee that is either a fixed amount per enrolled member or based on a percentage of the revenues of these organizations. Additionally, prior to July 1, 2003, these management agreements contained a provision that permitted us to earn bonuses to our management fee dependent upon the managed entity’s operating results. We have historically recognized such bonuses as revenue when they have been approved and authorized by the board of directors of the applicable not-for-profit entity and collection of such amount is determined to be probable. In connection with our renegotiation of our fee arrangement with these entities, we amended these agreements as of July 1, 2003, at which time we also removed the bonus provision. Management fees represented 7.0%, 7.0% and 11.0% of our revenue for the year ended June 30, 2002, the six months ended December 31, 2002, and the six months ended June 30, 2003, respectively. Pursuant to our management agreements with not-for-profit organizations, we have certain obligations to manage the business and services of these organizations.

Management fee receivable is comprised of management fees we earn pursuant to management agreements we maintain with certain not-for-profit organizations. The balance of management fee receivable at June 30, 2003 and December 31, 2002 was $3.6 million and $1.5 million, respectively, and management fee revenues were recognized on all of these receivables. The management agreements provide for no specific collection terms. In order to enhance liquidity of the entities we manage, at times, we allow the managed entities to defer payment of their respective management fees. In addition, since government contractors who provide social or similar services to government beneficiaries sometimes experience collection delays due to either lack of proper documentation of claims, government budgetary processes or similar reasons outside the contractors’ control (either directly or as managers of other contracting entities), we generally do not consider a receivable to be uncollectible until it is 365 days old. The following is a summary of the aging of our receivable balances as of June 30, 2003 and December 31, 2002.

Aging of Management Fee Receivable

At	less than 30 days	30-60 days	60-90 days	90-180 days	over 180 days
December 31, 2002	$236,648	$150,593	$167,089	$477,489	$423,016
June 30, 2003	$513,834	$490,123	$437,603	$985,568	$1,137,514

As of June 30, 2003, management fees due from Camelot Community Care represented $2.3 million of our $3.6 million management fees receivable. Of such amount, $1.0 million was under 120 days old, $891,450 was under 90 days old and none was over 365 days old. As of June 30, 2003, Camelot Community Care had $3.8 million in accounts receivable due from its government payers and $676,000 in cash. As a result, its current assets are more than adequate to pay us all of the management fees it owes us (exceeding such amount by over $2.2 million and exceeding the $1.0 million portion of such fees that are currently more than 180 days outstanding by over $3.5 million). In addition, under our management, Camelot Community Care has collected virtually all of its receivables and its prospects have improved. As a result, as of June 30, 2003 we believe that Camelot Community Care had the ability to retire the entire management fee payable to us as it collects its government receivables.

As of June 30, 2003, management fees due from Intervention Services, Inc. (“ISI”) represented $1.0 million of our remaining management fees receivable. We acquired our management contract with ISI as part of the Cypress acquisition in January 2003; consequently, none of the management fees payable to us by ISI are over 150 days old. As of June 30, 2003, ISI had approximately $300,000 of cash and approximately $794,000 of net accounts receivable from government payers. In addition, ISI has generated positive cash flows since we acquired it. Based on the fact that ISI’s cash and net accounts receivable exceed its management fee payable to us by approximately $67,000, the relatively young age of all such receivables and the strong continuing operations of ISI, we believe that collectibility of the management fee receivable from ISI is also reasonably assured.

Prior to July 2003, the nature of our operations did not necessitate the establishment of specific payment terms for our management fees receivable and, although today we have no receivables that are over one year old, we have adopted a policy requiring that any account receivable (including management fees) outstanding longer than one year be charged-off. Additionally, we intend to amend our management agreements to include payment terms for management fees so that it is clear that all amounts due to us under such agreement must be paid within one year of our delivery of the corresponding services.

Prior to July 2003, our management agreements included a provision for us to provide the not-for-profit organizations we manage with any necessary working capital or operational funding. These management agreements were amended as of July 1, 2003 to eliminate this provision.

Contractual cash obligations.    The following is a summary of our future contractual cash obligations as of June 30, 2003 and after giving effect to the offering.

	At June 30, 2003
Contractual cash obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Debt	$20,060	$6,080	$3,279	$10,518	$183
Redeemable preferred stock	5,845	—	—	5,845	—
Leases	4,079	1,717	2,026	336	—

Total	$29,984	$7,797	$5,305	$16,699	$183

	As adjusted after giving effect to this offering
Contractual cash obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Debt	$3,051	$16	$2,834	$18	$183
Leases	3,796	1,618	1,848	330	—

Total	$6,847	$1,634	$4,682	$348	$183

We expect our liquidity needs on a short- and long-term basis will be satisfied by cash flow from operations, the net proceeds from the sale of equity securities and borrowings under debt facilities. Our cash flow from operations is subject to the risks described under “Risk Factors.”

Qualitative and quantitative disclosures about market risk

Interest rate and market risk

Borrowings under our credit facilities totaled $20.1 million, $14.5 million, and $2.2 million at June 30, 2003 and June 30, 2002 and 2001, respectively. Approximately $1.0 to $5.0 million of these borrowings bear interest at a variable rate with the remaining borrowings at fixed rates ranging from 6.0% to 13.5%. The variable rate, depending on the use of the indebtedness, is 2.0% or 2.5% over the prime rate as reported in the Money Rates section of The Wall Street Journal. A 1% increase in interest rates in the quarter ended June 30, 2003, the six months ended December 31, 2002, and for the fiscal years ended June 30, 2002 and 2001 would have resulted in an increase in interest expense of approximately $39,500, $20,000, $20,400 and $13,000, respectively.

We believe our exposure to market risk related to the effect of changes in interest rates is immaterial. We have not used derivative financial instruments to alter the interest rate characteristics of our debt instruments. After we complete this offering, we will assess the significance of interest rate market risk on a periodic basis and may implement strategies to manage such risk as we deem appropriate.

Concentration of credit risk

We provide and manage government sponsored social services to individuals and families pursuant to 176 contracts. Among these contracts there are certain contracts under which we generate a significant portion of our revenue. We generated approximately $5.5 million, or 19% of our revenues for the six months ended June 30, 2003, $3.6 million, or 16% of our revenues for the six months ended December 31, 2002, and $6.6 million, or 20% of our revenues for fiscal year 2002, pursuant to one contract in Arizona with Community Partnership of Southern Arizona, an Arizona not-for-profit organization. This contract is subject to statutory and regulatory changes, possible prospective rate adjustments and other retroactive contractual adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by this contract for our services or changes in methods or regulations governing payments for our services could materially adversely affect our revenue.

Recently issued accounting pronouncements

In October 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes Statement of Financial Accounting Standards No. 121 and APB opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. We believe SFAS 144 will not have a material effect on our financial position or results of operations.

In July 2002, the FASB issued Statement of Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities, or SFAS No. 146, which addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We do not believe this standard will have a material impact on our financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, or Interpretation No. 46. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but this guidance applies to a larger population of entities. In general a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Although we believe Interpretation No. 46 does not apply to our relationships with certain not-for-profit organizations, we have not yet completed our analysis of the impact of Interpretation No. 46 on other arrangements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 provides requirements for classification and measurement of certain types of financial instruments, such as mandatorily redeemable shares, put options and forward purchase contracts, and obligations that can be settled with shares. Most of the provisions in this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the interim period after June 15, 2003. We do not believe the adoption of this standard will have a material impact on our financial position or results of operations.

BUSINESS

We deliver privatized social services

We provide and manage government sponsored social services. Our counselors, social workers and mental health professionals work with clients who are eligible for government assistance due to income level, emotional/educational disabilities or court order. The state and local government agencies that fund the services we provide are required by law to provide counseling, case management, foster care and other support services to eligible individuals and families. We do not own or operate any hospitals, residential treatment centers or group homes. Instead, we provide care primarily in the client’s home or community, reducing the cost to the government of such services while affording the client a better quality of life. We also manage social services provider networks. Since our inception, we have grown from 1,333 clients served in a single state to over 12,500 clients served, either directly or through our managed entities, from 99 locations within 16 states as of June 30, 2003.

We provide the following continuum of services, directly or through our managed entities, pursuant to 176 contracts as of June 30, 2003.

•	Home and community based counseling. We provide individual and family counseling in a client’s own home. We also contract with schools to help them manage at-risk students through training and counseling programs on school grounds. Our counselors are professionals or para-professionals who are trained to provide a wide range of home and community based services, which addresses marital and family issues, depression, drug or alcohol abuse, domestic violence, hyperactivity, criminal or anti-social behavior, sexual misbehavior, school expulsions or chronic truancy and other disruptive behaviors.

•	Foster care. We actively recruit and train foster parents and license family foster homes to provide 24-hour care to adolescents and children who have been removed from their homes. In addition, we offer therapeutic foster care to children and adolescents who exhibit serious emotional problems and who could otherwise require institutional treatment.

•	Provider managed services. We coordinate and manage the delivery of government sponsored social services by multiple providers on behalf of the not-for-profit organizations that we manage. Through government contracts involving a large population of potential clients, we handle telephone inquiries and conduct face-to-face interviews to determine a potential client’s needs, and if necessary, place the client with an appropriate social services provider. We also provide monitoring services where we assist clients in accessing government benefits. In addition, we provide case management services where we supervise all aspects of an eligible client’s care, treatment and benefits.

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries and our management contracts with not-for-profit social services organizations. The government entities that pay for our services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of the contracts where we provide services directly, we are paid an hourly fee. In other such situations we receive a set monthly amount. Where we contract to manage the operations of a not-for-profit social services provider, we receive a management fee that is either a fixed amount per enrolled member or based upon a percentage of the revenues of the managed entity.

When we formed our business as a Delaware corporation in 1996, most government social services were delivered directly by governments in institutional settings such as psychiatric hospitals, residential treatment centers or group homes. We recognized that social services could be more economically and effectively delivered in a home or community based setting. Additionally, we anticipated that payers would increasingly seek to privatize the provision of these social services in order to reduce costs and provide quality social services to an increasing number of recipients. Based on this outlook, we developed a system for delivering these services that is less costly and, we believe, more effective than the traditional institutional care system.

We have grown rapidly since our inception through internal growth and strategic acquisitions, increasing our revenue from $8.6 million in fiscal year 1998 to $32.8 million in fiscal year 2002, representing a compounded annual growth rate of 39.8. Our revenues grew from $32.8 million for the twelve months ended June 30, 2002 to $50.8 million for the twelve months ended June 30, 2003. At the same time, our managed entity revenue grew from $30.8 million to $55.1 million during that same period.

The following tables, showing revenue data for each fiscal year ended June 30 and for the twelve months ended June 30, 2003, respectively, and operating data as of the end of each such period, further demonstrate our growth since 1997:

	Fiscal year ended June 30,					Twelve months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Revenue data (in thousands):
Revenues
Home and community based services	$8,554	$12,548	$17,498	$24,572	$27,709	$27,709	$34,863
Foster care services	—	—	—	—	3,502	3,502	11,797
Management fees	53	130	142	98	1,616	1,616	4,174

Total revenue	$8,607	$12,678	$17,640	$24,670	$32,827	$32,827	$50,834

Other financial data:
Managed entity revenue(1)	$545	$1,272	$1,470	$2,238	$30,778	$30,778	$55,076

Other data(2):
States served	3	5	6	7	16	16	16
Locations	14	31	41	43	84	84	99
Employees	236	306	443	615	1,158	1,158	1,655
Direct	236	306	443	615	754	754	947
Managed	—	—	—	—	404	404	708
Contracts	25	41	50	61	155	155	176
Direct	25	41	50	61	108	108	118
Managed	—	—	—	—	47	47	58
Clients	1,691	2,360	3,069	3,697	10,785	10,785	12,561
Direct	1,691	2,360	3,069	3,697	3,763	3,763	4,787
Managed	—	—	—	—	7,022	7,022	7,774

(1)	Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.

(2)	“Employees,” “States served,” “Locations” and “Contracts” data are as of the end of the period for owned and managed entities; “Clients” data represents the number of clients served during the last month of the period presented for owned and managed entities. “Direct” refers to the employees, contracts and clients related to contracts made directly with payers. “Managed” refers to the employees, contracts and clients related to management agreements with not-for-profit social services organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.

Social services environment

Government social services are funded by many different agencies and programs, including welfare, child welfare and justice departments, public schools and state Medicaid programs. Historically, governments have provided social services directly to eligible individuals and have often provided these services in institutional settings. We believe there are growing trends in the United States toward privatization of government social services and the delivery of these social services in non-institutional settings. The following factors contribute to these trends:

•	Large and growing population of eligible beneficiaries. Government funded social services are available to persons who are eligible for assistance due to income level, emotional/educational disabilities or court order. The following statistics demonstrate the significant and growing number of eligible beneficiaries:

•	32.9 million people were living in poverty in 2001 up from 31.6 million in 2000;

•	40.1 million people were eligible for Medicaid benefits in 2002, up from 36.6 million in 2001 and 32.1 million in 1997;

•	28% of all students fail to attain high school diplomas;

•	Juvenile incarceration rose 23% from 1995 to 1999 and there were 2.4 million juvenile arrests in 2000;

•	2.7 million child welfare referrals were made in 2001, with 903,000 confirmed victims, up from 879,000 confirmed victims in 2000; and

•	Nearly 6.6 million adults are under the supervision of correctional systems through incarceration, probation or parole programs in 2001, up from 5.7 million in 1997.

Persons from each of these groups are potentially eligible for government sponsored social services. The size and growth of the population of eligible recipients of government sponsored social services places additional pressure on the ability of government agencies to provide these services.

•	Increasing pressure on governments to control costs. Forty-five states reported an estimated cumulative budget deficit of $40 billion in 2002. With the number of persons eligible for government funded social services increasing and states facing budget deficits, states are struggling to fund mandated social services. Consequently, state and local governments are increasingly seeking less costly alternatives to their current service delivery systems.

•	Increasing acceptance of privatized social services. Several independent studies have concluded that privatized social services are more effective and cost efficient than direct government provided social services. In 1998, Florida’s legislature mandated the privatization of its entire child welfare system by 2004. Florida’s child welfare system has a reported 2003 budget of $783.0 million. In addition, as of 2001, the value of state government contracts to private firms was up 65% since 1996, reaching a total of $400 billion.

The following further describes significant government social services programs that are the subject of increasing privatization.

Medicaid funded programs

Medicaid is a state-administered program, jointly funded by the states and the federal government. Medicaid provides certain medical care services to qualified low-income persons. Medicaid mental health spending exceeded $12 billion in 2000, and the Medicaid program has been criticized for its traditional institutional based approach to health treatment. Because the institutional based approach is costly, states are seeking less expensive methods to deliver care to Medicaid patients. Forty-nine states have received waivers to develop alternatives to institutional care. Such alternatives include home and community based programs tailored to specific populations of beneficiaries. In addition, there are eighteen states operating under waivers which allow comprehensive change to such states’ Medicaid delivery systems through pilot or demonstration projects. In addition to privatizing discrete components of Medicaid funded social services, some states have, and we believe other states will, completely privatize their Medicaid systems.

Welfare programs

State governments and the federal government provide entitlement payments or benefits under the Temporary Assistance for Needy Families Program, or TANF. The U.S. Census Bureau reports that over 11% of families in the United States lived below the poverty level in 2001. Reforms to the welfare system have created incentives for states to achieve federally established goals regarding work participation, marriage, and pregnancy reduction. Reform legislation mandates that the changes be implemented rapidly. Moreover, welfare reforms have permitted private entities to determine eligibility for benefits. We believe that because of the rapid deployment of these welfare initiatives and the elimination of restrictions on privatization, government agencies will increasingly contract with private companies to provide services to welfare eligible individuals.

Child welfare programs

The child welfare system consists of state and federally funded agencies required by law to protect children from abuse or neglect. These agencies may remove children from abusive homes and place them in other homes under the jurisdiction of a juvenile judge. If a child becomes a ward of the state, the state could be responsible for all aspects of the child’s care and custody until the child turns 18 years old. Often, children who are wards of the state are placed in foster care programs operating within the child welfare system. In 2000, there were 2.7 million reported incidents of child abuse and neglect in the United States. In 2002, there were 550,000 children in foster care in the United States, up from 260,000 in the 1980s. Child welfare agencies are increasingly engaging private entities to provide child welfare services. As of November 2002, three states, including Florida, have ongoing privatization initiatives of their entire child welfare systems. On January 9, 2003, Governor Jeb Bush of Florida announced that Florida’s plan to privatize its child welfare programs would be accelerated.

Juvenile justice programs

Juvenile justice programs include court, probation, parole, prevention and intervention programs addressing delinquent youth behavior. As of October 1999, 134,000 juvenile offenders were in custody in 3,000 private and public facilities comprising the United States’ juvenile correction systems. From 1985 to 1995, the number of juveniles in detention in the United States increased 72%. Government entities have increasingly been the target of lawsuits filed by constitutional advocacy groups claiming that a reduction in the number of incarcerated youth is necessary. Due to the growth in juvenile arrests and detention and legal pressures, government entities are increasingly seeking assistance from private providers to develop and implement alternative juvenile correction services in order to reduce costs and provide more effective solutions to juvenile justice issues.

Education programs

Twenty-eight percent of all students in the United States fail to attain high school diplomas. Further, it is estimated that approximately 60% of all inner city students will drop out of school. Approximately 33% of all adults can be described as functionally illiterate. Some of the common attributes of at-risk students are low socio-economic status and the existence of family and/or home problems. Regardless of socio-economic status or educational or emotional disability, public schools are required to support school aged students. School reforms have been unable to address this growing problem of at-risk students. To manage this large population of at-risk students, schools are turning to outside service providers to provide additional support.

Adult corrections programs

In 2001, there were approximately 4.5 million persons on probation and parole in the United States. The adult correctional system creates a large and costly demand for social services subsequent to an inmate’s release from incarceration and during the periods of probation or parole. These services include transitional services, parole supervision and tracking and monitoring services. We believe government entities are increasingly seeking private companies to fulfill the growing need for adult correctional services on a more economical basis.

Our services

We provide home and community based services, foster care and provider management services, directly and through entities we manage. The following describes such services:

Home and community based counseling

•	Home based and intensive home based counseling. Our home based counselors are trained professionals or para-professionals providing counseling services in the client’s own home. These services average five hours per client per week and can include individual, group or family sessions. Topics are prescriptive to each client and can include family dynamics, peer relationships, anger management, substance abuse prevention, conflict resolution and parent effectiveness training.

We also provide intensive home based counseling, which consists of 20 or more hours per client per week. Our intensive home based counselors are Master’s or Ph.D. level professional therapists or counselors. Intensive home based counseling is designed for clients struggling to cope with everyday situations. Our counselors are qualified to assist with marital and family issues, depression, drug or alcohol abuse, domestic violence, hyperactivity, criminal or anti-social behavior, sexual misbehavior, school expulsion or chronic truancy, and other disruptive behaviors. In the absence of this type of counseling, many of these clients would be considered for 24-hour institutional care or incarceration.

•	Substance abuse treatment services. Our substance abuse treatment counselors provide services in the office, home and counseling centers designed specially for clients with drug or alcohol abuse problems. Our counselors use peer contracts, treatment group process and a commitment to sobriety as treatment methods. Our professional counseling, peer counseling and group and family sessions are designed to introduce clients dependent upon drugs or alcohol to a sober lifestyle.

•	School support services. Our professional counselors are assigned to and stationed in public schools to assist in dealing with problematic and at-risk students. Our counselors provide support services such as teacher training, individual and group counseling, logical consequence training, anger management training, gang awareness and drug and alcohol abuse prevention techniques. These services are incorporated into a traditional school curriculum and are provided to any student or group of students referred by a teacher or school counselor.

Foster care

•	Foster care. We recruit and train foster parents and license family foster homes to provide 24-hour care to children who have been removed from their homes due to physical or emotional abuse, abandonment, or the lack of appropriate living situations. We place children individually in a licensed home. Each child is provided 24-hour care and supervision by trained foster parents. Our professional staff and counselors match and supervise the child and foster family. We also provide tutoring and other services to the child and foster family.

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Therapeutic foster care.    We provide therapeutic foster care services. This is a 24-hour care service designed for children exhibiting serious emotional problems who could otherwise require institutional treatment. We recruit, license and train professional foster parents to care for foster children for up to a year of therapeutic intervention. Social, psychological and psychiatric services are provided on a prescriptive basis to each child and therapeutic foster care family by a team of licensed, professional staff.

Provider managed services

•	Intake, assessment and referral services. We contract on behalf of our managed entities with governments to receive and handle telephone inquiries regarding need and eligibility for government sponsored social services, to arrange for face-to-face interviews and to conduct benefit eligibility reviews. If indicated from the telephone inquiry and/or interviews with the client, we perform an evaluation of need, which may include a psychiatric assessment, psycho-social assessment, a social history and other diagnostic tools. Once eligibility is determined, the client is referred to an appropriate social services provider.

•	Network management. The entities we manage have engaged us in certain locations to coordinate or manage the delivery of government sponsored social services by a network of providers. We have organized preferred provider networks capable of responding to large volume privatization initiatives. Currently, we manage networks for these entities in Phoenix, Arizona and Southern New Mexico and a new network is being developed in Ft. Myers, Florida.

Our coordinated care systems maximize government resources, bring providers together as collaborators and increase the menu of available services beyond what could be offered by a single provider. We may be paid as the lead agency, contract to provide management and program services to the network, contract as a provider to the network for home and community based counseling or foster care services, or provide a combination of services that include network management and direct services.

•	Monitoring services. Monitoring services include face-to-face and telephone interactions in which we provide guidance and assistance to clients. This typically includes a strength assessment, a referral to appropriate resources, a home visit and a limited amount of consultation. This service is designed for clients that are not seriously impaired but need assistance in accessing government benefits and services and learning the applicable benefit system.

•	Case management. In providing case management services, we supervise all aspects of an eligible client’s case and assure that the client receives the appropriate care, treatment and resources. As a case manager we are a client’s advocate, arranging for services and following up to ensure that the client receives the necessary and appropriate care and services, and further, that the client complies with the prescribed intervention plan. We maintain the client’s records required by the government unit sponsoring the care. In providing case management, our client contact may be in the office, at home, on the telephone or any combination thereof.

Our competitive strengths

We believe the following competitive strengths uniquely position us to take advantage of the increase in privatization of government social services and the trend away from institutional care:

•	Lower cost, non-institutional focus. We provide a lower cost alternative to the institutional delivery of social services. Because we do not own or operate any hospital or treatment beds, our operating costs are generally low and variable. We are not burdened by the costs of building, maintaining and financing institutional facilities. Also, by focusing on delivering social services outside of institutional settings, our ability to serve clients is not constrained by a fixed number of beds or the size of a facility.

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Flexible, decentralized operations model.    We provide our services under a decentralized, local model. We operate as a network of local and regional providers who are part of the communities they serve. Our local professionals have developed extensive relationships with payers and a reputation for providing cost effective, quality service to our clients. We believe this model increases our opportunities to obtain contracts. We give local managers responsibility and incentives for local revenue generation. At the same time, we hold our local managers to stringent budgets, allowing us to control costs. Our operations model is easily scalable and allows our employees to focus on, and react quickly to, additional opportunities to provide our services.

•	Diverse payer and revenue base. We generate revenue directly and on behalf of the entities whose operations we manage pursuant to 176 contracts with payers as of June 30, 2003. Virtually all of these payers are local and state government agencies and government intermediaries, each of which determines its own rates for services. While a significant portion of our payers’ funding is ultimately provided by the federal government, we do not currently contract directly with the federal government, and our contract rates are not federally determined.

•	Experienced management team. The members of our management team have significant experience as government executives, state agency officials and public company leaders. These professionals bring many years of experience in government sponsored social services and the healthcare, corrections and social services industries. Our management team has recruited and trained our experienced team of over 1,000 local professionals that work directly with our payers and clients.

•	Proven track record and wide range of services. Within our core continuum of services, we provide intake, assessment and referral, client monitoring and mentoring, case management, home based counseling, substance abuse treatment, school support and foster care services. Our proven track record has made us an attractive partner to, or manager of, not-for-profit organizations which contract to provide government sponsored social services. Our broad range of home and community based social services allows us to be a single-source provider of alternatives to institutional care. As of June 30, 2003, we served, directly or through the entities whose operations we manage, over 12,500 clients from 99 locations in 16 states pursuant to 176 contracts. Since our formation, no payer has terminated or failed to renew or extend one of our contracts.

Our growth strategy

We intend to continue to grow as a provider of home and community based social services to individuals and families in home and community based settings. The key elements of our growth strategy are as follows:

•	Broaden service offerings. We intend to expand our menu of non-institutional services in order to respond to the evolving needs of our clients and capitalize on additional cross-selling opportunities with existing payers. Historically, cross-selling our services has been an effective method of expanding our business. For example, in 2002, we added foster care and home based services to our existing network management contract in Phoenix, Arizona. In Illinois, we added intensive foster care services to our existing foster care services as an alternative to residential institutional care. In Dallas, Texas, we have added substance abuse treatment to our current school based counseling contract. In Ft. Myers, Florida, a not-for-profit organization we manage recently won the exclusive right to negotiate a contract to privatize the child welfare system, which is in addition to our existing fee-for-service contracts for home based services in that service area. We believe these examples demonstrate our ability to generate additional business in markets where we have existing relationships.

•	Expand organically into new markets. We intend to offer our services in new geographic markets that are contiguous to existing markets or where we believe we can establish a significant presence. We started providing services through two locations in one state in 1997 and now provide services through 99 locations in 16 states. In 2002, excluding our expansion through acquisitions, we added five new locations in Virginia, two new locations in each of Florida and Texas and one new location in each of West Virginia, Maine and Michigan. In addition, we recently won a foster care contract in Delaware and expect to provide services there beginning in the second half of 2003.

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Pursue strategic acquisitions.    While we believe our growth is not dependent on acquisitions, we intend to continue to selectively identify and pursue attractive acquisition opportunities that we believe will broaden our services or expertise, expand our client base, provide solid local relationships and/or allow us to move into new geographic markets. In particular, we currently intend to pursue acquisition opportunities that would expand our existing home based and foster care services. We have completed and integrated several strategic acquisitions since our inception, two of which were completed in our first year of operations and provided the foundation upon which our business was built. In March 2002, we acquired Camelot Care Corporation, which substantially broadened our foster care services and expertise and expanded our reach into six new states. Most recently, in January 2003, we acquired Cypress Management Services, Inc., a provider of alternative home based and foster care services in Florida.

Revenue and payers

We derive substantially all of our revenue from contracts with state or local government agencies, government intermediaries or the not-for-profit social services organizations we manage. A majority of our contracts are negotiated fee-for-service arrangements with payers. Home and community based services are generally payable by the hour depending on the type and intensity of the service. Foster care services are generally payable for a fixed monthly fee. Approximately 72% of our revenue for the twelve months ended June 30, 2003 was pursuant to fee-for-service arrangements. All of our agreements to provide home and community based services and foster care services contain fee-for-service payment arrangements.

We have also entered into one “case rate” contract pursuant to which we receive a fixed amount per person per month to provide services to a certain population of government beneficiaries, including the services we do not offer directly such as pharmacy and in-patient mental health care. Through June 30, 2003, we have not incurred a loss on our case rate contract because the payer on this contract has made periodic payments to the extent our costs have exceeded our revenues under this contract. However, the payer on this contract is not legally obligated to make such payments. If we were to incur a loss we would have the option to terminate the contract without penalty upon 60 days written notice. This contract was our first contract and we do not intend to enter into any other case rate contracts of this kind. Approximately 18% of our revenue for the twelve months ended June 30, 2003 was pursuant to this case rate contract.

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social service organizations, we sometimes enter into management contracts with not-for-profit organizations for the purpose of developing strategic relationships to provide joint marketing, business development, administrative, program services and management services. These organizations contract directly or indirectly with state government agencies to supply a variety of community based mental health and foster care services to children and adults. Each of these organizations is separately incorporated and organized with its own board of directors. Our management fees under these contracts are either a fixed amount per enrolled member or based upon a percentage of revenues of the managed entity. Approximately 10% of our revenue for the twelve months ended June 30, 2003 was pursuant to management contracts with these organizations.

Employees

As of June 30, 2003, we conducted our operations and those of our managed entities with 1,099 full-time and 556 part-time direct care and administrative personnel. Of our employee census 1,298 or 78% are social service providers and 357, or 22%, are administrative personnel. Of these employees, a substantial portion have attained bachelors degrees or higher, a majority of those with bachelors degrees have attained master’s degrees or higher and some hold Ph.D. or M.D. degrees. We have various levels of social service providers and administrators that range from behavioral health technicians to medical directors. The minimum qualifications, education and experience of direct care providers vary by level and range from a bachelors degree with up to two years of experience at the para-professional clinician level to a masters or Ph.D. degree with a state certification or license to provide direct care at the professional clinician level.

In order to preserve the highest levels of service to our clients we require and encourage continuing professional education. We have developed a comprehensive employee education and training program. Training begins before an employee has any direct client contact. After successfully completing a client interaction exam, all new employees receive a minimum of 40 hours of direct care training under the direction of a qualified staff member. All employees responsible for direct care must complete this phase before being authorized to carry out unsupervised direct care duties. All direct care employees are also required to participate in eight sessions of our core competency training, which provide opportunities to improve their skills and knowledge base. We also provide our staff continuing education and tuition reimbursement. A 40 hour leadership training program is offered for those direct care staff interested in a career path in supervision or management.

We believe that our future success depends in part on our ability to attract and retain qualified employees at all levels. As of June 30, 2003, the annual rate of turnover of our employees was approximately 16%. None of our employees is covered by a collective bargaining agreement. We believe that our employee relations are good because we offer competitive compensation, including stock option awards, training, education assistance and career advancement opportunities. By offering competitive compensation and benefit packages to our employees, we are able to deliver consistently high quality service, recruit qualified candidates and increase employee confidence, satisfaction and retention.

Sales and marketing

Substantially all of our marketing is performed at the local and regional level. Through our local and regional managers, we have successfully developed and maintained extensive relationships with various payers. These relationships allow us to develop leads on new business, cross-sell our other services to existing payers and negotiate payer contracts. A significant portion of our business is procured in this manner. We also seek to market our services to payers in geographical areas contiguous to existing markets and in which we believe our reputation as a low cost quality service provider will enhance our ability to compete for and win business. We are regularly requested to respond to RFPs. Additionally, we subscribe to a service which keeps us informed of and tracks on a national basis RFPs for privatization of social services. We selectively choose the RFPs to which we respond based upon whether our reputation enhances our ability to compete or if the RFP presents a unique opportunity to develop a new service offering. In addition, our senior executives develop leads through meetings and discussions with a wide array of decision makers.

Competition

The social services industry is a highly fragmented industry. We compete for clients with a variety of organizations that offer similar services. Most of our competition consists of local social service organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. On a national level, there are very few organizations that compete for local, county and state contracts to provide the types of services we offer. We also compete with larger companies, such as Maximus, Inc., whose government operations group administers and manages welfare program services, childcare support enforcement, Medicaid enrollment and other consulting services for state and local governments. National Mentor, Inc. is the country’s largest provider of foster care services and competes with us in existing markets for foster care services. Many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc., Res-Care, Inc., Psychiatric Solutions, Inc. and The Devereaux Foundation. Many of these competitors have greater financial, technical, political and marketing resources, name recognition, and a larger number of clients and payers than we do. In addition, some of these organizations offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Regulatory environment

As a provider of social services, we are subject to numerous federal, state and local laws and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. We must also comply with state and local licensing requirements and requirements for the participation in the Medicaid program, federal block grant requirements, requirements of various state Children’s Health Insurance Programs, or CHIP, and contractual requirements imposed upon us by the state and local agencies with which we contract for such health care and social services. CHIP is a federal program providing benefits administered by states that submit plans for health benefits for children whose parents meet certain financial needs tests. Failure to follow the rules and requirements of these programs can significantly affect our ability to be paid for the services we provide.

Surveys and audits

Our programs are subject to periodic surveys by government authorities and/or their contractors to ensure compliance with various requirements. Regulators conducting periodic surveys often provide reports containing statements of deficiencies for alleged failures to comply with various regulatory requirements. In most cases, if a survey finding is made by a reviewing agency, we will work with the reviewing agency to agree upon the steps to be taken to bring our program into compliance with applicable regulatory requirements. In some cases, however, an agency may take a number of adverse actions against a program, including:

•	the imposition of fines;

•	temporary suspension of admission of new clients to our program’s service;

•	in extreme circumstances, de-certification from participation in Medicaid or other programs; or

•	revocation of our license.

From time to time, we receive and respond to survey reports containing statements of deficiencies. While we believe that our programs are in material compliance with Medicaid and other program certification requirements and state licensure requirements, failure to comply with these requirements could have a material adverse impact on our business and our ability to enter into contracts with other agencies to provide services.

Billing/claims reviews and audits

Agencies and other payers periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, payers request documentation from us and then review that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive benefits, the appropriateness of the care provided to those patients, and the documentation of that care.

For-profit ownership

Certain of the agencies for which we provide services restrict our ability to contract directly as a for-profit organization. Instead, these agencies contract directly with a not-for-profit organization and in certain cases we negotiate to provide administrative and management services with the not-for-profit providers. The extent to which other agencies impose such requirements will affect our ability to continue to provide the full range of services that we provide or limit the organizations with which we can contract directly to provide services.

Professional licensure and other requirements

Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their professions. In addition, professionals who are eligible to participate in Medicaid as individual providers must not have been excluded from participation in government programs at any time. Our ability to provide services depends upon the ability of our personnel to meet individual licensure and other requirements.

Federal and state anti-kickback laws and safe harbor provisions

The federal anti-kickback law applicable to Medicaid and other programs makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by Medicaid. The prohibitions apply regardless of whether the remuneration is provided directly or indirectly, whether or not in cash, and applies to both the person paying and the person receiving such remuneration.

Interpretations of the anti-kickback law have been very broad and under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals. This act is subject to numerous statutory and regulatory “safe harbors.” The safe harbor regulations, however, do not cover all lawful relationships between healthcare providers and referral sources. Failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. However, it may mean that such an arrangement will be subject to scrutiny by the regulatory authorities.

The Stark Law and state physician self-referral laws

Section 1877 of the Social Security Act, or the Stark Law, prohibits physicians from ordering “designated health services” for Medicaid patients from entities or facilities in which such physicians hold a financial interest. This law is subject to a number of statutory or regulatory exceptions. Unlike a failure to meet a “safe harbor,” a relationship that falls within the scope of the Stark Law and fails to meet an exception would violate the law.

Certain services that we provide may be identified as “designated health services” for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in other services we provide from becoming subject to the Stark Law’s ownership, investment or compensation prohibitions in the future.

Many states, including some states where we do business, have adopted similar prohibitions against payments that are intended to induce referrals of clients. Moreover, many states where we operate have laws similar to the Stark Law. Little precedent exists interpreting these laws.

We contract with a significant number of social service providers and practitioners, including therapists, physicians, psychiatrists, and arrange for these individuals or entities to provide services to our clients. These arrangements may not qualify for a safe harbor. We cannot assure you, however, that these laws will ultimately be interpreted in a manner consistent with our practices.

False claims acts

Federal criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil money penalties, criminal fines and imprisonment. Many states, including some where we do business, have adopted laws and regulations similar to the federal law.

Health information practices

Portions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, were intended to reduce administrative expenses and burdens associated with the transmission and use of electronic health records and claims for payment. While it is likely that these provisions may reduce costs in the long-term, we believe that they will bring about significant and, in some cases, costly changes in the short-term. Under HIPAA, the United

States Department of Health and Human Services issued rules to define and implement standards for the electronic transactions and code sets for the submission of transactions such as claims, and privacy of individual health information in whatever manner it is maintained. Regulations have been proposed but not finalized for the security of such health information.

Properties

We own our approximately 4,000 square foot corporate office building in Tucson, Arizona, which is subject to a deed of trust securing the indebtedness we incurred to purchase the property. The indebtedness is due March 2008. We lease 98 offices for our management and administrative functions in connection with the performance of our contracts. The lease terms vary and are generally at market rates. We believe that our properties are adequate for our current business needs. In addition, we believe that we can obtain adequate space to meet our foreseeable business needs.

Legal proceedings

Although we believe we are not currently a party to any material litigation, we may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

After this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended. As a result, we will file periodic reports, proxy statements and other information with the SEC. After the consummation of this offering, we intend to provide access to these reports on our web site, www.provcorp.com. Information contained on our web site is not part of this prospectus. You may request paper copies of the filings, at no cost, by telephone at (520) 748-7108.

MANAGEMENT

Executive officers and directors

Our executive officers, directors, all persons chosen to become a director and their respective ages and positions as of the date of this prospectus are as follows:

Name	Age	Position(s)
Fletcher Jay McCusker	54	Chairman of the Board; Chief Executive Officer
William Boyd Dover	63	President
Michael N. Deitch	46	Chief Financial Officer; Vice President; Secretary; Treasurer
Mary J. Shea	47	Executive Vice President of Program Services; Director
Craig A. Norris	36	President, Eastern Division
Martin James Favis	43	Chief Development Officer
Mark L. First	38	Director
Steven I. Geringer	57	Director
Hunter Hurst, III	65	Director
Richard Singleton	68	Director
Brian D. Young	48	Director
Kristi L. Meints	49	Director Nominee

The following is a brief description of the business experience of our directors and executive officers for at least the past five years.

Fletcher Jay McCusker has served as our chairman of the board of directors and chief executive officer since our company was founded in December 1996. Prior to founding our company, Mr. McCusker served as executive vice president of Youth Services International, Inc. (YSII), a Nasdaq listed company that provided private institutional care for at-risk youth, from July 1995 until December 1996. From September 1992 until July 1995, he served as chief executive officer of Introspect Healthcare Corporation, a large multi-state behavioral health provider. In 1983, Mr. McCusker co-founded a mental health care company, Century Healthcare, which was sold to New York Stock Exchange listed Columbia Healthcare in 1992. Mr. McCusker received a bachelor’s degree in rehabilitation from the University of Arizona in 1974 and completed the public programs graduate program without a terminal degree at Arizona State University in 1982.

William Boyd Dover has served as our president since February 1997. Prior to joining our company, Mr. Dover served as executive director of Desert Hills, a large inpatient facility serving children and adolescents in Tucson, Arizona, from January 1995 until January 1997. From May 1993 until December 1994 he served as vice president for program development of Arizona Health Care Contract Management Services, Inc., an Arizona based specialty healthcare provider. From November 1991 until April 1993, he established Dover Consulting, specializing in juvenile justice, child welfare, and child and adult mental health. Mr. Dover served as the assistant director for the Arizona Department of Behavioral Health from August 1988 until November 1991, director of the Arizona Department of Health from January 1986 until January 1987, deputy director of the Arizona Health Department from October 1983 until December 1986 and assistant director for the Arizona Department of Economic Security from March 1981 until October 1983. Mr. Dover received a master of social work degree from the University of Utah in 1965 and a bachelor’s degree in recreational therapy from the University of Utah in 1963.

Michael N. Deitch, a certified public accountant, has served as our chief financial officer since June 1997. He was named secretary and treasurer in October 1998. Prior to joining our company, Mr. Deitch served as director of financial controls for Crawford & Company (CRD), a New York Stock Exchange listed company specializing in health care and business claims adjusting from March 1995 to April 1997. Mr. Deitch founded and served as chief financial officer for Showtime Event Rentals, Inc., an event and party rental company from August 1994 until March 1995. Mr. Deitch served as litigation manager for Raburn and Decosimo, CPAs, a specialized litigation and business valuation firm, from January 1991 until August 1994. Mr. Deitch served as southeast region senior financial analyst and as a senior member of the tax department for Glasrock Home Health Care, Inc., a wholly-owned subsidiary of the New York Stock Exchange listed company British Oxygen Company, now known as the BOC Group, from November 1984 until January 1991. Mr. Deitch received a bachelor’s degree in accounting from the University of Tennessee in 1979 and a master’s degree in business administration from the University of Tennessee in 1981.

Mary J. Shea has served as our executive vice president of program services since February 2003 and as president of our Arizona operations from February 1997 until February 2003. Prior to joining our company, she was the director of case management for Introspect Healthcare Corporation, a large, multi-state behavioral health provider, from October 1995 until February 1997. Ms. Shea worked as a supervisor for the State of Arizona and the Arizona Center for Clinical Management, a managed care entity providing behavioral health services in southern Arizona, from March 1990 until September 1995. She received a bachelor’s degree in natural resources from the University of Wisconsin in 1978.

Craig A. Norris has served as our president, eastern division since May 1998. Prior to joining our company, Mr. Norris served as the chief operating officer of Parents and Children Together, Inc., a home based counseling provider from June 1994 until April 1998, which we acquired in February 1997. Mr. Norris was employed as a psychotherapist for the Arizona Department of Health from December 1992 until June 1994. Mr. Norris was a treatment coordinator for the Arizona Center for Clinical Management, a managed care behavioral health care provider for southern Arizona, from May 1992 until December 1992. Mr. Norris received a bachelor’s degree in psychology from the University of Arizona in 1989 and dual master’s degrees in counseling and organizational management from the University of Phoenix in 1993 and 1996, respectively.

Martin James Favis has served as our chief development officer since February 2003. Prior to joining our company, Mr. Favis served as president of our subsidiary, Camelot Care Corporation, Inc., from March 2002 until February 2003. Prior to our merger with Camelot, Mr. Favis served as Camelot’s chief operating officer from January 2000 until January 2002, where he was responsible for Camelot’s day-to-day management, and as Camelot’s Florida director from October 1998 until January 2000. Mr. Favis served as the chief executive officer of First Rehab, Plus, Inc., a Florida based provider of outpatient rehabilitation facilities, from August 1996 until October 1998. Mr. Favis received a bachelor’s degree in business from Villanova University in 1981.

Mark L. First has served as our director since November 1997. Mr. First is a managing director of Eos Partners, L.P., an investment firm, where he has been employed since March 1994. Eos Partners, L.P. is the ultimate owner of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., our stockholders. Mr. First was previously an investment banker with Morgan Stanley & Co., Inc. from August 1991 until March 1994. He is also a director of several privately owned companies. Mr. First earned a bachelor’s degree from The Wharton School of the University of Pennsylvania in 1987, and a master’s degree in business administration from the Harvard Business School in 1991.

Steven I. Geringer has served as our director since March 2002. In January 2002, Mr. Geringer founded Cadence Capital Partners, L.L.C., a private investment company, and serves as its manager. In February 2003, Mr. Geringer co-founded Interval Capital Partners, LLC, a private investment company, and serves as its co-manager. He served as president and chief executive officer of PCS Health Systems, Inc., a unit of Eli Lilly & Company and provider of managed pharmaceutical services to managed care organizations and health insurers, from June 1995 until June 1996, and as its president and chief operating officer from May 1993 until May 1995. Beginning in December 1986, Mr. Geringer was co-founder, chairman and chief executive officer of Clinical Pharmaceuticals, Inc., until its acquisition by McKesson Corporation, then the parent of PCS Health Systems, in

May 1993. Mr. Geringer also serves as a director of Amsurg Corp. (AMSG), a Nasdaq listed ambulatory surgery center company, and chairman of the board of Qualifacts Systems, Inc., a specialized health care information technology provider. Mr. Geringer received a bachelor’s degree in economics from The Wharton School of the University of Pennsylvania in 1968.

Hunter Hurst, III has served as our director since the company was founded in December 1996. Since 1973, Mr. Hurst has served as Director of the National Center for Juvenile Justice, a national juvenile justice research and resource center. He has directed over thirty applied research studies and has authored numerous publications relating to juvenile issues. He received his bachelor’s degree in psychology and master’s degree in social work from Louisiana State University in 1960 and 1965, respectively.

Richard Singleton has served as our director since March 1998. Colonel Singleton is a retired United States Army colonel. Colonel Singleton was one of the founders of Youth Services International, Inc. (YSII), a Nasdaq listed company that provides private institutional care for at-risk youth, in July 1993. He has served as a superintendent of Boys School for the Department of Juvenile Justice State of Florida since June 1999. From January 1999 until June 1999, Colonel Singleton was a regional director of operations for Three Springs, Inc., located in Huntsville, Alabama, where he was responsible for the overall operations and management of juvenile justice facilities in the State of Georgia. Colonel Singleton received a bachelor’s degree in education from the South Carolina State University in 1958 and a master’s degree in public administration from the University of Missouri in 1972.

Brian D. Young has served as our director since November 1997. Since January 1994, Mr. Young has been a general partner of Eos Partners, L.P., an investment firm, which is the ultimate owner of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., our stockholders. Prior thereto, Mr. Young was a general partner of Odyssey Partners, L.P., a private investment firm, from February 1986 until December 1993. Mr. Young also serves as a director of Black Box Corporation (BBOX), a Nasdaq listed company, as well as several privately owned companies. Mr. Young received a bachelor’s degree from Harvard College in 1976.

Kristi L. Meints will become a member of our board of directors upon the consummation of this offering. Since August 1999, she has served as the chief financial officer of Chicago Systems Group, Inc., a technology firm based in Chicago, Illinois. From January 1998 until August 1999, she was interim chief financial officer for Cordon Corporation, a start-up service company. Ms. Meints was group finance director for Avery Dennison Corporation (AVY), a New York Stock Exchange listed company, that is a multi-national manufacturer of consumer and industrial products from March 1996 until December 1997. From February 1977 until June 1995, she held a variety of financial positions including the director of finance for SmithKline Beecham and manager of accounting and budgets for their wholly-owned subsidiary, Norden Laboratories, Inc. She received a bachelor’s degree in accounting from Wayne State College in 1975 and a master’s degree in business administration from the University of Nebraska in 1984.

Board composition and compensation

Prior to the consummation of this offering, pursuant to our amended and restated certificate of incorporation, as further amended, the holders of certain classes of our preferred stock were entitled to elect two directors of their choice to our board of directors. Additionally, under an amended and restated stockholders’ agreement, certain stockholders who are also members of our management, were entitled to elect two directors of their choice to our board of directors and certain holders of preferred stock were entitled to elect two directors of their choice to our board of directors. These four directors were entitled to elect two directors of their choice to our board of directors. Further, subject to certain conditions, former Camelot stockholders were entitled to elect one director of their choice to our board of directors and holders of our mezzanine debt were entitled to collectively elect one director of their choice to our board of directors. Upon the consummation of this offering, these board representation rights will terminate and no stockholders will have any special rights with respect to board representation. Prior to the consummation of this offering, our board consisted of the following seven members:

Fletcher Jay McCusker
Mary J. Shea
Mark L. First
Steven I. Geringer
Hunter Hurst, III
Richard Singleton
Brian D. Young

Upon consummation of this offering, we expect that Ms. Shea and Mr. Young will resign and Ms. Meints will become a member of our board of directors.

Our bylaws will provide that the number of directors will be between five (5) and eleven (11) as determined by our board of directors. Upon the consummation of this offering, our board of directors will be divided into three classes as nearly equal in size as possible, serving staggered three year terms: Class 1, whose term will expire at the annual meeting of stockholders to be held in 2004, Class 2, whose term will expire at the annual meeting of stockholders to be held in 2005, and Class 3, whose term will expire at the annual meeting of the stockholders in 2006. The Class 1 directors will be Messrs. Geringer and Hurst, the Class 2 directors will be Messrs. First and Singleton and the Class 3 directors will be Mr. McCusker and Ms. Meints. At each annual meeting of stockholders, beginning with the 2004 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal.

Currently, our directors do not receive cash compensation for their services. From time to time, we have granted options to purchase shares of our common stock to our non-employee directors. We have granted to Messrs. Hurst and Singleton options to purchase, in the aggregate, 8,574 shares of our common stock at $3.50 per share, 11,431 shares of our common stock at $4.73 per share and 2,858 shares of our common stock at $7.00 per share. We have also granted to Ms. Meints options to purchase 1,429 shares of our common stock at $7.00 per share. Upon consummation of this offering, directors who are not our employees will receive up to $2,000 for each meeting attended and an annual grant of options to purchase up to 10,000 shares of our common stock at an exercise price not less than the fair market value at the time of grant.

Board committees

As of the consummation of this offering, our board of directors will have a nominating and corporate governance committee, an audit committee and a compensation committee, each of which will have the composition and responsibilities described below:

Nominating and corporate governance committee.    The nominating and corporate governance committee will be responsible for, among other things:

•	selecting the slate of nominees of directors to be proposed for election by the stockholders and recommending to the board of directors individuals to be considered by the board of directors to fill vacancies;

•	developing and implementing policies regarding corporate governance matters and recommending any desirable changes to such policies to the board of directors;

•	establishing criteria for selecting new directors; and

•	reviewing and assessing annually the performance of the nominating and corporate governance committee and the adequacy of the nominating and corporate governance committee charter.

The members of our nominating and corporate governance committee will be Messrs. Geringer, First and Hurst.

Audit committee.    The audit committee will be responsible for, among other things:

•	appointing, overseeing and compensating the work of the outside auditors;

•	reviewing our quarterly financial statements and earnings releases;

•	pre-approving all auditing services and permissible non-audit services provided by our outside auditor;

•	engaging in a dialogue with the outside auditor regarding relationships which may impact the independence of the outside auditor and being responsible for oversight of the independence of the outside auditor;

•	reviewing and approving the audit committee report to be filed with the SEC;

•	reviewing with the outside auditor the adequacy and effectiveness of the internal controls over our financial reporting;

•	establishing procedures for the submission of complaints, including the submission by our employees of anonymous concerns regarding questionable accounting or auditing matters;

•	reviewing with our chief executive officer and chief financial officer (i) any significant deficiencies in the design or operation of our internal controls and (ii) any fraud, whether or not material, that involves our management or other employees who have a significant role in our internal controls; and

•	reviewing and assessing annually the adequacy of the audit committee charter.

The members of our audit committee will be Messrs. Singleton and Hurst and Ms. Meints, all of whom are independent directors as defined in the applicable qualitative listing requirements contained in the Nasdaq Marketplace Rules.

Compensation committee.    The principal responsibilities of the compensation committee will be, among other things, to:

•	reviewing and determining annually the compensation of our chief executive officer and other executive officers;

•	preparing an annual report on executive compensation for inclusion in our annual proxy statement for each annual meeting of stockholders in accordance with applicable SEC rules and regulations;

•	approving the form of employment contracts, severance arrangements, change in control provisions and other compensatory arrangements with executive officers;

•	approving compensation programs and grants involving the use of our common stock and other equity securities, including our 2003 stock option plan; and

•	reviewing and assessing annually, the compensation committee’s performance and the adequacy of the compensation committee charter.

The members of our compensation committee will be Messrs. First, Geringer and Hurst.

Executive compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended June 30, 2002, earned by our chief executive officer and our four other most highly compensated executive officers as of June 30, 2002. In this prospectus, we refer to these individuals as our named executive officers.

Summary Compensation Table

				Long term compensation
				Awards		Payouts
	Annual compensation			Restricted stock award(s) ($)	Securities underlying options/SARs(#) (1)	LTIP payouts ($)	All other compensation (2)
Name and principal position	Salary	Bonus	Other annual compensation
Fletcher Jay McCusker Chairman and Chief Executive Officer	$149,715	$15,000	—	—	—	—	$25,908

William Boyd Dover President	$120,000	$7,500	—	—	—	—	$ 8,757

Michael N. Deitch Chief Financial Officer, Vice President, Secretary and Treasurer	$104,583	$15,000	—	—	2,858	—	$ 9,403

Mary J. Shea Executive Vice President of Program Services	$110,000	$18,750	—	—	—	—	$ 6,643

Craig A. Norris President, Eastern Division	$108,333	$7,500	—	—	2,858	—	$ 6,750

(1)	The options granted to Messrs. Deitch and Norris during the fiscal year ended June 30, 2002 were terminated on October 25, 2002 and Messrs. Deitch and Norris were each granted 2,858 shares of our common stock in exchange for the terminated options.
(2)	We provide the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees and not included in this column pursuant to SEC rules. For Messrs. McCusker, Dover, Deitch and Norris and Ms. Shea we also paid for the premiums of certain health and dental benefits for their family, which are not available to all salaried employees and are included in this column. The amounts in this column for fiscal year ended June 30, 2002 include the following:

•	Health and dental insurance premiums that we paid on behalf of Messrs. McCusker, Dover, Deitch and Norris and Ms. Shea in the following amounts, respectively: $8,713, $8,713, $8,713, $5,950 and $5,843.

•	Matching contributions by us under our retirement savings plan as follows: $44 for Mr. Dover; $690 for Mr. Deitch; $800 for Mr. Norris; and $800 for Ms. Shea.

•	Insurance premiums under an insurance plan that we provide for Mr. McCusker with coverage up to $500,000. We paid $17,195 in premiums on this policy on behalf of Mr. McCusker in the fiscal year ended June 30, 2002.

Stock option grants

The following table sets forth the stock options we granted during the fiscal year ended June 30, 2002 to each of the named executive officers.

Option/SAR Grants in Last Fiscal Year

	Individual grants
	Number of securities underlying options/ SARs granted(2)	% of total options/ SARs granted to employees in fiscal year	Exercise or base price per share(3)	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term(1)
Name					5%	10%
Fletcher Jay McCusker	—	—	—	—	—	—
William Boyd Dover	—	—	—	—	—	—
Michael N. Deitch	2,858	3.1%	$11.00	2/5/12	$19,771	$50,104
Mary J. Shea	—	—	—	—	—	—
Craig A. Norris	2,858	3.1%	$11.00	2/5/12	$19,771	$50,104

(1)	Potential realizable value represents the difference between the market value of our common stock for which the option may be exercised, assuming that the market value of our common stock on the date of grant appreciates in value to the end of the ten-year option term at annualized rates of 5% and 10%, respectively, and the exercise price of the option. The rates of appreciation used in this table are prescribed by regulation of the SEC and are not intended to forecast future appreciation of the market value of the common stock.
(2)	These options were granted on February 5, 2002 and subsequently terminated on October 25, 2002. Each of Messrs. Deitch and Norris were granted 2,858 shares of our common stock in exchange for these options on October 25, 2002.
(3)	The base price per share is the assumed offering price of $11.00, the midpoint of the range set forth on the cover of this prospectus.

Fiscal year end option/SAR values

The following table provides information concerning each exercise of stock options/SARs during the fiscal year ended June 30, 2002 by each of the named executive officers and the value of unexercised options/SARs held by the named executive officers as of June 30, 2002.

Name	Number of shares acquired on exercise	Aggregate dollar value realized	Number of securities underlying unexercised options/SARs at fiscal year-end		Value of unexercised in-the- money options/SARs at fiscal year-end(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Fletcher Jay McCusker	—	—	—	—	—	—
William Boyd Dover	—	—	8,572	—	$64,290	—
Michael N. Deitch(2)	—	—	41,905	6,667	$302,621	$44,169
Mary J. Shea	—	—	11,429	—	$85,718	—
Craig A. Norris(2)	—	—	39,048	6,667	$270,692	$44,169

(1)	Values for “in-the-money” options/SARs represent the positive spread between the respective exercise/base prices of outstanding options/SARs and the anticipated initial public offering price of $11.00 per share.
(2)	All options granted to Messrs. Deitch and Norris were terminated on October 25, 2002 and Messrs. Deitch and Norris were granted 48,572 and 45,715 shares of our common stock, respectively, in exchange for the terminated options.

Employment agreements

We entered into employment agreements, effective upon consummation of the offering, with the following executive officers: Fletcher Jay McCusker, chief executive officer; William Boyd Dover, president; Michael N. Deitch, chief financial officer; Craig A. Norris, president, eastern division; Mary J. Shea, executive vice president of program services; and Martin James Favis, chief development officer. Each of Messrs. McCusker, Dover, Norris and Deitch have employment agreements for a term of three years and Ms. Shea and Mr. Favis have employment agreements for a term of two years. Each employment agreement establishes, among other things, base salary levels at amounts designed to be competitive with executive positions at similarly situated companies. Under their employment agreements, Messrs. McCusker, Dover, Norris, Deitch and Favis and Ms. Shea are entitled to receive annual base salaries of $190,000, $165,000, $160,000, $150,000, $150,000 and $140,000, respectively. These annual base salaries will be reviewed annually and may be modified by the board of directors or compensation committee. In addition to their base salaries, each executive is eligible to participate in any bonus plans or incentive compensation programs that we may establish from time to time.

Under the employment agreements with each of the executive officers, we may be obligated to make severance payments to the executive officers. Pursuant to the employment agreements, we may terminate the employment agreements for cause at any time and without cause upon 30 days written notice. Mr. McCusker may terminate his employment agreement for good reason, upon 60 days written notice, if his duties are substantially altered or reduced, his salary is reduced, he is relocated more than 150 miles from Tuscon, Arizona, we materially breach his agreement or there is a change in the majority of our incumbent directors. “Incumbent directors” means our directors as of March 31, 2003 and any subsequent director nominated or elected by two-thirds of the then existing incumbent directors. In addition, the other executive officers may terminate these employment agreements for good reason upon 30 days prior written notice if we materially breach such employment agreements. If an executive officer’s employment is terminated by us without cause or if an executive officer terminates the agreement for good reason, we must pay the executive his or her base salary for a stated severance term; provided, however, that in order to receive the severance payment, the executive officer must sign a general release. Pursuant to the employment agreements, each of Messrs. McCusker, Dover, Norris and Deitch has a stated severance term of one year and each of Mr. Favis and Ms. Shea has a stated severance term of six months.

Each of the employment agreements contain restrictive covenants to protect us for non-competition, non-solicitation/non-piracy and non-disclosure. The term of Mr. McCusker’s non-competition and non-solicitation covenants is two years. Each of Messrs. Dover, Norris and Deitch have 18 month non-competition covenants and two year non-solicitation covenants. Mr. Favis has a one year non-competition covenant and a one year non-solicitation covenant. Ms. Shea has a nine month non-competition covenant and a one year non-solicitation covenant.

Employee benefit plans

1997 stock option and incentive plan

Our current stock option and incentive plan adopted in 1997 authorizes the issuance of 428,572 shares of our common stock. The 1997 stock option and incentive plan is administered by a committee that consists of at least one member of our board of directors. Generally, the committee has the right to grant options, both incentive stock options and nonqualified stock options, and award stock appreciation rights to eligible individuals and to set the terms and conditions of options and awards, including the exercise price of options and the vesting schedule of options and awards. The 1997 stock option and incentive plan generally provides that the term of any option may not exceed ten years. The committee may, in its sole discretion, accelerate vesting in the event of a public tender offer or if a proposal to merge, consolidate or otherwise combine with another company is submitted for stockholder adoption. As of June 30, 2003, 301,166 stock options have been awarded of which 276,874 stock options were awarded to employees and affiliated entities and 24,292 stock options were awarded to non-employee directors. Upon consummation of this offering, no further awards will be granted under the 1997 stock option and incentive plan.

2003 stock option plan

The purpose of our 2003 stock option plan is to provide additional incentives to officers, other key employees, and directors of, and important consultants to us and each present or future parent or subsidiary corporation, by encouraging them to invest in shares of our common stock, and thereby acquire a proprietary interest in us and an increased personal interest in our continued success and progress.

The aggregate number of shares of our common stock that may be issued under our 2003 stock option plan is 500,000. Notwithstanding the foregoing, in the event of any change in the outstanding shares of our common stock by reason of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, transfer of assets, reorganization, conversion or similar circumstances as determined by our compensation committee of the board of directors in its sole discretion, the aggregate number and kind of shares which may be issued under our 2003 stock option plan shall be appropriately adjusted in a manner determined in the sole discretion of the compensation committee. Reacquired shares of our common stock, as well as unissued shares, may be used for the purpose of our 2003 stock option plan. The shares of our common stock subject to options, which have terminated unexercised, either in whole or in part, shall be available for future option grants under our 2003 stock option plan.

All of our officers, key employees, and officers and key employees of any present or future parent or subsidiary corporation are eligible to receive an option or options under our 2003 stock option plan. All directors of, and important consultants to us and of any of our present or future parent or subsidiary corporations are also eligible to receive an option or options under our 2003 stock option plan. The individuals who receive an option or options shall be selected by our board of directors or the compensation committee of our board of directors, in its sole discretion unless otherwise stipulated in our 2003 stock option plan. No individual may receive options under our 2003 stock option plan for more than 80% of the total number of shares of our common stock authorized for issuance under our 2003 stock option plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.

Pursuant to a series of private offerings, we issued shares of our mandatorily redeemable convertible preferred stock to Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. as follows:

•	On November 26, 1997, we issued 3,750,000 shares of our Series A preferred stock to Eos Partners SBIC in exchange for $3,000,000.

•	On October 14, 1998, we issued 551,875 shares of our Series B preferred stock to Eos Partners SBIC in exchange for $441,500.

•	On October 28, 1998, we issued 73,125 shares of our Series B preferred stock to Eos Partners SBIC in exchange for $58,500.

•	On December 6, 1999, we issued 740,741 shares of our Series D preferred stock to Eos Partners SBIC II in exchange for $1,000,000.

•	On March 24, 2000, we issued 222,223 shares of our Series D preferred stock to Eos Partners SBIC II in exchange for $300,000.

Our certificate of incorporation provides that the holders of our Series A preferred stock, Series B preferred stock and Series D preferred stock are entitled to cumulative dividends, when declared by our board of directors, at 8.0% per annum.

The consent of the holders of our Series A preferred stock, Series B preferred stock and Series D preferred stock is required prior to issuing or selling our capital stock, subject to certain exceptions, or consummating a public offering. In connection with this offering, we have agreed to pay Eos Partners SBIC and Eos Partners SBIC II a consent fee in the aggregate amount of $3.5 million. The consent fee will be paid pursuant to a subordinated note which bears interest at the rate of 4.0% per annum and is payable in five equal semi-annual principal payments beginning June 30, 2004 and ending June 30, 2006. Interest is payable in quarterly payments every March 31, June 30, September 30 and December 31. The note is prepayable, without penalty, at any time by us and is mandatorily prepayable from proceeds of an equity offering occurring after this offering which results in aggregate net proceeds to us of at least $15.0 million and from the incurrence or existence of certain debts in an aggregate amount in excess of $15.0 million. We have allocated $817,000 of the net proceeds of this offering for the payment of the first $700,000 principal installment that will be due in June 2004 and for the first four quarterly interest payments that will be due in September 2003, December 2003, March 2004 and June 2004 in the aggregate amount of $117,000. In the event the underwriters’ over-allotment option is exercised, we may, instead, use all of this $817,000, plus $2.7 million of the additional net proceeds received from the exercise of the over-allotment option, to prepay the entire $3.5 million subordinated note upon the closing of the over-allotment portion of the offering.

We are required to redeem our Series A preferred stock, Series B preferred stock and Series D preferred stock at the original issue price, plus all accrued and unpaid dividends, if any, on February 16, 2007. However, if certain of our subordinated debt obligations have been repaid, prepaid, or otherwise satisfied in full prior to February 16, 2007, we are required to redeem all shares of our Series A preferred stock, Series B preferred stock and Series D preferred stock on the later of the first day after such repayment and the day redemption is permitted by the Small Business Investment Act of 1958. In the event of a liquidation, as defined in our amended certificate of incorporation, holders of our Series A preferred stock, Series B preferred stock or Series D preferred stock will receive a liquidation preference equal to the sum of all accrued dividends and the original issue price of the preferred shares and a portion of the remainder of the liquidation proceeds based on their as-converted pro rata share of common stock.

Under an amended and restated stockholders’ agreement that will terminate upon the consummation of this offering, the holders of a majority of our Series A preferred stock and Series B preferred stock may designate two directors to our board of directors. Eos Partners SBIC owns 100% of our Series A preferred stock and 94% of our Series B preferred stock. Messrs. First and Young have been designated as directors of our company by the holders of a majority of our Series A preferred stock and Series B preferred stock. Upon consummation of this offering, the holders of our Series A preferred stock, Series B preferred stock and Series D preferred stock will be paid all accrued dividends and these shares will be converted into shares of our common stock. Accordingly, upon the consummation of this offering, Eos Partners SBIC and Eos Partners SBIC II will receive $769,271 and $285,729, respectively, and all of the shares of preferred stock held by Eos Partners SBIC and Eos Partners SBIC II will be converted into 1,497,254 and 275,134 shares of our common stock, respectively.

Pursuant to an agreement dated June 1, 2003, Eos Partners SBIC and Eos Partners SBIC II are to be paid a advisory fee in the amount of $1.0 million upon consummation of the offering for services rendered.

Mr. Young is a general partner and Mr. First is a managing director of Eos Partners, L.P. which is the ultimate owner of Eos Partners SBIC and Eos Partners SBIC II.

Transactions with Harbinger Mezzanine Partners, L.P.

On March 1, 2002, we entered into a $7.0 million mezzanine loan with Harbinger Mezzanine Partners, L.P., one of our principal stockholders, and Petra Mezzanine Fund, L.P., as evidenced by a loan and security agreement. Of the $7.0 million mezzanine loan, Harbinger advanced $4.0 million as evidenced by a secured term note. This secured note accrues interest at a rate of 13.5% per annum and is secured by accounts receivable, personal property and intangible property. In connection with the issuance of this secured note, we provided Harbinger with warrants to purchase 351,474 shares of our common stock at an exercise price of $.035 per share. These warrants expire upon the earlier of a liquidity event or March 2012 and are subject to adjustment under certain circumstances that could increase the number of shares of common stock subject to the warrants up to 490,948 or decrease the number of shares of common stock subject to the warrant to 224,128. If upon the earlier of a liquidation event (as defined in the loan and security agreement) or March 1, 2007 the fair market value of the number of shares issued to Harbinger is less than $2.4 million, the warrants shall be increased to a number of shares that would result in a fair market value of $2.4 million, but in no event shall more than 351,474 shares be issued. Harbinger holds an option to sell shares of common stock exercisable upon exercise of these warrants to us beginning March 1, 2007 and continuing for a period of five years thereafter. Harbinger was also issued warrants to purchase four shares of our Series E preferred stock at an exercise price of $0.01 per share. Our Series E preferred stock is not convertible or redeemable, but upon a liquidation event receives approximately 10.0% (subject to adjustment in certain circumstances) of the preferred liquidation preference the Series D preferred holders are entitled to receive. Under an amended and restated stockholders’ agreement that will terminate upon the consummation of this offering, Harbinger and Petra are collectively entitled to designate a director to our board of directors so long as the indebtedness evidenced by their secured promissory notes is still outstanding or they own, collectively, 5.0% or more of our outstanding common stock on a fully diluted basis. As of the date of this prospectus, they have no director representative on our board of directors.

Upon the consummation of this offering, Harbinger’s mezzanine loan will be repaid out of net proceeds of the offering. In lieu of the adjustment of the warrants described above and as a reorganization in connection with this offering, the mezzanine lenders have agreed that upon the consummation of this offering, pursuant to an exchange of the common stock warrants and the preferred stock warrants, the mezzanine lenders shall receive an aggregate number of 434,578 shares of our common stock, of which Harbinger shall receive 248,330 shares. Of these shares, 224,128 will be sold by Harbinger in this offering. Pursuant to the preferred stock warrant exchange, the mezzanine lenders’ rights to purchase our Series E preferred stock will be terminated. In addition, Harbinger’s right to sell shares of common stock upon exercise of warrants, other than shares sold in the offering will be terminated upon consummation of this offering. Upon consummation of this offering, we have agreed to pay Harbinger the amount per share, if any, by which the value of the shares underlying the warrants to purchase 224,128 shares of our common stock (based upon the initial public offering price less underwriting commission) is less than $2.4 million.

Transactions with Camelot Care Corporation stockholders

In connection with the acquisition of Camelot, we issued to former Camelot stockholders, who now hold our common stock as a result of the transaction, convertible promissory notes totaling $3.5 million. Each convertible promissory note is dated as of March 1, 2002 and accrues interest at a rate of 8.0% per annum. Prior to the maturity date, each holder may convert the principal amount of this convertible promissory note into the number of shares of our common stock determined at a price of $7.00 per share. As of June 30, 2003, these convertible promissory notes were convertible into approximately 500,000 shares of our common stock, in total. Pursuant to the amended and restated stockholders’ agreement, which will terminate upon the consummation of this offering, the former Camelot stockholders may designate a director to our board of directors so long as they collectively own 285,715 shares of our common stock. Mr. Geringer has been designated as the director representing the former Camelot stockholders. Mr. Favis was an executive officer of Camelot and is currently one of our executive officers.

Upon the consummation of this offering, all of our convertible promissory note indebtedness will automatically convert into shares of our common stock, except a portion of the convertible promissory note indebtedness held by Philip Bredesen and Andrea Conte, JTWROS, in the principal amount of $1,363,734, which will be redeemed for $1,539,734, with proceeds of this offering.

Stock purchase agreements

Pursuant to stock purchase agreements, we have certain obligations to repurchase shares of our common stock held by Messrs. McCusker, Dover, Deitch, and Norris and Ms. Shea in the event of his or her death. In order to pay for the repurchase of the shares, we are the beneficiary of a life insurance policy on the life of each of these executives. Upon the consummation of this offering, these stock purchase agreements will terminate and we will be removed as beneficiaries under the insurance policies.

Relationship with Qualifacts Systems, Inc.

One of our directors, Mr. Geringer, is a holder of capital stock and the chairman of the board of Qualifacts Systems, Inc. Qualifacts is a specialized health care information technology provider that entered into a software license, maintenance and servicing agreement with us. This agreement became effective on March 1, 2002 and continues for five years. This agreement may be terminated by either party without cause upon 90 days written notice and for cause immediately upon written notice. Qualifacts provided us services in the amount of $162,376, $178,732 and $119,400 for the fiscal year ended June 30, 2002, the six months ended December 31, 2002 and the six months ended June 30, 2003, respectively.

Relationships with managed organizations

One of our directors, Mr. McCusker, became, upon our acquisition of such organization, an executive officer of two of the not-for-profit, tax exempt organizations for which we provide management services, Camelot Community Care, Inc. and Intervention Services, Inc. until he resigned from such positions in July 2003. We provided management services to Camelot Community Care, Inc. pursuant to our management agreement in the amount of $888,162, $950,931 and $1.2 million for the fiscal year ended June 30, 2002, the six months ended December 31, 2002 and the six months ended June 30, 2003, respectively. We provided management services to Intervention Services, Inc. pursuant to our management agreement in the amount of $918,000 for the six months ended June 30, 2003.

Compensation committee interlocks and insider participation

The compensation committee consists of Messrs. First and Hurst. No person who served as a member of the compensation committee during 2002 was a current or former officer or employee or engaged in certain transactions with us, required to be disclosed by regulations of the SEC. In connection with this offering, however, Mr. First is engaging in a transaction with us required to be disclosed by regulations of the SEC. See  “—Transactions with Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.” Additionally, there were no compensation committee “interlocks” during 2002, which generally means that none of our executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as our director or member of our compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of July 31, 2003 by each of the following persons:

•	each of our directors and individuals to become directors;

•	each of our named executive officers;

•	all of our executive officers and directors, including individuals to become directors as a group;

•	each person known by us to beneficially hold five percent or more of our common stock; and

•	each of our selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally requires voting or investment power with respect to securities.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned, subject to community property laws where applicable. The shares “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC and, accordingly, include securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days of July 31, 2003. The same securities may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of these securities.

Shares of our common stock subject to options, warrants or convertible notes that are currently exercisable or exercisable within 60 days of July 31, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such securities. Percentage ownership “prior to the offering” is based on 4,701,338 shares of our common stock, which includes 2,065,372 shares of our common stock outstanding on July 31, 2003 as well as the following shares all of which will be issued on or prior to the consummation of this offering:

•	1,783,103 shares of our common stock upon conversion of our Series A preferred stock, Series B preferred stock and Series D preferred stock;

•	434,578 shares of our common stock upon exchange of our Series E preferred stock warrants and certain of our common stock warrants;

•	349,672 shares of our common stock upon conversion of a portion of our convertible notes; and

•	68,613 shares of our common stock upon the cashless exercise of certain of our common stock warrants.

Percentage ownership “following the offering” is based on 7,701,338 shares of our common stock outstanding immediately after this offering. As of July 31, 2003, there were 38 holders of record of our common stock. The address for each executive officer and director is c/o The Providence Service Corporation, 620 North Craycroft, Tucson, Arizona 85711.

Name of beneficial owner	No. of shares of common stock beneficially owned	No. of shares to be sold	Percent of voting power of common stock
			Prior to the offering	Following the offering

Philip Bredesen and Andrea Conte, JTWROS(1) 1724 Chickering Road Nashville, TN 37205	250,483	250,483	5.3%	—

Regina Murphy Darling 7800 East Knollwood Terrace Tucson, AZ 85750	288,786	128,385	6.1	2.1

Eos Partners SBIC, L.P.(2) c/o Eos Partners, L.P. 320 Park Avenue, 22nd Floor New York, NY 10022	1,772,388	—	37.7	23.0

Name of beneficial owner	No. of shares of common stock beneficially owned	No. of shares to be sold	Percent of voting power of common stock
			Prior to the offering	Following the offering
Eos Partners SBIC II, L.P.(3) c/o Eos Partners, L.P. 320 Park Avenue, 22nd Floor New York, NY 10022	1,772,388	—	37.7	23.0

Harbinger Mezzanine Partners, L.P.(4) 618 Church Street, Suite 500 Nashville, TN 37219	248,330	224,128	5.3	*

Fletcher Jay McCusker(5)	619,898	—	13.2	8.0

William Boyd Dover(6)	104,287	—	2.2	1.4

Mary J. Shea(7)	107,144	—	2.3	1.4

Michael N. Deitch	88,573	—	1.9	1.2

Craig A. Norris	60,000	—	1.3	*

Mark L. First(8)	1,772,388	—	37.7	23.0

Steven I. Geringer(9)	32,143	—	*	*

Hunter Hurst, III(10)	12,385	—	*	*

Richard Singleton(11)	17,385	10,715	*	*

Brian D. Young(12)	1,772,388	—	37.7	23.0

Kristi L. Meints(13)	477	—	*	*

Don Campbell 1002 Fox Circle College Station, TX 77845	36,286	17,298	*	*

Lynn C. Chalache(14) 14831 Seminole Trail Seminole, FL 33776	16,131	16,131	*	*

James Doramus(15) 2032 Old Hillsboro Road Franklin, TN 37064	51,430	51,430	1.1	—

Daniel F. Dorrell 435 South Commerce Avenue Sebring, FL 33870	6,429	6,429	*	—

Laura Flowers Family Trust dated November 17, 1995(16) 2800 Countryside Boulevard #2 Clearwater, FL 33461	16,131	16,131	*	—

Heller Financial Leasing, Inc.(17) 500 West Monroe Chicago, IL 60661	6,411	6,411	*	—

Heller Healthcare Finance, Inc.(18) 2 Wisconsin Circle, 4th Floor Chevy Chase, MD 20815	41,672	41,672	*	—

Name of beneficial owner	No. of shares of common stock beneficially owned	No. of shares to be sold	Percent of voting power of common stock
			Prior to the offering	Following the offering
Linc Capital, Inc.(19) 3300 South Parker Road, 5th Floor Aurora, CO 80014	20,530	20,530	*	—

Jill MacAlister(20) 16813 Rolling Rock Drive Tampa, FL 33618	16,131	15,131	*	*

Gregory K. McCullough(21) 7675 Younger Creek Road Primm Springs, TN 38476	22,139	22,139	*	—

Karen Percy(22) 3427 Cooper Road Richmond, VA 23225	3,976	1,326	*	—

Petra Mezzanine Fund, L.P.(23) 172 2nd Avenue N., Suite 112 Nashville, TN 37201	186,248	168,096	4.0	*

Lilly J. Ross 17519 Hawkin Lane Tomball, TX 77377	31,905	31,905	*	—

Saunders NCT Business Brokers, L.L.C. 435 South Commerce Avenue Sebring, FL 33870	6,429	6,429	*	—

James E. Spicer Family Trust dated November 23, 1987, as amended(24) 16104 Gulf Boulevard Redington Beach, FL 33708	96,881	96,881	2.1	—

Shirley J. Spicer Family Trust dated November 23, 1987, as amended(25) 16104 Gulf Boulevard Redington Beach, FL 33708	96,881	96,881	2.1	—

Jane B. Terrell(26) 14007 Star Board Drive Seminole, FL 33776	16,131	16,131	*	—

Aleta Trauger(27) 3621 Sperry Avenue Nashville, TN 37215	3,576	1,490	*	*

Byron R. Trauger(28) 3621 Sperry Avenue Nashville, TN 37215	44,277	18,449	*	*

Michael D. Tucker 340 N. Sam Houston Parkway East, #100 Houston, TX 77060	3,334	3,334	*	—

Name of beneficial owner	No. of shares of common stock beneficially owned	No. of shares to be sold	Percent of voting power of common stock
			Prior to the offering	Following the offering
Michele L. Tucker 340 N. Sam Houston Parkway East, #100 Houston, TX 77060	14,286	14,286	*	—

Monte B. Tucker 340 N. Sam Houston Parkway East, #100 Houston, TX 77060	14,286	7,143	*	*

Elliott H. Weir, III, as trustee of the Weir Family Trust 1216 Old Mill Road Cedar Park, TX 78613	31,906	10,636	*	*

All directors and executive officers as a group (12 persons)(29)	2,833,728	10,715	60.3%	36.7%

*	Represents less than 1%.

(1)	Includes 64,940 shares of our common stock issuable upon the conversion of $454,578 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(2)	Includes 1,318,682 shares of common stock issuable upon conversion of 3,750,000 shares of Series A preferred stock owned by Eos Partners SBIC, L.P., that are convertible within 60 days of July 31, 2003. Includes 178,572 shares of common stock issuable upon conversion of 625,000 shares of Series B preferred stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 275,134 shares of common stock issuable upon the conversion of 962,964 shares of Series D preferred stock owned by Eos Partners SBIC II, L.P. that are convertible within 60 days of July 31, 2003. Eos Partners SBIC, L.P. is deemed to beneficially own 100% of the voting power of Series A preferred stock and the Series D preferred stock and 94% of the voting power of the Series B preferred stock.

(3)	Includes 1,318,682 shares of common stock issuable upon conversion of 3,750,000 shares of Series A preferred stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 178,572 shares of common stock issuable upon conversion of 625,000 shares of Series B preferred stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 275,134 shares of common stock issuable upon the conversion of 962,964 shares of Series D preferred stock owned by Eos Partners SBIC II, L.P. that are convertible within 60 days of July 31, 2003. Eos Partners SBIC II, L.P. is deemed to beneficially own 100% of the voting power of the Series A preferred stock and the Series D preferred stock and 94% of the voting power of the Series B preferred stock.

(4)	Includes 224,128 shares of common stock issuable upon the exchange of warrants to purchase 351,474 shares of our common stock and 24,202 shares of common stock issuable upon the exchange of warrants to purchase four shares of our Series E preferred stock.

(5)	Includes 100,000 shares of common stock held by The Fletcher J. McCusker GRAT.

(6)	Includes 8,572 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003.

(7)	Includes 11,429 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003.

(8)

Includes 1,318,682 shares of common stock issuable upon the conversion of 3,750,000 shares of Series A preferred Stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 178,572 shares of common stock issuable upon the conversion of 625,000 shares of Series B preferred stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 275,134 shares of common stock issuable upon the conversion of 962,964 shares of Series D preferred stock owned by Eos Partners SBIC II, L.P. that are convertible within 60 days of July 31, 2003. Mr. First is a managing director of Eos Partners, L.P., which is the ultimate owner of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. Mr. First is deemed to beneficially own 100% of the voting power of Series A preferred stock and Series D preferred stock and 94% of the voting power of Series B preferred stock. Mr. First disclaims beneficial ownership of the shares of common stock beneficially owned by Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.

(9)	Includes 13,393 shares of common stock and 18,750 shares of common stock issuable upon the conversion of a promissory note that is convertible within 60 days of July 31, 2003 held by the Geringer Family Trust. Mr. Geringer shares voting and investment power over the securities held by the Geringer Family Trust.

(10)	Includes 12,385 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003.

(11)	Includes 6,670 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003. Includes 10,715 shares of common stock issuable upon the conversion of 37,500 shares of Series B preferred stock owned by Mr. Singleton and his wife, that are convertible within 60 days of July 31, 2003. Mr. Singleton and his wife are deemed to beneficially own 6% of the voting power of Series B preferred stock.

(12)	Includes 1,318,682 shares of common stock issuable upon the conversion of 3,750,000 shares of Series A preferred Stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 178,572 shares of common stock issuable upon the conversion of 625,000 shares of Series B preferred stock owned by Eos Partners SBIC, L.P. that are convertible within 60 days of July 31, 2003. Includes 275,134 shares of common stock issuable upon the conversion of 962,964 shares of Series D preferred stock owned by Eos Partners SBIC II, L.P. that are convertible within 60 days of July 31, 2003. Mr. Young is the general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc., and Eos SBIC II, Inc. Mr. Young is the chairman of Eos SBIC, Inc., which is the managing general partner of Eos SBIC General, L.P., which is the general partner of Eos Partners SBIC, L.P. Mr. Young is also chairman of Eos SBIC II, Inc., which is the managing general partner of Eos SBIC General II, L.P., which is the general partner of Eos Partners SBIC II, L.P. Mr. Young is deemed to beneficially own 100% of the voting power of Series A preferred stock and Series D preferred stock and 94% of the voting power of Series B preferred stock.

(13)	Includes 477 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003.

(14)	Includes 9,410 shares of our common stock issuable upon conversion of $65,864 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(15)	Includes 30,001 shares of our common stock issuable upon conversion of $210,001 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(16)	Includes 9,410 shares of our common stock issuable upon conversion of $65,864 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(17)	Includes 6,411 shares of our common stock issuable upon the cashless exercise of warrants.

(18)	Includes 41,672 shares of our common stock issuable upon the cashless exercise of warrants.

(19)	Includes 20,530 shares of our common stock issuable upon the cashless exercise of warrants.

(20)	Includes 9,410 shares of our common stock issuable upon conversion of $65,864 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(21)	Includes 12,914 shares of our common stock issuable upon conversion of $90,398 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(22)	Includes 1,726 shares of our common stock issuable upon conversion of $10,267 in principal amount of our convertible notes at a conversion price of $5.95 per share.

(23)	Includes 168,096 shares of common stock issuable upon the exchange of warrants to purchase 263,605 shares of our common stock and 18,152 shares of common stock issuable upon the exchange of warrants to purchase three shares of our Series E preferred stock. An affiliate of Petra Mezzanine Fund served as a member of our board of directors from March 2002 until August 2003.

(24)	Includes 56,514 shares of our common stock issuable upon conversion of $395,593 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(25)	Includes 56,514 shares of our common stock issuable upon conversion of $395,593 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(26)	Includes 9,410 shares of our common stock issuable upon conversion of $65,864 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(27)	Includes 2,086 shares of our common stock issuable upon conversion of $14,602 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(28)	Includes 25,828 shares of our common stock issuable upon conversion of $180,796 in principal amount of our convertible notes at a conversion price of $7.00 per share.

(29)	Includes 1,318,682 shares of common stock issuable upon conversion of 3,750,000 shares of Series A preferred stock that are convertible within 60 days of July 31, 2003; 178,572 shares of common stock issuable upon conversion of 662,500 shares of Series B preferred stock that are convertible within 60 days of July 31, 2003; and 275,134 shares of common stock issuable upon the conversion of 962,964 shares of Series D preferred stock that are convertible within 60 days of July 31, 2003. Includes 39,533 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 31, 2003. Includes 18,750 shares of our common stock issuable upon the conversion of a promissory note that is convertible within 60 days of July 31, 2003.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock assumes the adoption of our new amended and restated certificate of incorporation and our new amended and restated bylaws, which will become effective upon the consummation of this offering. Throughout this description, we often refer to our new amended and restated certificate of incorporation as our certificate of incorporation and our new amended and restated bylaws as our bylaws, and we summarize the material terms of our common stock as though the certificate of incorporation and bylaws were presently in effect. Our certificate of incorporation will provide that our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of July 31, 2003, after giving effect to (i) the conversion of all outstanding Series A preferred stock, Series B preferred stock and Series D preferred stock into our common stock, (ii) the exchange of our mezzanine lenders’ Series E preferred stock warrants and common stock purchase warrants for shares of our common stock, (iii) the exercise of all other outstanding warrants, and (iv) the conversion or redemption of all outstanding convertible promissory notes, there were 4,701,338 shares of our common stock outstanding and no shares of preferred stock outstanding. As of the date of this prospectus, there were 38 holders of record of our common stock.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our board of directors. Our common stockholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Upon the consummation of this offering and the termination of the amended and restated stockholders’ agreement, our common stockholders will have no preemptive rights to purchase shares of our stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred stock

Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of such preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Upon the consummation of this offering, all outstanding preferred stock will be converted or cancelled.

Warrants

As of the date of this prospectus, excluding our mezzanine lenders’ warrants which will be exchanged for 434,578 shares of our common stock upon consummation of this offering, we had warrants outstanding to purchase an aggregate of 106,152 shares of our common stock at an average weighted exercise price of $4.24 per share, all of which are vested and presently exercisable. All of these warrants to purchase shares of our common stock are expected to be exercised pursuant to certain cashless exercise provisions for an aggregate total of 68,613 shares of our common stock upon the consummation of this offering.

Options

We have outstanding options to purchase 301,166 shares of our common stock of which 178,231 are vested and presently exercisable or will become exercisable within 60 days after the date of this prospectus. We have reserved 500,000 shares of our common stock for issuance under our 2003 stock option plan. No options have been granted under our 2003 stock option plan.

Stockholders’ agreement

We entered into an amended and restated stockholders’ agreement dated March 1, 2002 with certain of our stockholders. Under the stockholders’ agreement, if a stockholder proposes to transfer his or its shares of our common stock to a third party buyer, other stockholders who are parties to the stockholders’ agreement may require that the third party buyer purchase a pro-rata portion of such other stockholder’s shares of our common stock. If our board of directors and the owners of a majority of our Series A preferred stock, Series B preferred stock and Series D preferred stock, voting as a single class, approve a sale of our company, subject to certain conditions, such majority preferred stockholders may require the remaining stockholders who are parties to the stockholders’ agreement to approve the proposed sale and, if applicable, to sell all of their shares on the same terms and for the same price as our board of directors and the majority preferred stockholders have agreed. These provisions will terminate upon the consummation of this offering of our common stock.

Effects of authorized but unissued stock

Upon consummation of this offering, there will be 40,000,000 authorized shares of our common stock, of which 32,298,662 will be unissued and available for future issuance, and 10,000,000 shares of preferred stock authorized and available for our future issuance without stockholder approval. Of the shares of our common stock available for future issuance, 301,166 shares have been reserved for issuance upon exercise of outstanding options and 500,000 shares have been reserved for issuance upon exercise of options available for future grant under our 2003 stock option plan.

Shares of our common stock and preferred stock available for future issuance may be utilized for a variety of corporate purposes, including facilitating acquisitions or public offerings to raise additional capital. We do not currently have any plans to issue additional shares of our common stock or preferred stock, other than shares of our common stock issuable pursuant to options granted under our 1997 stock option and incentive plan and our 2003 stock option plan.

Anti-takeover considerations and special provisions of Delaware law, our certificate of incorporation and our bylaws

Delaware anti-takeover law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15.0% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10.0% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Classified board of directors.    Our certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause. These provisions in our certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

Meetings of stockholders.    Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by either the chairman of the board, the board of directors, or our president and shall be called by the chairman of the board, our president or our secretary upon written request of stockholders holding at least 50.0% of our outstanding shares entitled to vote at such meeting.

Filling of board vacancies.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office.

Amendment of the bylaws.    Our bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our bylaws which has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a majority of the voting power of our then outstanding shares of capital stock entitled to vote at any duly convened annual or special meeting of the stockholders, in addition to any other approval which is required by law, the certificate of incorporation, bylaws or otherwise.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. Our certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. Prior to the consummation of this offering, we intend to obtain directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer agent and registrar

We retained SunTrust Bank, Inc. as the transfer agent and registrar for our common stock.

Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PRSC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the consummation of this offering, we will have 7,701,338 outstanding shares of our common stock, assuming conversion of our preferred stock into shares of our common stock, exercise or exchange of all outstanding warrants to purchase shares of our common stock, conversion of all outstanding convertible promissory notes (other than the portion which will be redeemed in connection with this offering) and no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of our common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which are summarized below. Subject to the lock-up agreements described below and other lock-up agreements and the provisions of Rule 144, additional shares will be available for sale in the public market as described below.

Lock-up agreements

Subject to certain limited exceptions, we have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of SunTrust Capital Markets, Inc. In addition, each of our executive officers, directors and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of our common stock for a period of 180 days after the date of this prospectus, other than as a bona fide gift, without the prior written consent of SunTrust Capital Markets, Inc. This consent may be given at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us or any of our executive officers or trustees releasing us or them from these lock-up agreements prior to the expiration of the 180 day period.

Registration rights agreement

On March 1, 2002, we entered into an amended and restated registration rights agreement with investors who own or have the right to purchase or otherwise acquire shares of our common stock, which is being amended in connection with this offering, pursuant to this agreement we granted to the investors demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the investors, and to cause the registration statement to become effective. The registration rights agreement also grants “piggyback” registration rights permitting investors to include their registrable securities in a registration of securities by us. Generally, under the registration rights agreement, we will pay the expenses of these registrations.

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, who beneficially owned restricted shares for at least one year following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the number of shares of our common stock then outstanding, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to certain manner of sale provisions and notice requirements and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who beneficially owned the shares proposed to be sold for at least two years following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock options

We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and our common stock issued or issuable under our 1997 stock option and incentive plan and 2003 stock option plan. Shares of our common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, subject in certain cases, to the 180 day lock-up period.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement among us, each of the selling stockholders and each of the underwriters named below, dated             , 2003, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock indicated in the following table.

Underwriters	Number of shares
SunTrust Capital Markets, Inc.
Jefferies & Company, Inc.
Avondale Partners, LLC

4,300,000

The underwriters have advised us that they propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $             per share to other brokers and dealers.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares of our common stock.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Avondale Partners, LLC, an underwriter of this offering, provided financial advisory services to Camelot Care Corporation in connection with the sale of Camelot to us. Avondale Partners received a fee in connection with rendering such services on or about the date such sale closed, March 1, 2002. In addition, two employees of Avondale Partners hold indirectly minority equity interests, as limited partners, in Harbinger Mezzanine Partners, L.P., one of our principal stockholders. These interests collectively amount to less than one percent of the total outstanding equity interests of the partnership. Harbinger is one of our mezzanine lenders (this mezzanine loan will be repaid with proceeds of this offering) and a holder of warrants to purchase shares of our common stock that are being exchanged in connection with this offering for 248,330 shares of our common stock. Of the 248,330 shares of common stock to be received in exchange for these warrants, 224,128 will be sold in this offering as part of the selling stockholders’ shares.

Underwriting discount and expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Per share	Total, without over-allotment	Total, with over-allotment
Underwriting discount to be paid to the underwriters by us	$	$	$
Underwriting discount to be paid to the underwriters by the selling stockholders	$	$	$

We will pay all expenses of the offering that we incur. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $2.9 million. This estimate includes expenses of the underwriters that we have agreed to reimburse.

Over-allotment option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 645,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of our common stock approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect of any of these liabilities.

Stabilization, short positions and penalty bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations among us and the underwriters. Among the primary factors to be considered in determining the initial public offering price are:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	the present stage of our development;

•	the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential and earnings prospects.

Quotation on the Nasdaq National Market

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PRSC.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Blank Rome LLP. Certain legal matters in connection with shares of common stock offered in this prospectus will be passed upon for the underwriters by Bass, Berry & Sims PLC.

EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of The Providence Service Corporation at December 31, 2002 and at June 30, 2002 and 2001, and for the six months ended December 31, 2002 and for each of the three years in the period ended June 30, 2002 and the consolidated financial statements of Camelot Care Corporation at March 1, 2002 and December 31, 2001 and for the period from January 1, 2002 through March 1, 2002 and for the year ended December 31, 2001 and the financial statements of Cypress Management Services, Inc. at December 31, 2002 and for the year ended December 31, 2002, as set forth in their reports. We have included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The Camelot Care Corporation consolidated financial statements at December 31, 2000, and for the year then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expressed an unqualified opinion and included an explanatory paragraph referring to the restatements discussed in Note 11 and Note 12), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THE PROVIDENCE SERVICE CORPORATION

Audited Financial Statements:

Report of Independent Auditors	F-3
Consolidated Balance Sheets at December 31, 2002, June 30, 2002 and 2001	F-4
For each of the three years in the period ended June 30, 2002 and for the six month periods ended December 31, 2002 and 2001:
Consolidated Statements of Operations	F-5
Consolidated Statements of Stockholders’ Deficit	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets at June 30, 2003 and December 31, 2002	F-26
Unaudited Condensed Consolidated Statements of Income for the three and six months ended June 30, 2003 and 2002	F-27
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2002	F-28
Notes to Condensed Consolidated Financial Statements	F-29

THE PROVIDENCE SERVICE CORPORATION—PRO FORMA FINANCIAL INFORMATION

Pro forma Condensed Consolidated Financial Information	F-35
Pro forma Condensed Consolidated Statement of Operations for the six month period ended December 31, 2002	F-36
Pro forma Condensed Consolidated Statement of Operations for the year ended June 30, 2002	F-37
Notes to Pro forma Condensed Consolidated Financial Information	F-38

CAMELOT CARE CORPORATION

Report of Independent Auditors	F-41
Consolidated Balance Sheets at March 1, 2002 and December 31, 2001	F-42
For the period from January 1, 2002 through March 1, 2002 and the year ended December 31, 2001:
Consolidated Statement of Operations	F-43
Consolidated Statement of Stockholders’ Equity	F-44
Consolidated Statement of Cash Flows	F-45
Notes to Consolidated Financial Statements	F-46

CAMELOT CARE CORPORATION

Report of Independent Auditors	F-56
Consolidated Balance Sheet at December 31, 2000	F-57
For the year ended December 31, 2000:
Consolidated Statement of Operations	F-58
Consolidated Statement of Stockholders’ Equity	F-59
Consolidated Statement of Cash Flows	F-60
Notes to Consolidated Financial Statements	F-61

CYPRESS MANAGEMENT SERVICES, INC.

Report of Independent Auditors	F-73
Balance Sheet at December 31, 2002	F-74
For the year ended December 31, 2002:
Statement of Income	F-75
Statement of Stockholder’s Equity	F-76
Statement of Cash Flows	F-77
Notes to Financial Statements	F-78

Consolidated Financial Statements

The Providence Service Corporation

Years ended June 30, 2002, 2001, and 2000 and periods ended December 31, 2002 and 2001 (Unaudited)

Report of Independent Auditors

Board of Directors

The Providence Service Corporation

We have audited the accompanying consolidated balance sheets of The Providence Service Corporation as of June 30, 2001, 2002, and December 31, 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended June 30, 2002 and for the six-month period ended December 31, 2002. Our audits also included the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Providence Service Corporation at June 30, 2001, 2002, and December 31, 2002, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2002 and for the six-month period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001 the Company changed its method of accounting for goodwill.

/s/    Ernst & Young LLP

Houston,	Texas
May	19, 2003

The Providence Service Corporation

Consolidated Balance Sheets

	June 30		December 31 2002
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$691,439	$761,406	$1,019,171
Accounts receivable, net of allowance of $109,000, $142,000, and $80,000	3,807,216	6,150,776	6,227,244
Management fee receivable	299,885	1,172,704	1,454,835
Prepaid expenses	109,561	349,022	241,868
Deferred tax asset	—	550,000	627,929
Other	19,522	121,490	7,969

Total current assets	4,927,623	9,105,398	9,579,016
Property and equipment, net	800,582	1,072,314	1,118,553
Note receivable from not-for-profit affiliate	461,342	461,342	461,342
Goodwill	1,374,235	12,192,867	12,187,923
Intangible assets, net	—	366,700	347,400
Other assets	383,275	845,914	1,099,302

Total assets	$7,947,057	$24,044,535	$24,793,536

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$892,678	$1,943,784	$1,613,289
Accrued expenses	2,024,819	3,293,258	4,085,228
Current portion of capital lease obligations	193,164	173,206	114,230
Current portion of long-term obligations	1,536,679	3,468,842	3,571,258

Total current liabilities	4,647,340	8,879,090	9,384,005
Capital lease obligations, less current portion	170,759	13,120	87,269
Long-term obligations, less current portion	622,564	10,989,728	10,743,369
Put warrant obligation	—	—	3,569,238
Mandatorily redeemable convertible preferred stock	5,072,573	5,458,973	5,652,173

Stockholders’ deficit:
Common stock, $.001 par value:
Class A: Authorized 26,214,807 shares; issued and outstanding 1,530,000, 1,887,147, and 2,029,053	1,530	1,887	2,029
Class B: Authorized 5,600,000 shares; none issued and outstanding	—	—	—
Additional paid-in capital	422,285	734,428	2,300,822
Accumulated deficit	(2,871,432)	(1,914,129)	(6,826,807)

	(2,447,617)	(1,177,814)	(4,523,956)
Less 135,501 treasury shares, at cost	118,562	118,562	118,562

Total stockholders’ deficit	(2,566,179)	(1,296,376)	(4,642,518)

Total liabilities and stockholders’ deficit	$7,947,057	$24,044,535	$24,793,536

See accompanying notes.

The Providence Service Corporation

Consolidated Statements of Operations

	Year ended June 30			Six-month period ended December 31
	2000	2001	2002	2001	2002
				(Unaudited)
Revenues:
Home and community based services	$17,498,104	$24,571,750	$27,709,114	$13,434,647	$15,625,125
Foster care services	—	—	3,501,621	—	5,799,479
Management fees	142,366	98,566	1,616,162	364,000	1,314,930

	17,640,470	24,670,316	32,826,897	13,798,647	22,739,534

Operating expense:
Client service expense	16,647,301	21,619,275	27,847,964	12,151,550	20,145,113
General and administrative expense	1,609,089	1,779,714	2,868,626	1,044,481	2,495,359
Depreciation and amortization	237,621	365,107	480,633	137,924	361,328
Goodwill amortization	82,899	160,899	—	—	—

Total operating expenses	18,576,910	23,924,995	31,197,223	13,333,955	23,001,800

Operating income (loss)	(936,440)	745,321	1,629,674	464,692	(262,266)

Other (income) expense:
Interest expense, net	158,362	336,002	755,179	132,682	837,282
Put warrant accretion	—	—	—	—	3,569,238
Equity in earnings of unconsolidated affiliate	—	—	(214,748)	(96,534)	(128,916)

Income (loss) before income taxes	(1,094,802)	409,319	1,089,243	428,544	(4,539,870)
(Benefit) provision for income taxes	—	15,195	(254,460)	(127,230)	179,608

Net income (loss)	(1,094,802)	394,124	1,343,703	555,774	(4,719,478)
Preferred stock dividends	—	242,573	386,400	193,200	193,200

Net income (loss) available to common stockholders	$(1,094,802)	$151,551	$957,303	$362,574	$(4,912,678)

Earnings (loss) per common share:
Basic	$(.65)	$.09	$.53	$.22	$(2.42)

Diluted	$(.65)	$.09	$.35	$.16	$(2.42)

Weighted-average number of common shares outstanding:
Basic	1,671,906	1,671,906	1,791,280	1,671,906	2,029,053
Diluted	1,671,906	1,671,906	3,496,072	3,179,873	2,029,053

See accompanying notes.

The Providence Service Corporation

Consolidated Statements of Stockholders’ Deficit

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount			Shares	Amount
Balance at June 30, 1999	1,530,000	$1,530	$422,285	$(1,928,181)	—	$—	$(1,504,366)
Purchase of treasury stock	—	—	—	—	135,500	(118,562)	(118,562)
Net loss	—	—	—	(1,094,802)	—	—	(1,094,802)

Balance at June 30, 2000	1,530,000	1,530	422,285	(3,022,983)	135,500	(118,562)	(2,717,730)
Preferred stock dividends	—	—	—	(242,573)	—	—	(242,573)
Net income	—	—	—	394,124	—	—	394,124

Balance at June 30, 2001	1,530,000	1,530	422,285	(2,871,432)	135,500	(118,562)	(2,566,179)
Preferred stock dividends	—	—	—	(386,400)	—	—	(386,400)
Common stock issued in connection with acquisition of business	357,147	357	312,143	—	—	—	312,500
Net income	—	—	—	1,343,703	—	—	1,343,703

Balance at June 30, 2002	1,887,147	1,887	734,428	(1,914,129)	135,500	(118,562)	(1,296,376)
Common stock issuance to employees	141,906	142	1,418,908	—	—	—	1,419,050
Stock compensation	—	—	147,486	—	—	—	147,486
Preferred stock dividends	—	—	—	(193,200)	—	—	(193,200)
Net loss	—	—	—	(4,719,478)	—	—	(4,719,478)

Balance at December 31, 2002	2,029,053	$2,029	$2,300,822	$(6,826,807)	135,500	$(118,562)	$(4,642,518)

See accompanying notes.

The Providence Service Corporation

Consolidated Statements of Cash Flows

	Year ended June 30			Six-month period ended December 31
	2000	2001	2002	2001	2002
				(Unaudited)
Operating activities
Net income (loss)	$(1,094,802)	$394,124	$1,343,703	$555,774	$(4,719,478)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	320,520	525,905	480,633	137,924	361,328
Noncurrent accrued interest	17,815	—	—	—	—
Deferred income taxes	1,648	—	(300,000)	(127,230)	136,071
Equity in earnings of unconsolidated affiliate	—	—	(214,748)	(96,534)	(128,916)
Stock compensation	—	—	—	—	1,566,536
Put warrant accretion	—	—	—	—	3,569,238
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade accounts receivable, net	(1,435,722)	(906,561)	(666,553)	28,562	(76,468)
Management fee receivable	—	(214,187)	(910,506)	10,826	(217,026)
Prepaid expenses	(21,880)	(40,260)	(149,519)	(51,725)	107,154
Other assets	(129,032)	(257,219)	(88,115)	(108,830)	30,569
Accounts payable	882,337	(404,726)	449,549	(208,070)	(330,495)
Accrued expenses	589,029	445,576	(141,037)	(133,880)	582,914

Net cash provided by (used in) operating activities	(870,087)	(457,348)	(196,593)	6,817	881,427
Investing activities
Purchase of property and equipment	(432,906)	(144,290)	(224,939)	(110,908)	(115,502)
Proceeds from sale-leaseback	362,301	81,803	—	—	—
Acquisition of businesses, net of cash acquired	(80,000)	—	(7,778,908)	—	—
Payment for noncompete agreement	(40,959)	—	—	—	—
Distributions received from unconsolidated affiliate	—	—	146,500	84,500	128,000

Net cash (used in) provided by investing activities	(191,564)	(62,487)	(7,857,347)	(26,408)	12,498
Financing activities
Net proceeds/(payments) on revolver	—	1,064,540	1,927,592	168,240	(46,712)
Payments of capital leases	(56,760)	(140,370)	(177,597)	(81,543)	(103,212)
Repayments of long-term debt	(259,874)	(124,121)	(128,265)	(12,381)	(129,367)
Proceeds from long-term debt	—	—	7,000,000	12,792	—
Proceeds from issuance of preferred stock	1,300,000	—	—	—	—
Purchase of treasury shares	(118,562)	—	—	—	—
Debt financing cost	—	—	(497,823)	(205)	(327,500)
Public offering costs	—	—	—	—	(29,369)

Net cash provided by (used in) financing activities	864,804	800,049	8,123,907	86,903	(636,160)

Net change in cash	(196,847)	280,214	69,967	67,312	257,765
Cash at beginning of period	608,072	411,225	691,439	691,439	761,406

Cash at end of period	$411,225	$691,439	$761,406	$758,751	$1,019,171

Supplemental cash flow information
Cash paid for interest	$204,259	$361,275	$724,225	$173,521	$795,727

Notes payable issued for acquisition	$—	$—	$3,500,000	$—	$—

Common stock issued for acquisition	$—	$—	$312,500	$—	$—

Acquisition of property and equipment under capital lease	$361,726	$81,803	$—	$—	$118,385

See accompanying notes.

The Providence Service Corporation

Notes to Consolidated Financial Statements

December 31, 2002

1.    Summary of Significant Accounting Policies and Description of Business

Description of Business

The Providence Service Corporation (the “Company”) is a privatization company specializing in alternatives to institutional care. The Company responds to governmental privatization initiatives in adult and juvenile justice, corrections, social services, welfare systems, and education by providing home-based and community-based counseling services to at-risk families and children. These human services are purchased primarily by state, city, and county levels of government, and are delivered under contracts ranging from capitation to fee-for-service arrangements. The Company also contracts with not-for-profit organizations to provide management services for a fee. The Company operates primarily in Arizona, Florida, Illinois, Indiana, Maine, Michigan, Nebraska, New Mexico, North Carolina, Oklahoma, Ohio, South Carolina, Tennessee, Texas, Virginia, and West Virginia.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Contracts with governmental agencies and not-for-profit subrecipients of governmental agencies accounted for approximately 93%, 92%, 93%, and 90% of the Company’s revenue for the fiscal years ended June 30, 2000, 2001, and 2002 and for the six-month period ended December 31, 2002, respectively.

The Company evaluates the collectibility of accounts receivable on a monthly basis and determines the appropriate reserve for doubtful accounts based upon specific identification of individual accounts and review of aging trends. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligation, a specific reserve for bad debts is recorded to reduce the net recognized receivable to the amount the Company reasonably expects to collect. If the financial condition of customers were to deteriorate, additional reserves may be required. The Company’s write-off experience for fiscal years 2000, 2001, and 2002 and for the six-month period ended December 31, 2002 was less than 1% of revenue.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments. The fair value of the Company’s long-term obligations is estimated based on interest rates for the same or similar debt offered to the Company having same or similar remaining maturities and collateral requirements. The carrying amount of the long-term obligations approximates their fair value at June 30, 2001, 2002 and December 31, 2002.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to earnings when they are incurred. Upon the disposition of any asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Summary of Significant Accounting Policies and Description of Business—(continued)

Impairment of Long-Lived Assets

Long-lived assets, including goodwill prior to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Subsequent to the adoption of SFAS No. 142, goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if circumstances indicate potential impairment by applying a fair value based test.

Deferred Financing Costs

The Company defers certain expenses incurred in connection with its long-term obligations and amortizes them over the term of the respective agreements. Deferred financing costs, net of amortization, totaled $196,000, $556,000, and $545,000 at June 30, 2001, 2002 and December 31, 2002, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Revenue Recognition

Revenues are recognized at the time services are rendered, at the contractual rates stated in the Company’s contracts with governmental agencies, managed care companies, insurance companies, and management agreements with not-for-profit organizations, and collection of such amounts are considered to be probable. Revenues related to services paid for directly by the client or the client’s family are recognized as revenues at the time services are rendered, at established billing rates, and collection of such amounts are considered to be probable.

The Company provides services under one contract pursuant to which it receives a predetermined amount per month for a specified number of eligible beneficiaries. Under this contract, known as a case rate contract, the Company receives the established rate regardless of the level of services provided to the beneficiary during the month and thus recognizes this contractual rate as revenue on a monthly basis. A case rate contract differs from a fee-for-service contract because under a fee-for-service arrangement, the Company’s fees vary with the level of individual service provided. To the extent the Company provides services under its case rate contract that exceed the contracted revenue amounts, the Company negotiates with the payer to bill the payer for the additional services. While, to date, the payer under this case rate contract has reimbursed the Company for all such excess cost amounts, the payer has no ongoing legal obligation to do so under the contract. Consequently, the Company does not recognize these excess cost amounts as amounts received in excess of contracted rates or revenue until the payer actually reimburses the Company for such excess cost amounts or enters into an agreement contractually committing it to pay the particular amount recognized and the collection of such amount is determined to be probable. For the years ended June 30, 2000, 2001 and 2002 and the six months ended December 31, 2002, the Company incurred costs relating to its case rate contract of $5,912,421, $5,227,630, $6,777,917 and $4,280,433, respectively, and recognized revenues relating to its case rate contract of $5,838,476, $5,885,753, $6,597,498 and $3,581,761, respectively, of which $0, $0, $750,000 and $132,000, respectively, represented amounts received by the Company in excess of our contracted monthly rate amounts.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Summary of Significant Accounting Policies and Description of Business—(continued)

The Company maintains management agreements with certain not-for-profit organizations. Pursuant to these agreements, the Company is responsible for the day-to-day management and operations of these organizations. Additionally, these agreements provide for the Company to provide working capital, and to the extent necessary, operating funds to these organizations. The Company recognizes management fee revenues for these contracts based on a percentage of the respective organization’s monthly revenues. Additionally, these agreements contain a provision which permits the Company to earn bonuses depending upon the operating results of each organization. These bonuses are recognized as revenue when they are approved and authorized by the respective organization’s board of directors and collection of such amount is determined to be probable. Historically, the Company has assessed the likelihood that such management fees may be required to be returned to meet the funding commitments discussed above over the average duration of the organizations’ existing contracts with its customers. If the likelihood has been other than remote, the Company defers the recognition of all or a portion of the management fees received. To the extent that the Company has been required to provide funding to these not-for-profit organizations to fund losses from the operations of these organizations, these amounts are recorded as a reduction of management fee revenues and recognized as management fee revenues when the amounts are ultimately collected from the operating income of the not for profit organizations. The Company had no loans outstanding and no deferred revenue at June 30, 2000, 2001 or 2002 or at December 31, 2002.

Under one management agreement the Company’s management fee is based on a fixed amount per enrolled member served by the not-for-profit organization and its network of providers. The Company records this management fee on a monthly basis based on the contractual fixed amount per enrolled member.

Income Taxes

Deferred income taxes are determined by the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Summary of Significant Accounting Policies and Description of Business—(continued)

Stock Compensation Arrangements

The Company follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The following table reflects net income (loss) and earnings (loss) per share had the Company’s stock options been accounted for using the fair value method under SFAS No. 123, Accounting for Stock Based Compensation.

	Year ended June 30			Six-month period ended December 31 2002
	2000	2001	2002
Net income (loss) as reported	$(1,094,802)	$394,124	$1,343,703	$(4,719,478)
Add—Recorded stock compensation	—	—	—	1,566,536
Less—Estimated fair value of stock options assumed vested during the period, net of federal income tax benefit	—	—	—	1,575,126

Adjusted net income (loss)	$(1,094,802)	$394,124	$1,343,703	$(4,728,068)

Earnings (loss) per share:
Basic—as reported	$(.65)	$.09	$.53	$(2.42)

Basic—as adjusted	$(.65)	$.09	$.53	$(2.33)

Diluted—as reported	$(.65)	$.09	$.35	$(2.42)

Diluted—as adjusted	$(.65)	$.09	$.35	$(2.33)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on July 1, 2002, and the adoption had no impact on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities, which addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe the adoption of this standard will have a material impact on the Company’s financial position or results of operations.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or Interpretation No. 46. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but this guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Although management believes Interpretation No. 46 does not apply to the Company’s relationships with certain not-for-profit organizations, it has not yet completed its analysis of the impact of Interpretation No. 46 on other arrangements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 provides requirements for classification and measurement of certain types of financial instruments, such as mandatorily redeemable shares, put options and forward purchase contracts, and obligations that can be settled with shares. Most of the provisions in this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the interim period after June 15, 2003. Management does not believe the adoption of this standard will have a material impact on the Company’s financial position or results of operations.

Segment Disclosures

The Company, through its operating companies or through companies it manages, provides home and community based counseling, foster care, and provider network services to at risk families and children. For the reasons discussed below, all of the Company’s operating companies represent one reportable segment, under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company’s reportable segment.

The Company’s operating companies provide the same services to a common customer group, principally individuals and families. All of the operating companies follow the same operating procedures and methods in managing their operations and each operating company operates in a similar regulatory environment. The management of the Company evaluates performance and allocates resources based on the operating results of the individual operating companies.

2.    Goodwill—Adoption of SFAS No. 142

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually or more frequently if circumstances indicate potential impairment. The Company adopted SFAS No. 142 effective July 1, 2001. Accordingly, no goodwill amortization has been recorded subsequent to July 1, 2001. The Company completed a transitional goodwill impairment test upon the adoption of SFAS No. 142 as of July 1, 2001, and determined that the adoption of this provision of the new rules had no impact on the Company’s financial statements. The Company performed the first required annual impairment test as of June 30, 2002, and the test determined there was no goodwill impairment.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

2.    Goodwill—Adoption of SFAS No. 142—(continued)

The following information provides net income adjusted to exclude goodwill amortization expense:

	Year ended June 30
	2000	2001
Reported net income (loss)	$(1,094,802)	$394,124
Add back: Goodwill amortization	82,899	160,899

Adjusted net income (loss)	$(1,011,903)	$555,023

Adjusted basic and diluted earnings (loss) per share	$(.61)	$.19

Accumulated amortization for goodwill at June 30, 2001 was $404,000.

3.    Acquisitions

On March 1, 2002, the Company acquired 100% of the outstanding stock of Camelot Care Corporation for a cash payment of $6,500,000, 357,147 shares of the Company’s common stock, and $3,500,000 in promissory notes for a total purchase price of approximately $10,300,000. As a result of this acquisition, management believes that it has improved access to markets in Illinois, Tennessee, Florida, Nebraska, Ohio, Indiana, and Michigan, which allow the Company to leverage its existing operations and experience with other markets. As mentioned above, an aggregate of 357,147 shares of the Company’s common stock valued at $312,500 were exchanged in connection with this acquisition. The value of the 357,147 shares was based on management’s estimate of the fair value of the Company’s common shares.

This acquisition has been accounted for using the purchase method of accounting and the results of operations have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated to the assets and liabilities acquired based on an evaluation of their respective fair values. The excess of the purchase price over the fair value of the net identifiable assets has been allocated to goodwill.

The following represents the Company’s initial allocation of the purchase price:

Consideration:
Cash	$6,500,000
Notes	3,500,000
Common shares	312,500
Estimated costs of acquisition	496,000

$10,808,500

Allocated to:
Working capital	$(1,099,000)
Property and equipment	370,000
Other assets	83,000
Management contract	386,000
Goodwill	11,068,500

$10,808,500

The above goodwill is not expected to be tax deductible.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

3.    Acquisitions —(continued)

Changes in goodwill were as follows:

Balance at June 30, 2001	$1,374,235
Camelot Care Corporation acquisition	11,068,632
Subsequent recognition of certain Camelot Care Corporation deferred tax assets	(250,000)

Balance at June 30, 2002	12,192,867
Adjustment to estimated costs of Camelot Care Corporation acquisition	209,056
Subsequent recognition of certain Camelot Care Corporation deferred tax assets	(214,000)

$12,187,923

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if the acquisition had occurred on July 1, 2000. The pro forma information includes certain adjustments which give effect to interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on July 1, 2000.

	Year ended June 30
	2001	2002
Revenue	$45,733,000	$39,128,000
Net loss	$(2,052,000)	$(5,013,000)
Net loss available to common stockholders	$(2,294,000)	$(5,399,000)
Diluted earnings per share	$(1.13)	$(2.66)

4.    Detail of Certain Balance Sheet Accounts

Property and equipment consisted of the following:

	Estimated Useful Life	June 30		December 31 2002
		2001	2002
Land		$20,000	$20,000	$20,000
Building	39 years	327,187	327,187	327,187
Furniture and equipment	3-7 years	1,047,955	1,625,255	1,888,437

		1,395,142	1,972,442	2,235,624
Less accumulated depreciation		594,560	900,128	1,117,071

		$800,582	$1,072,314	$1,118,553

Accrued expenses consisted of the following:

	June 30		December 31 2002
	2001	2002
Accrued compensation	$1,244,269	$1,729,998	$1,687,818
Other	780,550	1,583,860	2,429,939

	$2,024,819	$3,313,858	$4,117,757

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

5.    Long-Term Obligations

The Company’s long-term obligations were as follows:

	June 30		December 31 2002
	2001	2002
$8,000,000 revolving note, prime plus 2.5% (effective interest rate of 6.75% at December 31, 2002), monthly interest only through November 2004, at which time the principal is due	$1,408,424	$3,336,016	$3,289,304

$7,000,000 secured term notes, 13.5% interest payable monthly with the principal due March 2007	—	7,000,000	7,000,000

8% unsecured convertible notes to former shareholders of acquired company, interest payable quarterly with the principal due March 2007	—	3,500,000	3,500,000

6% unsecured convertible notes to former shareholders of acquired company, interest payable quarterly with annual principal payments of approximately $100,000	499,612	385,568	264,680

Note payable to a bank, 9.5%, monthly interest and principal payments of $2,400 through March 2008, secured by land and building	237,966	231,811	228,541

Other	13,241	5,175	32,102

	2,159,243	14,458,570	14,314,627
Less current portion	1,536,679	3,468,842	3,571,258

	$622,564	$10,989,728	$10,743,369

Maturities of long-term obligations for the five fiscal years succeeding December 31, 2002 are $3,571,258 in 2003, $15,862 in 2004, $17,290 in 2005, $15,056 in 2006, $10,500,000 in 2007, and $195,161 thereafter.

At December 31, 2002, available credit under the revolving note was approximately $3,600,000. The Company is required to pay a per annum unused facility fee of 1% for any unborrowed amounts under the line of credit.

On March 1, 2002, the Company’s loan agreement was amended to increase the available credit line under the revolver from $4,000,000 to $8,000,000. On November 6, 2002, the Company amended its loan agreement to extend the maturity date of its revolving note through November 2004. The revolver is primarily secured by the Company’s and certain of its affiliated not-for-profit entities’ accounts receivable and personal and intangible property. In connection with this increase in the revolver line of credit, the Company provided this lender with a warrant to purchase 42,328 shares of the Company’s common stock at an exercise price of $4.73 per share. These warrants expire in March 2012.

On March 1, 2002, the Company entered into a loan and security agreement for the $7,000,000 secured term notes. The notes are secured by accounts receivable and personal and intangible property of the Company and its affiliated not-for-profit entities. In connection with the issuance of these secured notes, the Company provided the lenders with warrants to purchase 615,080 shares of the Company’s common stock at an exercise price of $0.04 per share and 7 shares of Series E preferred stock at an exercise price of $0.01 per share (see Note 7).

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

5.    Long-Term Obligations—(continued)

These warrants expire in March 2012 and were estimated by management to have no fair value at the date of issuance.

If any portion of the secured term notes is outstanding on March 1, 2004 and if the Company’s consolidated EBITDA (as defined in the loan agreement) for the fiscal year ending June 30, 2003 is less than $6,000,000, such warrants may be increased to 859,159 shares of the Company’s common stock. Alternatively, if the secured term notes have been paid in their entirety prior to March 1, 2004, such warrants may be decreased to 392,224 shares of the Company’s stock.

If upon the earlier of a Liquidity Event (as defined in the loan agreement) or March 1, 2007, the fair market value of the number of shares issued to the secured term note holders is less than $4,200,000, the warrants shall be increased to a number of shares that would result in a fair market value of $4,200,000, but in no event more than 615,080 shares shall be issued.

In addition, the Company has issued to the secured term note holders a right and option to sell the Company (a put option) the shares issuable upon exercise of the warrants at the current fair market value. This right and option begins March 1, 2007 and continues for a period of five years thereafter. At December 31, 2002, the fair value of this put option was estimated to be approximately $3,569,000 and is reflected as put warrant obligation in the accompanying consolidated balance sheet.

As long as the secured term note holders hold warrants and at least $4,200,000 of the indebtedness evidenced by the secured term notes, one of the note holders is entitled to designate one member of the Company’s Board of Directors and shall be appointed as a member of any committee formed by the Board. Furthermore, the other note holder is entitled to send a representative to attend all meetings of the Board of Directors in a non-voting observation capacity.

The 6% and 8% unsecured convertible notes are convertible to common stock of the Company at a conversion rate of $5.95 and $7.00 per share, respectively, at the discretion of the lenders. Upon the consummation of an initial public offering, as defined, these notes are to be automatically converted into the Company’s common stock as if the holders exercised the above-mentioned conversion rights.

In connection with previous financing transactions in fiscal years 1999 and 2000, the Company provided these lenders with warrants to purchase 26,786, 10,582, and 26,456 shares of the Company’s common stock at exercise prices of $2.80, $4.73, and $4.73, respectively. These warrants expire in May 2009, July 2010, and December 2010, respectively. At December 31, 2002, the Company has reserved 1,549,277 shares of common stock for the conversion of the unsecured convertible notes and the outstanding warrants.

6.    Common Stock

The Company has two classes of authorized common stock, Class A Common Stock and Class B Common Stock. Other than as to voting rights, the Class A and Class B shares have identical rights.

Each outstanding share of Class A Common Stock is entitled to vote on each matter on which the stockholders of the Company are entitled to vote. The voting rights of each share of Class B Common Stock are primarily limited to the merger or consolidation of the Company and certain recapitalizations or reorganizations of the Company.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

7.    Preferred Stock

The Company’s authorized and issued shares of Preferred Stock are as follows:

	Authorized Shares	Issued Shares
Series A	3,750,000	3,750,000
Series B	1,250,000	662,500
Series C	2,592,593	—
Series D	2,592,593	962,964
Series E	7	—

	10,185,193	5,375,464

The Series A and B preferred shares are convertible, at the holder’s option, into shares of the Company’s Class A Common Stock at conversion prices defined by the Amended Certificate of Incorporation. The Series D preferred shares are convertible, at the holder’s option, into shares of the Company’s Class B Common Stock at conversion prices defined by the Amended Certificate of Incorporation or to Series C preferred shares. At December 31, 2002, the conversion price was $2.28 per share for the Series A Preferred Stock, $2.80 per share for the Series B Preferred Stock, and $4.73 per share for the Series D Preferred Stock. The Series C preferred shares are convertible, at the holder’s option, into Series D preferred shares. However, upon the consummation of a qualified public offering, as defined, each outstanding share of Preferred Stock shall be automatically converted into the Company’s common stock as if the holders exercised the above-mentioned conversion rights.

The Company is required to redeem all shares of Series A, B, C, and D Preferred Stock at the original issue price, plus all accrued but unpaid dividends, if any, on February 16, 2007. However, if certain subordinated debt obligations of the Company have been repaid, prepaid, or otherwise satisfied in full prior to such date, the Company is required to redeem all shares of Preferred Stock on the first day after the date of such repayment, under provisions in the Company’s Amended Certificate of Incorporation.

These preferred shares have voting rights equal to respective rights of the class of common shares on an as-if-converted basis and began earning annual cumulative dividends of 8% on November 15, 2000. Accrued preferred dividends totaling $822,173 are included in the preferred stock balance at December 31, 2002. Additionally, certain actions regarding the issuance of capital stock or debt of the Company require approval of at least 75% of the then outstanding shares of Series A, Series B, and Series C Preferred Stock. Furthermore, the holders of a majority of the shares of Series A, Series B, and Series C Preferred Stock, voting separately as one class, have the special and exclusive right to elect two directors to the Company’s Board of Directors.

In the event of a Liquidation, as defined in the Company’s Amended Certificate of Incorporation, the preferred shareholders have a Preferred Liquidation Preference equal to the sum of the Preferred Dividend Preference (all accrued dividends) and the Preferred Principle Preference (original issue price of the preferred shares). Following such preferred liquidation preferences, the preferred shares shall be convertible into common stock as previously described. Additionally, as discussed in Note 5, the Company has issued to the holders of the $7,000,000 secured term notes warrants to purchase the Company’s Series E Preferred Stock. Upon Liquidation, and the receipt of the Preferred Principle Preference by the holders of the Company’s Senior Preferred Stock (Series C and Series D Preferred Stock), the holders of the Series E Preferred Stock shall be entitled to receive their pro rata share of amounts distributed pursuant to the Preferred Principle Preference.

At December 31, 2002, the Company has reserved 1,328,571 shares of common stock for the conversion of the Series A Preferred Stock, 189,286 shares of common stock for the conversion of the Series B Preferred Stock, 740,741 shares of common stock for the conversion of the Series C Preferred Stock, and 740,741 shares of common stock for the conversion of the Series D Preferred Stock.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

8.    Earnings Per Share

The following table details the computation of basic and diluted earnings per share:

	Year ended June 30			Six-month period ended December 31
	2000	2001	2002	2001	2002
				(Unaudited)
Numerator:
Net income (loss)	$(1,094,802)	$394,124	$1,343,703	$555,774	$(4,719,478)
Preferred stock dividends	—	242,573	386,400	193,200	193,200

Numerator for basic earnings per share—income (loss) available to common shareholders	(1,094,802)	151,551	957,303	362,574	(4,912,678)
Effect of dilutive securities:
Preferred stock dividends	—	—	282,400	141,200	—

Numerator for diluted earnings per share—income (loss) available to common shareholders after assumed conversions	$(1,094,802)	$151,551	$1,239,703	$503,774	$(4,912,678)

Denominator:
Denominator for basic earnings per share—weighted-average shares	1,671,906	1,671,906	1,791,280	1,671,906	2,029,053
Effect of dilutive securities:
Preferred stock conversion	—	—	1,507,967	1,507,967	—
Warrants	—	—	196,825	—	—

Dilutive potential common shares	—	—	1,704,792	1,507,967	—

Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversion	1,671,906	1,671,906	3,496,072	3,179,873	2,029,053

Basic earnings per share	$(.65)	$.09	$.53	$.22	$(2.42)

Diluted earnings per share	$(.65)	$.09	$.35	$.16	$(2.42)

For all periods presented, all of the employee options to purchase shares of common stock at exercise prices of $3.50, $4.73, and $7.00, and warrants to purchase 26,786, 10,296, and 26,455 shares of common stock at $2.80, $4.73, and $4.73 were not included in the computation of diluted earnings per share as the exercise price of these securities was greater then the estimated fair value of the common shares and, therefore, the effect of these options and warrants would be antidilutive. For the fiscal year ended June 30, 2002 and the six-month period ended December 31, 2002, warrants to purchase 42,328 shares of common stock at $4.73 were also not included in the dilutive calculation as the effect would be antidilutive.

For the fiscal year ended June 30, 2000 and 2001 and for the six-month period ended December 31, 2002, all series of the convertible preferred stock and for the fiscal year ended June 30, 2002, Series D of the convertible preferred stock were not included in the computation of diluted earnings per share as the effect of these preferred shares would be antidilutive. For the fiscal year ended June 30, 2000, 2001, and 2002 and the

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

8.    Earnings Per Share—(continued)

six-month period ended December 31, 2002, the 6% unsecured convertible notes and for the fiscal year ended June 30, 2002 and for the six-month period ended December 31, 2002 the 8% unsecured convertible notes are not included in the computation of diluted earnings per share as the inclusion of such would be antidilutive. All components of the diluted calculation were antidilutive for the six-month period ended December 31, 2001.

As discussed in Note 5, under certain circumstances the Company may be required to increase or decrease the number of warrants provided to the secured term note holders. The effect of these potential changes has not been considered in the above computation of diluted earnings per share.

9.    Leases

The Company leases several buildings under noncancelable operating leases that expire in various years. The Company also leases certain office equipment and furniture under capital leases (cost of $714,673 and accumulated amortization of $502,433 at December 31, 2002, cost of $593,829 and accumulated amortization of $442,491 at June 30, 2002, and cost of $596,105 and accumulated amortization of $319,705 at June 30, 2001). Amortization of leased assets is included in depreciation and amortization expense.

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 2002:

	Capital Leases	Operating Leases
2003	$140,163	$2,493,367
2004	49,267	1,952,972
2005	44,302	1,314,243
2006	14,853	689,372
Thereafter	—	182,390

	248,585	$6,632,344

Less amounts attributable to interest	47,086

Present value of net minimum lease payments (including current portion of $114,230)	$201,499

Rent expense related to the operating leases was approximately $531,000, $732,000, $1,096,000, and $1,182,000, respectively, for fiscal years 2000, 2001, 2002, and for the six-month period ended December 31, 2002.

10.    Retirement Plan

The Company maintains a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code for virtually all employees. Under the plan, employees may elect to defer up to 15% of their compensation, subject to Internal Revenue Service limitations. The Company, at its discretion, may make a matching contribution to the plan. The Company’s contributions to the plan were $-0-, $-0-, and $36,000, respectively, for fiscal years 2000, 2001, and 2002, and $16,000 for the six-month period ended December 31, 2002.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

11.    Stock Option and Incentive Plan

The Company maintains a Stock Option and Incentive Plan (the “Plan”) which provides for the issuance of options to key employees and directors. The Plan authorizes the issuance of options to purchase up to an aggregate of 428,572 shares of common stock which become exercisable in cumulative annual increments of one-third of the total number of shares of common stock subject hereto, beginning on the date of grant. The Plan provides for the issuance of 142,857 options for one share of common stock at $3.50 per share, 142,857 options for one share of common stock at $4.73 per share, and 142,857 options for one share of common stock at $7.00 per share. All options expire ten years from the grant date. The Company has reserved 428,571 shares of common stock for the exercise of stock options under the Plan.

The following table summarizes the transactions of the Company’s Plan:

	Year ended June 30						Six-month period ended December 31
	2000		2001		2002		2002
	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices
Outstanding at beginning of period	134,708	$3.50	170,245	$3.78	235,443	$3.99	279,678	$4.10
Granted	46,000	.52	102,714	4.41	92,571	4.31	124,381	6.33
Exercised	—		—	—	—	—	—	—
Forfeited	(10,463)	.50	(37,516)	4.20	(48,336)	3.96	(97,143)	3.99

Outstanding at end of year	170,245	$3.78	235,443	$3.99	279,678	$4.10	306,916	$5.00

Exercisable at end of year	137,731	$3.68	159,919	$3.82	194,916	$3.99	167,331	$4.61

Weighted-average remaining contractual life		.7 yrs		7.9 yrs		7.6 yrs		8.5 yrs

Weighted-average fair value of options granted		$—		$—		$—		$5.11

Available for grant at end of year		115,470		50,271		6,036		121,656

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information regarding net income (loss) as if the Company had accounted for stock options granted under the fair value method. The fair value for these options was estimated at the date of grant using the “minimum value” method with the following weighted-average assumptions for fiscal year 2000, 2001, 2002, and for the six-month period ended December 31, 2002: risk-free interest rate of 5.86%, 5.67%, and 5.45%, and 4.83%, respectively, dividend yield of 0%, and a weighted-average expected life of the options of five years.

Had compensation cost for the Company’s stock option plans been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company’s net income

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

11.    Stock Option and Incentive Plan—(continued)

(loss) would have changed by the amortization of the estimated fair value of stock options over the applicable vesting period of such awards as presented in Note 1. Those pro forma disclosures may not be representative of similar future disclosures because additional options may be granted in future years and the computations used to estimate the fair value of the stock options are subject to significant subjective assumptions, any one or all of which may differ in material respects from actual amounts.

In October 2002, the Company issued 141,905 shares of common stock at $.04 per share, to three key management personnel. The Company recognized stock compensation expense for these shares during the six-month period ended December 31, 2002 totaling $1,419,000. In accordance with SAB 98, these shares have been included as outstanding in both the basic and diluted earnings per share calculations for all periods presented.

During the six-month period ended December 31, 2002, the Company granted options to purchase 24,286, 4,857, and 95,238 shares of the Company’s common stock at exercise prices of $3.50, $4.73, and $7.00 per share, respectively, to certain employees. As a result, the Company has total deferred stock compensation of $469,000, of which $148,000 has been recognized as stock compensation expense for the six-month period ended December 31, 2002, as the exercise price of these options is less than the estimated fair value of the Company’s common stock at the grant date.

Included in client services expense and general and administrative expense are $869,000 and $698,000 of stock compensation expense for the six months ended December 31, 2002.

12.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Year ended June 30			Six-month period ended December 31 2002
	2000	2001	2002
Federal:
Current	$—	$—	$7,795	$—
Deferred	—	—	(272,000)	133,148

		—	(264,205)	133,148
State:
Current	—	15,195	37,745	33,760
Deferred	—	—	(28,000)	12,700

Total provision (benefit)	$—	$15,195	$(254,460)	$179,608

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

12.    Income Taxes—(continued)

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the income tax expense (benefit) is as follows:

	Year ended June 30			Six-month period ended December 31 2002
	2000	2001	2002
Federal income tax at statutory rates	$(383,181)	$143,262	$381,235	$(1,543,556)
Change in valuation allowance	383,181	(143,262)	(701,441)	—
State income taxes, net of federal benefit	—	15,195	37,745	34,982
Stock option expense	—	—	—	448,704
Put warrant obligation	—	—	—	1,213,541
Other	—	—	28,001	25,937

	$—	$15,195	$(254,460)	$179,608

Significant components of the Company’s deferred taxes consisted of the following:

	June 30		December 31 2002
	2001	2002
Deferred tax assets:
Operating loss carryforwards	$546,000	$4,630,000	$3,183,000
Noncompete agreement	60,000	70,000	65,000
Accounts receivable	—	126,000	97,000
Depreciation	—	130,000	135,000
Accrued items and prepaids	—	370,000	246,000
Nonqualified stock options	—	—	55,000
Other	—	—	18,000

	606,000	5,326,000	3,799,000

Deferred tax liabilities:
Accounts receivable	44,000	—	—
Goodwill	32,000	80,000	101,000

	76,000	80,000	101,000

Net deferred tax assets	530,000	5,246,000	3,698,000
Less valuation allowance	530,000	4,696,000	3,071,000

Net deferred taxes	$—	$550,000	$627,000

At December 31, 2002, the Company had net operating loss carryforwards of approximately $8,487,000 for federal income tax purposes that expire in years 2012 through 2021. As a result of the changes in the Company’s ownership interest in prior years and current acquisition, the future use of these net operating losses may be limited.

13.    Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

The Providence Service Corporation

Notes to Consolidated Financial Statements—(continued)

13.    Commitments and Contingencies—(continued)

The Company provides management services under long-term management agreements and has certain relationships with certain IRC Section 501(c)(3) tax exempt organizations, including certain debt arrangements. While recent actions of certain tax authorities have challenged whether similar relationships by other organizations may violate the federal tax exempt status of not-for-profit organizations, management is of the opinion that its relationships with these tax exempt organizations do not violate their tax exempt status and any unfavorable outcomes would not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

14.    Transactions With Related Parties

In June 1999, the Company entered into a promissory note with a not-for-profit affiliate in the amount of $461,342. The note bears interest at a rate of 9% per annum and is due in June 2004. Interest income of $41,040, $41,520, $41,520, and $20,760 was recorded for the years ended June 30, 2000, 2001, and 2002 and for the six-month period ending December 31, 2002.

Amounts due from not-for-profit affiliates, which consists of management fees due from these organizations, were $299,885, $1,172,704, and $1,454,835 at June 30, 2001 and 2002, and December 31, 2002, respectively. These amounts are reflected as management fee receivables in the accompanying consolidated balance sheets.

15.    Subsequent Events

On January 9, 2003, the Company entered into a new $21 million credit facility consisting of a $10 million revolving line of credit, a $10 million acquisition line of credit, and a term loan. The proceeds from the new line of credit were used to extinguish the Company’s $8 million revolving note. The borrowing capacity under the revolving line of credit is dependent upon the amount of the Company’s and certain of its affiliated not-for-profit entities’ accounts receivable. The credit facility is secured by substantially all of the Company’s assets and certain affiliated not-for-profit entities’ assets, with interest rates at prime plus 2% for the revolving line of credit and prime plus 2.5% for the acquisition line and term loan. The revolving line of credit matures on December 31, 2006 and the acquisition line and term loan mature on January 1, 2006.

On January 9, 2003, the Company acquired 100% of the outstanding stock of Cypress Management Services for cash of $2,107,000, $1,000,000 promissory note payable, and 171,430 shares of the Company’s common stock, for a total purchase price of approximately $4.9 million. This acquisition expands the Company’s operations in the state of Florida. As mentioned above, an aggregate of 171,430 shares of the Company’s common stock valued at $1,714,290 were exchanged in connection with this acquisition. The value of the 171,430 shares was based on management’s estimate of the fair value of the Company’s common shares.

The acquisition has been accounted for using the purchase method of accounting and the results of operations will be included in the Company’s consolidated financial statements from the date of acquisition. The cost of the acquisition has been preliminarily allocated to the assets and liabilities acquired based on a preliminary evaluation of their respective fair values. The excess of the purchase price over the fair value of the net identifiable assets has been allocated to goodwill.

The Providence Service Corporation

Notes to Unaudited Consolidated Financial Statements—(continued)

15.    Subsequent Events

The following represents the Company’s initial allocation of the purchase price:

Consideration:
Cash	$2,107,000
Note	1,000,000
Common shares	1,714,300
Estimated costs of acquisition	35,900

$4,857,200

Allocated to:
Working capital	$654,500
Management contract	885,600
Goodwill	3,311,800

$4,857,200

Currently, the above goodwill is not expected to be tax deductible.

On May 19, 2003, the Company effected a 1 for 3.5 reverse stock split for its outstanding common shares and increased its authorized shares of Class A common stock to 34,214,807. All stockholders’ equity balances and disclosures in the accompanying consolidated financial statements have been retroactively restated for such reverse stock split. The effect of the reverse stock split was to transfer an amount equal to the par value of the difference between the previously issued shares and the new shares issued from common stock to additional paid in capital.

On May 19, 2003, the Company changed its fiscal year end from June 30 to December 31.

Unaudited Condensed Consolidated Financial Statements

The Providence Service Corporation

Six months ended June 30, 2003

The Providence Service Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31 2002	June 30 2003
	(Note 1)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,019,171	$1,292,269
Accounts receivable, net of allowance of $206,000 and $189,000	6,227,244	8,659,325
Management fee receivable	1,454,835	3,564,642
Prepaid expenses and other	249,837	569,997
Deferred tax asset	627,929	627,929

Total current assets	9,579,016	14,714,182
Property and equipment, net	1,118,553	1,386,869
Note receivable from not-for-profit affiliate	461,342	461,342
Goodwill	12,187,923	15,505,023
Intangible assets, net	347,400	1,109,420
Other assets	1,099,302	2,830,844

Total assets	$24,793,536	$36,007,680

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,613,289	$2,649,188
Accrued expenses	4,085,228	5,295,890
Current portion of capital lease obligations	114,230	99,099
Current portion of long-term obligations	3,571,258	6,079,797

Total current liabilities	9,384,005	14,123,974
Capital lease obligations, less current portion	87,269	184,454
Long-term obligations, less current portion	10,743,369	13,980,153
Put warrant obligation	3,569,238	3,569,238
Mandatorily redeemable convertible preferred stock	5,652,173	5,845,373

Stockholders’ deficit:
Common stock	2,029	2,201
Additional paid-in capital	2,300,822	4,103,299
Accumulated deficit	(6,826,807)	(5,682,450)

	(4,523,956)	(1,576,950)
Less—135,501 treasury shares, at cost	118,562	118,562

Total stockholders’ deficit	(4,642,518)	(1,695,512)

Total liabilities and stockholders’ deficit	$24,793,536	$36,007,680

See accompanying notes.

The Providence Service Corporation

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
Revenues:
Home and community based services	$7,417,825	$10,112,800	$14,274,467	$19,237,449
Foster care services	2,626,184	3,067,406	3,501,621	5,997,446
Management fees	652,055	1,500,108	1,252,162	2,859,370

	10,696,064	14,680,314	19,028,250	28,094,265
Operating expenses:
Client service expense	8,821,297	11,153,098	15,696,414	21,621,601
General and administrative expense	862,216	1,592,082	1,824,145	2,836,713
Depreciation and amortization	221,104	216,643	342,709	485,735

Total operating expenses	9,904,617	12,961,823	17,863,268	24,944,049

Operating income	791,447	1,718,491	1,164,982	3,150,216

Other (income) expense:
Interest expense, net	441,369	562,565	622,497	1,106,811
Equity in earnings of unconsolidated affiliate	(65,066)	(77,028)	(118,214)	(134,051)

Income before income taxes	415,144	1,232,954	660,699	2,177,456
(Benefit) provision for income taxes	(63,615)	480,988	(127,230)	839,899

Net income	478,759	751,966	787,929	1,337,557
Preferred stock dividends	96,600	96,600	193,200	193,200

Net income available to common stockholders	$382,159	$655,366	$594,729	$1,144,357

Earnings per common share:
Basic	$.19	$.30	$.31	$.52

Diluted	$.11	$.14	$.18	$.26

Weighted-average number of common shares outstanding:
Basic	2,029,053	2,200,873	1,910,003	2,193,133
Diluted	4,967,429	5,498,760	4,073,247	5,491,020

See accompanying notes.

The Providence Service Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30
	2002	2003
Operating activities
Net cash used in operating activities	$(54,747)	$(2,041,007)

Investing activities
Purchase of property and equipment	(114,032)	(334,816)
Acquisition of businesses, net of cash acquired	(7,927,570)	(1,858,681)
Distributions received from unconsolidated affiliate	62,000	63,000

Net cash used in investing activities	(7,979,602)	(2,130,497)

Financing activities
Net borrowings on revolvers	1,759,351	1,707,059
Repayments of obligations under capital leases	(96,054)	(91,106)
Net proceeds from long-term debt	6,871,325	3,038,264
Debt financing cost	(497,618)	(136,782)
Public offering costs	—	(74,146)
Exercise of stock options	—	1,333

Net cash provided by financing activities	8,037,004	4,444,622

Net change in cash and cash equivalents	2,655	273,118
Cash and cash equivalents at beginning of period	758,151	1,019,171

Cash and cash equivalents at end of period	$761,406	$1,292,269

Supplemental cash flow information
Cash paid for interest	$560,220	$1,105,022

Notes payable for acquisition	$3,500,000	$1,000,000

Common stock issued for acquisition	$312,500	$1,714,290

Acquisition of property and equipment under capital lease	$—	$173,160

See accompanying notes.

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2003

1.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003.

The condensed consolidated balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The condensed consolidated financial statements contained herein should be read in conjunction with the audited financial statements and notes included elsewhere in this prospectus.

Change in Fiscal Year End

On May 19, 2003, the Company changed its fiscal year end from June 30 to December 31. As a result, the six months ended December 31, 2002 has been previously presented as a transitional period and the six months ended June 30, 2003 represents the Company’s first six months of the Company’s fiscal year ending December 31, 2003.

2.    Summary of Significant Accounting Policies and Description of Business

Description of Business

The Providence Service Corporation (the “Company”) is a privatization company specializing in alternatives to institutional care. The Company responds to governmental privatization initiatives in adult and juvenile justice, corrections, social services, welfare systems, and education by providing home-based and community-based counseling services to at-risk families and children. These human services are purchased primarily by state, city, and county levels of government, and are delivered under contracts ranging from capitation to fee-for-service arrangements. The Company also contracts with not-for-profit organizations to provide these services for a management fee. The Company operates primarily in Arizona, Florida, Illinois, Indiana, Maine, Michigan, Nebraska, New Mexico, North Carolina, Oklahoma, Ohio, South Carolina, Tennessee, Texas, Virginia, and West Virginia.

Other Assets

Included in other assets at June 30, 2003 is $1.7 million of deferred costs related to a contemplated initial public offering (“IPO”). As additional costs are incurred prior to an IPO, the other assets account is increased and accounts payable or accrued expenses is increased by an equal amount. Upon a successful IPO, all such costs will reduce the net proceeds. In the event an IPO is not completed, all such costs will be expensed in the Company’s statement of operations.

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(continued)

June 30, 2003

2.    Summary of Significant Accounting Policies and Description of Business—(continued)

Stock Compensation Arrangements

The Company follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The following table reflects net income and earnings per share had the Company’s stock options been accounted for using the fair value method under SFAS No. 123, Accounting for Stock Based Compensation.

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
Net income as reported	$478,759	$751,966	$787,929	$1,337,557
Add—Recorded stock compensation	—	43,513	—	87,025
Less—Estimated fair value of stock options assumed vested during the period, net of federal income tax benefit	—	52,224	—	104,447

Adjusted net income	$478,759	$743,255	$787,929	$1,320,135

Earnings per share:
Basic—as reported	$.19	$.30	$.31	$.52

Basic—as adjusted	$.19	$.29	$.31	$.51

Diluted—as reported	$.11	$.14	$.18	$.26

Diluted—as adjusted	$.11	$.12	$.18	$.26

3.    Acquisitions

On January 9, 2003, the Company acquired 100% of the outstanding stock of Cypress Management Services for cash of $1,784,000, $1,000,000 promissory note payable, $517,300 in amounts payable, and 171,430 shares of the Company’s common stock for a total purchase price of approximately $4.9 million. This acquisition expands the Company’s operations in the state of Florida. As mentioned above, an aggregate of 171,430 shares of the Company’s common stock valued at $1,714,290 were exchanged in connection with this acquisition. The value of the 171,430 shares was based on management’s estimate of the fair value of the Company’s common shares.

The acquisition has been accounted for using the purchase method of accounting and the results of operations are included in the Company’s condensed consolidated financial statements from the date of acquisition. The cost of the acquisition has been preliminarily allocated to the assets and liabilities acquired based on a preliminary evaluation of their respective fair values. The excess of the purchase price over the fair value of the net identifiable assets has been allocated to goodwill.

The following represents the Company’s initial allocation of the purchase price:

Consideration:
Cash	$2,107,000
Note	1,000,000
Common shares	1,714,300
Estimated costs of acquisition	35,900

$4,857,200

Allocated to:
Working capital	$654,500
Management contract	885,600
Goodwill	3,317,100

$4,857,200

The above goodwill is not expected to be tax deductible.

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(continued)

3.    Acquisitions—(continued)

The following pro forma information presents a summary of the consolidated results of operations of the Company as if the acquisition had occurred on January 1, 2002. The pro forma information for the three and six months ended June 30, 2002, also reflects the acquisition of Camelot Care Corporation as if it had occurred on January 1, 2002.

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
Revenue	$10,875,000	$14,680,000	$21,279,000	$28,122,000
Net income (loss)	$499,000	$752,000	$(780,000)	$1,296,000
Net income (loss) available to common stockholders	$403,000	$655,000	$(973,000)	$1,102,000
Diluted earnings per share	$.07	$.14	$(.48)	$.20

4.    Long-Term Obligations

The Company’s long-term obligations were as follows:

	December 31 2002	June 30 2003
$10,000,000 revolving note, prime plus 2.0% (effective interest rate of 6.25% at June 30, 2003), expiration December 2006	$—	$4,996,363

$11,000,000 term loans, prime plus 2.5% (effective interest rate of 6.50% at June 30, 2003), expiration January 2006	—	3,047,782

$8,000,000 revolving note, prime plus 2.5% (effective interest rate of 6.75% at December 31, 2002) monthly interest only through November 2004, at which time the principal is due	3,289,304	—

$7,000,000 secured term notes, 13.5% interest payable monthly with the principal due March 2007	7,000,000	7,000,000

8% unsecured convertible notes to former stockholders of acquired company, interest payable quarterly with the principal due March 2007	3,500,000	3,500,000

8% unsecured note to former stockholder of acquired company, interest payable quarterly with the principal due December 2005	—	1,000,000

6% unsecured convertible notes to former stockholders of acquired company, interest payable quarterly with annual principal payments of approximately $100,000	264,680	264,680

Note payable to a bank, 9.5%, monthly interest and principal payments of $2,400 through March 2008, secured by land and building	228,541	225,048

Other	32,102	26,077

	14,314,627	20,059,950
Less—current portion	3,571,258	6,079,797

	$10,743,369	$13,980,153

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(continued)

4.    Long-Term Obligations—(continued)

On January 9, 2003, the Company entered into a new credit facility, which provides for a $10 million revolving line of credit, a $10 million acquisition line of credit, and a $1 million term loan. The amount the Company may borrow under the revolving line of credit is subject to the availability of a sufficient amount of accounts receivable at the time of borrowing. Advances under the acquisition line of credit are subject to the lender’s approval. Proceeds borrowed under the revolving line of credit portion of this new credit facility were used to repay and terminate the existing revolving line of credit. The credit facilities are secured by substantially all of the Company’s assets and certain affiliated not-for-profit entities’ assets. The Company is required to maintain certain financial covenants under the credit facility and at June 30, 2003, the Company was in compliance with such covenants.

At June 30, 2003, available credit under the credit facility note was approximately $4,046,000. The Company is required to pay a per annum unused facility fee of 1% for any unborrowed amounts under the line of credit.

On March 1, 2002, the Company’s Loan Agreement was amended to increase the available credit line under the revolver from $4,000,000 to $8,000,000. The revolver is primarily secured by accounts receivable, personal property, and intangible property of the Company and its not-for-profit affiliates. In connection with this increase in the revolver line of credit, the Company provided this lender with a warrant to purchase 42,328 shares of the Company’s common stock at an exercise price of $4.73 per share. These warrants expire in March 2012. This loan was repaid in January 2003 with the proceeds of the new credit facility described above.

On March 1, 2002, the Company entered into a Loan and Security Agreement for the $7,000,000 secured term notes. The notes are secured by accounts receivable, personal property, and intangible property of the Company and its not-for-profit affiliates. In connection with the issuance of these secured notes, the Company provided the lenders with warrants to purchase 615,080 shares of the Company’s common stock at an exercise price of $0.04 per share and 7 shares of Series E preferred stock at an exercise price of $0.01 per share (see Note 6). These warrants expire in March 2012, and were estimated by management to have no fair value at the date of issuance.

If any portion of the secured term notes is outstanding on March 1, 2004 and if the Company’s consolidated EBITDA (as defined in the Loan Agreement) for the twelve months ending June 30, 2003, is less than $6,000,000, such warrants may be increased to 859,157 shares of the Company’s common stock. Alternatively, if the secured term notes have been paid in their entirety prior to March 1, 2004, such warrants may be decreased to 392,224 shares of the Company’s stock.

If upon the earlier of a Liquidity Event (as defined in the Loan Agreement) or March 1, 2007 the fair market value of the number of shares issued to the secured term-note holders is less than $4,200,035, the warrants shall be increased to a number of shares that would result in a fair market value of $4,200,035, but in no event more than 615,080 shares shall be issued.

In addition, the Company has issued to the secured term-note holders a right and option to sell the Company (a “put option”) the shares issuable upon exercise of the warrants at the current fair market value. This right and option begins March 1, 2007 and continues for a period of five years thereafter. At June 30, 2003, the fair value of this put option was estimated to be approximately $3,569,000 and is reflected as a put warrant obligation in the accompanying condensed consolidated balance sheets.

As long as the secured term-note holders hold warrants and at least $4,200,000 of the indebtedness evidenced by the secured term notes, one of the note holders is entitled to designate one member of the

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(continued)

4.    Long-Term Obligations—(continued)

Company’s Board of Directors (the “Board”) and shall be appointed as a member of any committee formed by the Board. Furthermore, the other note holder is entitled to send a representative to attend all meetings of the Board in a non-voting observation capacity.

5.    Common Stock

The Company has two classes of authorized common stock, Class A Common Stock and Class B Common Stock. Other than as to voting rights, the Class A and Class B shares have identical rights.

Each outstanding share of Class A Common Stock is entitled to vote on each matter on which the stockholders of the Company are entitled to vote. The voting rights of each share of Class B Common Stock are primarily limited to the merger or consolidation of the Company and certain recapitalizations or reorganizations of the Company.

On May 19, 2003, the Company effected a 1 for 3.5 reverse stock split for its outstanding common shares and increased its authorized shares of Class A Common Stock to 34,214,807. All stockholders’ equity balances and disclosures in the accompanying condensed consolidated financial statements have been retroactively restated for such reverse stock split. The effect of the reverse stock split was to transfer an amount equal to the par value of the difference between the previously issued shares and the new shares issued from common stock to additional paid-in capital.

6.    Earnings Per Share

The following table details the computation of basic and diluted earnings per share:

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
Numerator:
Net income	$478,759	$751,966	$787,929	$1,337,557
Preferred stock dividends	96,600	96,600	193,200	193,200

Numerator for basic earnings per share—income available to common stockholders	382,159	655,366	594,729	1,144,357
Effect of dilutive securities:
Preferred stock dividends and convertible notes	146,617	141,722	148,834	283,444

Numerator for diluted earnings per share—income available to common stockholders after assumed conversions	$528,776	$797,088	$743,563	$1,427,801

Denominator:
Denominator for basic earnings per share—weighted-average shares	2,029,053	2,200,873	1,910,003	2,193,133
Effect of dilutive securities:
Preferred stock conversion	1,783,100	1,783,100	1,507,967	1,783,100
Warrants	564,801	707,757	590,475	707,757
Convertible debt	590,475	544,484	64,801	544,484
Common stock options	—	262,546	—	262,546

Dilutive potential common shares	2,938,376	3,297,887	2,163,243	3,297,887

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversion	4,967,429	5,498,760	4,073,246	5,491,020

Basic earnings per share	$.19	$.30	$.31	$.52

Diluted earnings per share	$.11	$.14	$.18	$.26

The Providence Service Corporation

Notes to Unaudited Condensed Consolidated Financial Statements—(continued)

7.    Income Taxes

The Company’s effective income tax rate for the interim periods is based on management’s estimate of the Company’s effective tax rate for the applicable year and differs from the federal statutory income rate primarily due to nondeductible permanent differences and state income taxes.

8.    Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

The Company provides management services under long-term management agreements and has certain relationships with certain IRC Section 501(c)(3) tax-exempt organizations, including certain debt arrangements. While recent actions of certain tax authorities have challenged whether similar relationships by other organizations may violate the federal tax-exempt status of not-for-profit organizations, management is of the opinion that its relationships with these tax-exempt organizations do not violate its tax-exempt status and any unfavorable outcomes would not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma financial information combines the historical consolidated financial information of The Providence Service Corporation (Company), Camelot Care Corporation (Camelot), and Cypress Management Services, Inc. (Cypress). This unaudited pro forma condensed consolidated information gives effect to the acquisitions of Camelot and Cypress using the purchase method of accounting as if the acquisitions had been consummated at July 1, 2001. Certain reclassifications have been made to Camelot’s and Cypress’s historical presentation to conform to our presentation. These reclassifications do not materially impact our, Camelot’s, or Cypress’s results of operations for the periods presented.

We derived the Company historical financial information from our audited consolidated financial statements for the fiscal year ended June 30, 2002 and for the six month period ended December 31, 2002. The historical statement of operations for Camelot related to the fiscal year ended June 30, 2002 was derived by subtracting the unaudited consolidated statement of operations of Camelot for the six months ended June 30, 2001 from the audited consolidated statement of operations of Camelot for the year ended December 31, 2001 and then adding the audited consolidated statement of operations of Camelot for the period from January 1, 2002 through March 1, 2002 (since the operations of Camelot are included in our historical statement of operations for the year ended June 30, 2002 from March 1, 2002, the date of acquisition). The historical statement of operations for Cypress related to the fiscal year ended June 30, 2002 was derived by subtracting the unaudited statement of operations of Cypress for the six month period ended June 30, 2001 from the unaudited statement of operations for the year ended December 31, 2001 and then adding the unaudited statement of operations of Cypress for the six month period ended June 30, 2002. The historical statement of operations for Cypress related to the six month period ended December 31, 2002 was derived by subtracting the unaudited statement of operations for the six month period ended June 30, 2002 from the audited statement of operations for the year ended December 31, 2002. The historical financial statements used in preparing the pro forma financial data are summarized and should be read in conjunction with our complete historical financial statements and risk factors all of which are included in this prospects.

The pro forma adjustments, which are based upon available information and upon certain assumptions that we believe are reasonable, are described in the accompanying notes.

We are providing the unaudited pro forma condensed consolidated financial information for informational purposes only. The companies may have performed differently had they been combined during the periods presented. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the companies actually been combined during the periods presented or the future results that the combined companies will experience. The unaudited pro forma condensed consolidated statements of operations do not give effect to any cost savings or operating synergies expected to result from the acquisitions or the costs to achieve such cost savings or operating synergies.

The Providence Service Corporation

Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended December 31, 2002

	Historical Providence	Historical Cypress	Pro Forma Adjustments		Pro Forma Total
Revenue:
Home and community based services	$15,625	$—	$—		$15,625
Foster care services	5,800	—	—		5,800
Management fees	1,315	522	(149	)(1)	1,688

Total revenue	22,740	522	(149)		23,113

Operating expenses:
Client service expense	20,145	139	—		20,284
General and administrative expense	2,496	1	—		2,497
Depreciation and amortization	361	4	44	(8)	409

Total operating expenses	23,002	144	44		23,190
Operating income (loss)	(262)	378	(193)		(77)

Non-operating expense:
Interest expense, net	837	(2)	124	(2)	959
Put warrant accretion	3,569	—	—		3,569
Equity in earnings of unconsolidated affiliate	(129)	—	—		(129)

Income (loss) before income taxes	(4,539)	380	(317)		(4,476)
Provision for income taxes	180	—	—		180

Net income (loss) from continuing operations	(4,719)	380	(317)		(4,656)
Preferred stock dividends	193	—	—		193

Net income (loss) available to common stockholders	$(4,912)	$380	$(317)		$(4,849)

Income (loss) from continuing operations per common share
Basic	$(2.42)				$(2.20)

Diluted	$(2.42)				$(2.20)

Weighted average outstanding common shares
Basic	2,029,053		171,430	(3)	2,200,483
Diluted	2,029,053				2,200,483

The Providence Service Corporation

Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended June 30, 2002

	Historical Providence	Historical Camelot	Historical Cypress	Pro Forma Adjustments		Pro Forma Total
Revenue:
Home and community based services	$27,709	$—	$—	$—		$27,709
Foster care services	3,502	6,301	—	—		9,803
Management fees	1,616	—	857	(245	)(1)	2,228

Total revenue	32,827	6,301	857	(245)		39,740

Operating expenses:
Client service expense	27,848	9,036	327	—		37,211
General and administrative expense	2,869	2,475	3	—		5,347
Depreciation and amortization	481	325	12	113	(8)	931
Goodwill amortization	—	102	—	(102	)(5)	—

Total operating expenses	31,198	11,938	342	11		43,489
Operating income (loss)	1,629	(5,637)	515	(256)		(3,749)

Non-operating expense:
Interest expense, net	755	134	18	162	(4)	1,841
				187	(7)
				247	(2)
				338	(6)
Equity in earnings of unconsolidated affiliate	(215)	—	—	—		(215)

Income (loss) before income taxes	1,089	(5,771)	497	(1,190)		(5,375)
Benefit for income taxes	(254)	—	—	—		(254)

Net income (loss) from continuing operations	1,343	(5,771)	497	(1,190)		(5,121)
Preferred stock dividends	386	—	—	—		386

Net income (loss) available to common stockholders	$957	$(5,771)	$497	$(1,190)		$(5,507)

Income (loss) from continuing operations per common share
Basic	$0.53					$(2.50)

Diluted	$0.35					$(2.50)

Weighted average outstanding common shares
Basic	1,791,280			409,203	(3)	2,200,483
Diluted	3,496,166					2,200,483

The Providence Service Corporation

Notes to Pro Forma Condensed Consolidated Financial Information

(Unaudited)

(dollars in thousands, except per share amounts)

On March 1, 2002, the Company acquired 100% of the ownership interest in Camelot Community Care, Inc. (“Camelot”) for approximately $10.3 million. As consideration for the acquisition, the Company paid cash of $6.5 million, issued 357,147 shares of the Company’s common stock, and issued $3.5 million in notes to the former stockholders of Camelot. The value of the common shares issued was based on management’s estimate of the fair value of the Company’s common stock of $0.875 in December 2001, the date the terms of the acquisition were agreed to and announced.

On January 9, 2003, the Company acquired 100% of the ownership interest of Cypress Management Services (Cypress) for approximately $5 million. As consideration for the acquisition, the Company paid cash of $2.3 million, issued 171,430 shares of the Company’s common stock, and issued $1 million in a note to the former shareholder of Cypress. The value of the common shares was based on management’s estimate of the fair value of the Company’s common stock of $10 in January 2003, the date the terms of the acquisition were agreed to and announced.

These acquisitions have been accounted for using the purchase method of accounting. The aggregate purchase prices have been allocated to the assets acquired and liabilities assumed based on the Company’s initial estimate of their fair values. The purchase price premiums have been allocated to the tangible assets acquired and goodwill, after consideration for any identifiable intangible assets. The Company’s historical operating results include the operating results of Camelot from the date of the acquisition, March 1, 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires non-amortization of goodwill and intangible assets that have indefinite useful lives and annual tests of impairment of those assets. The statement also provides specific guidance about how to determine and measure goodwill and intangible asset impairment, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at that date. Goodwill and certain intangible assets acquired after June 30, 2001 are subject to the non-amortization provisions of the statement. As the Company adopted SFAS 142 effective July 1, 2001, no amortization of goodwill resulting from these acquisitions have been included in the accompanying unaudited pro forma condensed consolidated financial information.

The following represents the Company’s allocation of the purchase prices (in thousands except for per share information):

	Camelot	Cypress
Consideration:
Providence common shares issuable at closing	357,147	171,430
Estimated fair value(a)	$0.875	$10

Common stock	313	1,714
Note payable	3,500	1,000
Cash, including acquisition related costs(b)	6,996	2,332

Total purchase price	$10,809	$5,046

Allocated to:
Working capital	$(1,099)	$848
Property and equipment	370	—
Other assets	83	—
Management contract	386	886
Goodwill	11,069	3,312

Total	$10,809	$5,046

(a)	Represents management’s estimate of the fair value of the Company’s common stock at December 2001 for Camelot and January 2003 for Cypress, which is the date the respective terms of the acquisitions were agreed to and announced.
(b)	The cash portion of the purchase price for Cypress was funded with borrowings from the Company’s acquisition line.

1.	Represents the reduction of management fee income from Intervention Services, Inc. to reflect the new management agreement executed by the Company in connection with the acquisition of Cypress.

2.	Represents increased interest expense on borrowings to fund the acquisition purchase price and transaction costs of Cypress of approximately $2.3 million. Assuming an interest rate of 7.25%, additional interest expense of $167 for the period from July 1, 2001 through June 30, 2002. In addition, increased interest expense was incurred on the $1 million Note issued as part of the purchase consideration to the former shareholder of Cypress. Assuming an interest rate of 8%, additional interest expense of $80,000 for the period July 1, 2001 through June 30, 2002. Thus, resulting in a total adjustment to interest expense of $247 for the period from July 1, 2001 through June 30, 2002. The total adjustment to interest expense for the six month period ended December 31, 2002 is $124

3.	The reconciliation of weighted-average common shares before the acquisition to weighted-average common shares after the acquisition is set forth below:

	For the Fiscal Year Ended June 30, 2002	For the six months Ended December 31, 2002
Weighted-average outstanding the Company common shares before the acquisition	1,791,280	2,029,053
Incremental effect of the Company common shares for Camelot acquisition	237,773	—
Incremental effect of the Company common shares for Cypress acquisition	171,430	171,430

Weighted-average outstanding common shares after the acquisition	2,200,483	2,200,483

4.	Represents increased amortization expense for deferred financing costs incurred in connection with securing additional borrowings to fund a portion of the Camelot acquisition purchase price.

	Mezzanine Loan		Credit Facility		Total
Deferred financing costs		$454		$114
Amortization period (months)		60		9

Amortization per month		7.5		12.7
July 2001 through February 2002	×	8	×	8

Total pro forma adjustment		$60		$102	$162

5.	Represents the elimination of Camelot’s amortization expense related to its historical goodwill in the amount of $102 for the fiscal year ended June 30, 2002.

6.	Represents increased interest expense on borrowings to fund the Camelot acquisition purchase price and transaction costs of approximately $7 million. Assuming an interest rate of 7.25%, additional interest expense of $338 for the period from July 1, 2001 through March 1, 2002.

7.	Represents increased interest expense on the $3.5 million of Notes issued as part of the purchase consideration to the former stockholders of Camelot. Assuming an interest rate of 8%, additional interest expense of $187 for the period from July 1, 2001 through March 1, 2002.

8.	Represents an increase in amortization expense of $44,000 for the six months ended June 30, 2003 related to the allocation of a portion of the Cypress purchase consideration to management contract and an increase of $113,000 for the fiscal year ended June 30, 2003 related to the allocation of the Camelot and Cypress purchase consideration to management contracts.

Consolidated Financial Statements

Camelot Care Corporation

For the period from January 1, 2002 through March 1, 2002 and the year ended December 31, 2001

Independent Auditors’ Report

The Board of Directors Camelot Care Corporation

We have audited the accompanying consolidated balance sheets of Camelot Care Corporation as of March 1, 2002 and December 31, 2001, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from January 1, 2002 through March 1, 2002 and for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camelot Care Corporation at March 1, 2002 and December 31, 2001 and the consolidated results of its operations and its cash flows for the period from January 1, 2002 through March 1, 2002 and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

As discussed in Note 2, the financial statements have been restated.

/s/    Ernst & Young LLP

Houston, Texas
June 14, 2002, except for Note 2 as to which the date is June 16, 2003

Camelot Care Corporation

Consolidated Balance Sheets

	March 1 2002	December 31 2001
Assets
Current assets:
Cash and cash equivalents	$—	$123,937
Accounts receivable, net of allowance of $126,225 and $801,790, respectively	1,677,007	1,713,962
Due from affiliate	—	244,775
Other current assets	174,625	271,463
Deferred tax asset	—	1,675,517
Net current assets of discontinued operations	—	1,567,075

Total current assets	1,851,632	5,596,729

Property and equipment:
Furniture and equipment	1,393,764	1,386,829
Computer equipment	1,336,643	1,310,158
Leasehold improvement	73,578	73,578

	2,803,985	2,770,565
Less accumulated depreciation and amortization	2,434,413	2,358,443

	369,572	412,122
Goodwill	472,251	472,251
Deposits	83,408	88,221
Net non-current assets of discontinued operations	—	1,148,323

	$2,776,863	$7,717,646

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Book overdraft	$901,629	$—
Accounts payable	601,558	705,563
Accrued expenses	1,229,041	520,727
Accrued salaries, wages, and benefits	180,435	677,785
Due to affiliate	37,863	—
Current maturities of long-term debt	—	9,848,333

Total current liabilities	2,950,526	11,752,408

Stockholders’ equity (deficit):
Series A convertible preferred stock, $.01 par value, authorized 4,657,520 and 6,615,320 shares, respectively; issued and outstanding 4,656,651 and 6,615,320 shares, respectively (with aggregate liquidation value of $5,248,046 and $7,455,466, respectively)	46,566	66,153
Common stock, $.01 par value, authorized 10,749,920 and 12,230,320 shares, respectively; issued and outstanding 3,519,596 and 5,000,000 shares, respectively	35,196	50,000
Additional paid-in capital	10,479,850	6,922,180
Accumulated deficit	(10,735,275)	(11,073,095)

Total stockholders’ deficit	(173,663)	(4,034,762)

	$2,776,863	$7,717,646

See accompanying notes.

Camelot Care Corporation

Consolidated Statements of Operations

	Period from January 1, 2002 through March 1 2002	Year ended December 31 2001
Service revenues	$1,914,785	$11,918,789
Management fees	—	2,402,749

	1,914,785	14,321,538

Expenses:
Payroll and related expenses	1,695,991	9,174,379
Provision for doubtful accounts	126,225	676,930
Foster parent fees	358,170	2,184,787
Other general and administrative	1,064,044	5,072,597
Depreciation and amortization	51,474	709,569

Operating expenses	3,295,904	17,818,262

Operating loss	(1,381,119)	(3,496,724)

Other expense:
Interest expense, net	79,084	431,774

Loss from continuing operations before income taxes	(1,460,203)	(3,928,498)
Provision for income taxes	—	1,041,625

Loss from continuing operations	(1,460,203)	(4,970,123)

Discontinued operations:
Income from discontinued operations	271,170	1,009,951
Gain (loss) on disposal of discontinued operations, net of income taxes of $1,675,518 in 2002 and $-0- in 2001	1,526,853	(882,992)

Net income (loss)	$337,820	$(4,843,164)

See accompanying notes.

Camelot Care Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2001	6,615,320	$66,153	5,000,000	$50,000	$6,922,180	$(6,229,931)	$808,402
Net loss	—	—	—	—	—	(4,843,164)	(4,843,164)

Balance, December 31, 2001	6,615,320	66,153	5,000,000	50,000	6,922,180	(11,073,095)	(4,034,762)
Capital contribution	—	—	—	—	6,323,279	—	6,323,279
Surrendered/cancelled shares	(1,958,669)	(19,587)	(1,480,404)	(14,804)	(2,765,609)	—	(2,800,000)
Net income	—	—	—	—	—	337,820	337,820

Balance, March 1, 2002	4,656,651	$46,566	3,519,596	$35,196	$10,479,850	$(10,735,275)	$(173,663)

See accompanying notes.

Camelot Care Corporation

Consolidated Statements of Cash Flows

	Period from January 1, 2002 through March 1 2002	Year ended December 31 2001
Cash flows from operating activities
Net income (loss)	$337,820	$(4,843,164)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	70,698	871,481
Provision for doubtful accounts	126,225	884,898
(Gain) loss on disposal of discontinued operations	(1,526,853)	882,992
Provision for income taxes	—	1,041,625
Changes in operating assets and liabilities:
Accounts receivable	(292,381)	693,164
Due from affiliate	244,775	1,783,170
Other assets	192,143	148,179
Book overdraft	901,629	—
Accounts payable	(104,005)	(420,627)
Accrued expenses	592,169	167,165
Accrued salaries, wages, and benefits	(627,183)	(339,991)
Deferred revenue	—	(1,377,031)

Net cash used in operating activities	(84,963)	(508,139)

Cash flows from investing activities
Purchases of property and equipment	(13,920)	(133,704)
Proceeds from disposal of assets	3,500,000	100,000

Net cash provided by (used in) investing activities	3,486,080	(33,704)

Cash flows from financing activities
Borrowings under bank line of credit	—	500,000
Payment on capital leases	—	(45,440)
Payments on bank line of credit	(9,533,333)	—
Payments on note to stockholder	(315,000)	(30,575)
Contributions from stockholders	6,323,279	—

Net cash (used in) provided by financing activities	(3,525,054)	423,985

Net change in cash and cash equivalents	(123,937)	(117,858)
Cash and cash equivalents at beginning of period	123,937	241,795

Cash and cash equivalents at end of period	$—	$123,937

Supplemental cash flow information
Cash paid during the period for interest	$189,643	$646,368

See accompanying notes.

Camelot Care Corporation

Notes to Consolidated Financial Statements

March 1, 2002

1.    Organization and Summary of Significant Accounting Policies

Camelot Care Corporation (the “Company”) provides behavioral health services to children and adolescents and management services to a health care enterprise. These services include therapeutic foster homes, in-home counseling interventions, and therapeutic pre-school programs to emotionally disturbed youth. The Company’s programs are accredited by the Joint Commission on Accreditation of Healthcare Organizations. The Company’s principal operations are in Illinois, Tennessee, and Florida. Additionally, the Company has operations in the states of Indiana, Nebraska, Texas, and Ohio.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries (Camelot Care Centers, Inc. and Recips, Inc.). All intercompany accounts and transactions have been eliminated in consolidation.

In 2001, the Board of Directors adopted a plan to dispose of its school and residential treatment center operations. As a result of the decision to sell these operations, the Company has accounted for these operations and related assets and liabilities as discontinued operations in the accompanying consolidated financial statements.

The assets of the school and residential treatment center operations were sold on March 1, 2002 for $6.3 million including $3.5 million in cash plus surrendered ownership of approximately 29.6% of the outstanding common and preferred stock of the Company that had been purchased by the buyer from existing stockholders. The Company immediately cancelled the surrendered shares of common and preferred stock. As a result of this transaction, the Company recorded a $3.2 million gain on disposal, and the cash proceeds from the sale were applied to the Company’s outstanding line of credit. See Note 6 for additional information.

On March 1, 2002, the stockholders of the Company made a capital contribution to the Company in the amount of $6,323,279. This contribution was used to repay the remaining outstanding debt of the Company.

Immediately following these transactions, all remaining common and preferred shares outstanding were purchased by The Providence Service Corporation (“Providence”) for $6.5 million in cash, $3.5 million in promissory notes, and 357,147 shares of Providence common stock. In connection with this acquisition by Providence, accounts receivable totaling $1,357,400, whose collection were determined to be doubtful, were transferred to the previous stockholders of the Company. From January 1, 2002 through March 1, 2002, Providence provided certain services to the Company under an interim management agreement (see Note 11).

The accompanying consolidated financial statements as of March 1, 2002 present the financial position of the Company immediately prior to the acquisition by Providence.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Revenue Recognition

Revenues are recognized at the time services are rendered, at the contractual rates stated in the Company’s contracts with governmental agencies, managed care companies, insurance companies and a management agreement with its not-for-profit organization, and collection of such amounts are considered to be probable.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Organization and Summary of Significant Accounting Policies—(continued)

Revenues related to services paid for directly by the client or the client’s family are recognized as revenues at the time services are rendered, at established billing rates, and collection of such amounts are considered to be probable.

In 2001, the Company maintained a management agreement with a not-for-profit organization. Pursuant to this agreement, the Company was responsible for the day-to-day management and operations of this organization. Additionally, this agreement provided for the Company to provide working capital, and to the extent necessary, operating funds to this organization. The Company recognized management fee revenues for this contract based on a percentage of the organization’s monthly revenues. The Company assesses the likelihood that such management fees may be required to be returned to meet the funding commitments discussed above over the average duration of the organization’s existing contracts with its customers. If the likelihood is other than remote, the Company defers the recognition of all or a portion of the management fees received. To the extent the Company is required to provide funding to the not-for-profit organization to fund losses from the operations of the organization, these amounts are recorded as a reduction of management fee revenues and recognized as management fee revenues when amounts are ultimately collected from the operating income of the not-for-profit organization. In fiscal 2001, the Company agreed to a reduction of management fee revenues of $2.8 million. See Note 11.

Allowance for Doubtful Accounts

The Company records accounts receivable at the amount it deems to be collectible. Accordingly, the Company provides allowances for accounts it deems to be uncollectible based on management’s best estimates. Recoveries are recognized in the period they are received. The ultimate amounts of accounts receivable that become uncollectible could differ from those estimated. At March 1, 2002, the allowance was 7.5% of outstanding accounts receivable.

Concentration of Credit Risk

A significant portion of the Company’s revenues are provided through contracts with various governmental agencies in the states in which the Company does business. During 2002, Florida Medicaid, and the State of Tennessee Department of Children’s Services accounted for 46% and 29% of revenues, respectively. At December 31, 2001, these two payors accounted for approximately 31% and 19%, respectively, of total outstanding accounts receivable.

Professional and General Liability Insurance

The Company’s professional and general liability insurance is maintained through a commercial insurance company on an “occurrence” basis with a minimal deductible. Management believes the amount of professional and general liability insurance carried by the Company sufficiently protects the Company against risk of loss from claims that may arise.

Goodwill

Goodwill relates to the excess cost over the fair value of net assets recorded in connection with a purchase of the common stock of Camelot Care Centers, Inc. and Recips, Inc. by the Company in October 1996. This amount, which totaled $3,073,384 at the acquisition date, was being amortized on a straight-line basis over 15 years. Accumulated amortization was $1,076,000 at December 31, 2001. The carrying value of goodwill is reviewed by the Company’s management annually in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Organization and Summary of Significant Accounting Policies—(continued)

Depreciation is computed on the straight-line method for both financial reporting and income tax purposes. The general range of estimated useful lives for financial reporting purposes is five to seven years for furniture and equipment and leasehold improvements and three to five years for computer equipment. For the period from January 1, 2002 through March 1, 2002 and for the year ended December 31, 2001, depreciation expense recorded on the Company’s property and equipment totaled approximately $61,000 and $649,000, respectively.

Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the Company’s statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income Taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

2.    Restatement of Financial Statements

Historically the Company accounted for its long-term management agreement relationship with a not-for-profit organization on a consolidated basis under the guidance of EITF 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements. As a result of The Providence Service Corporation’s consultation with the Securities and Exchange Commission in connection with a contemplated public filing, the Company has revised its financial statements for the year ended December 31, 2001 and for the period from January 1, 2002 through March 1, 2002 to reflect its relationship with this not-for-profit organization on an unconsolidated basis.

The effect of the abovementioned restatement on the financial statements for the year ended December 31, 2001 was to decrease revenues and operating expenses by $15,054,828 and $14,936,444, respectively; increase loss from continuing operations and net loss by $40,024; reduce current assets and liabilities by $1,385,404 and $1,122,051, respectively; and reduce total assets and total liabilities and stockholders’ deficit by $1,439,432.

The effect of the abovementioned restatement on the financial statements for the period from January 1, 2002 through March 1, 2002 was to decrease revenue and operating expenses by $2,931,639 and $2,942,875, respectively; decrease loss from continuing operations and increase net income by $11,236; reduce current assets and liabilities by $1,461,339 and $1,209,747, respectively; and reduce total assets and total liabilities and stockholders’ equity by $1,515,892.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

3.    Long-Term Debt

A summary of the Company’s long-term debt is as follows:

	March 1 2002	December 31 2001
Revolving credit notes from bank	$—	$9,533,333
8.5% demand note payable to majority stockholder	—	315,000

	—	9,848,333
Less current maturities	—	(9,848,333)

	$—	$—

At December 31, 2001, the Company had a lending arrangement with a bank represented by two revolving credit notes totaling $9,533,333. The first revolving credit note (the “Primary Revolver”) totaled $7,533,333 and was secured by the personal guaranty of the Company’s majority stockholder. The second revolving credit note (the “Secondary Revolver”) totaled $2,000,000. The Company paid all obligations related to the revolving credit notes on March 1, 2002.

On March 1, 2002, the Company paid its obligation related to the demand note and the interest outstanding to its majority stockholder. During the period from January 1, 2002 through March 1, 2002 and the year ended December 31, 2001, interest expense related to this note totaled approximately $4,500 and $12,000, respectively.

Concurrent with the purchase of all outstanding stock of the Company by Providence, the Company became a co-borrower with Providence for an $8,000,000 line of credit facility with Heller Healthcare Finance, Inc. Substantially all the assets of the Company collateralize this line of credit.

4.    Goodwill and Other Intangible Assets

Adoption of Statement 142

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their estimated useful lives.

The Company adopted these new rules on accounting for goodwill and other intangible assets on January 1, 2002. Before December 31, 2002, the Company will complete the first of the required impairment tests of goodwill and indefinite-lived assets as of January 1, 2002.

The following information provides net loss information for the year ended December 31, 2001, adjusted to exclude amortization expense recognized in the period related to goodwill.

Reported net loss	$(4,843,164)
Add back: Goodwill amortization	204,892

Adjusted net loss	$(4,638,272)

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

5.    Operating Leases

The Company leases office space in the locations where it provides services under operating leases, which generally have a primary term of three years and an option to renew for additional periods.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following as of March 1, 2002:

2002	$1,088,841
2003	499,368
2004	340,054
2005	113,634
Thereafter	—

$2,041,897

Rent expense related to operating leases was approximately $378,000 for the period from January 1, 2002 through March 1, 2002 and $2,105,000 for the year ended December 31, 2001.

6.    Discontinued Operations

The condensed components of net assets of discontinued operations of the school and residential treatment center operations included in the consolidated balance sheet at December 31, 2001 were as follows:

Accounts receivable	$1,824,234
Other current assets	73,293
Accounts payable	(50,000)
Accrued expenses	(158,032)
Accrued salaries, wages, and benefits	(122,420)

Net current assets of discontinued operations	1,567,075

Deposits	21,944
Property, plant, and equipment, net	310,981
Goodwill, net	815,398

Net noncurrent assets of discontinued operations	1,148,323

Net assets	$2,715,398

Net revenues for the schools and residential treatment center operations were $1,771,171 for the period from January 1, 2002 through March 1, 2002 and $10,285,163 for the year ended December 31, 2001. Pre-tax income for the schools and residential treatment centers for the period from January 1, 2002 through March 1, 2002 and the year ended December 31, 2001 was $271,170 and $1,409,228, respectively.

On April 26, 2000, the Company’s board of directors approved a plan to dispose of the operations of Recips, to Qualifacts, Inc., a related party. In connection with this decision, the Company executed a Master Software License and Services Agreement (the “Agreement”) with Qualifacts, Inc. which, among other things, a) assigns Qualifacts, Inc. the exclusive right to purchase the software at a value to be determined, b) allows the Company to license and continue to use the software in its operations, c) allows the Company to take advantage of any

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

6.    Discontinued Operations—(continued)

software upgrades implemented by Qualifacts, Inc., and d) provides the Company with on-going maintenance and support as it relates to the software. The term of the Agreement is three years, and the monthly cost to the Company is $40,000. The Company paid fees under the Agreement totaling $320,000 during the year ended December 31, 2001 and $80,000 during the period from January 1, 2002 through March 1, 2002.

On September 1, 2001, the Company finalized the sale of the operations of Recips, which resulted in the sale of all of Recips’ assets related to its internally developed proprietary clinical information and data collection software to Qualifacts, Inc. The Company recorded a loss from the disposal of these operations of $882,992. This loss was determined based on the purchase price less the net value of the related computer equipment and capitalized software development costs, and net goodwill of $710,050 that had been previously allocated to this operation. Net revenues and net loss for Recips were $-0- and $399,277, respectively, for the year ended December 31, 2001. The operations of Recips have been presented as discontinued in the accompanying consolidated financial statements.

7.    Stockholders’ Equity (Deficit)

As of December 31, 2001, the Company’s majority stockholder owned no shares of Common Stock and 6,034,370 of the 6,615,320 shares of Preferred Stock issued and outstanding which, in the aggregate, represented 52% of the outstanding shares of capital stock of the Company at December 31, 2001.

Each share of Preferred Stock is entitled to be converted into one share of fully paid and nonassessable Common Stock at a conversion price of $1.127 per share, as adjusted for future issuances of Common Stock and stock dividends. Each share of Preferred Stock is entitled to vote equally (one vote each) with each share of the Company’s Common Stock at any annual or special meeting of stockholders. Also, an affirmative vote of a majority of the shares of Preferred Stock is required for the Company to, among other things, a) effect any consolidation or merger of the Company, b) sell, lease, or exchange assets with a value greater than $500,000, c) affect a mortgage, pledge, or lien on any asset securing indebtedness greater than $500,000, d) issue a guarantee for the indebtedness of any other person or entity in excess of $500,000, e) pay dividends or acquire for value any shares of capital stock, f) discontinue or change its business, and g) enter into agreements which obligate the Company (either in one expenditure or over time) in excess of $500,000.

The holders of Preferred Stock have no preference with respect to dividends and are entitled to receive dividends (if all approvals are obtained) if and when dividends are paid on the Common Stock. The holders are also entitled to a liquidation preference of $1.127 per share under certain circumstances.

8.    Stock Option Plan

The Stock Option Plan was approved on January 14, 1999 by the Board of Directors and authorized the issuance of up to 600,000 options to purchase shares of Common Stock of the Company to various key employees and members of the Company’s Board of Directors. Under the terms of the Stock Option Plan, options a) were granted at no less than management’s estimate of the fair market value of the Common Stock on the date of the grant, b) were subject to anti-dilution adjustments, c) expired the earlier of 10 years after the date of grant or 60 days after the employee’s termination date, and d) became immediately exercisable in the event of a change of control (defined as the execution of a definitive agreement providing for the acquisition by a third party of (i) more than 80% of the outstanding capital stock of the Company entitled to vote or (ii) all or substantially all of the assets of the Company).

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

8.    Stock Option Plan—(continued)

During 2001 and 2002, the Company did not grant any options. One-third of the options granted in 1999 and one-fourth of the options granted in 2000 become exercisable each anniversary date from the date of the grant on a cumulative basis; such options expire ten years from the date of the grant.

The following table summarizes the transactions of the Company’s stock option plan for the year ended December 31, 2001 and for the period from January 1, 2002 through March 1, 2002:

Outstanding at January 1, 2001	317,106
Granted	—
Exercised	—
Forfeited or canceled	—

Outstanding at December 31, 2001	317,106
Granted	—
Exercised	—
Forfeited or canceled	(317,106)

Outstanding at March 1, 2002	—

Of the options outstanding at December 31, 2001, 272,939 were exercisable, and the outstanding options had a weighted-average remaining contractual life of 7.6 years. All employee options outstanding as of December 31, 2001 had an exercise price of $1.00 per share.

As required by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123.

Had the fair value of the options granted been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company’s net loss would not have materially differed from the reported net income (loss).

On March 1, 2002, the Company terminated the 1999 Non-Qualified Stock Option Plan (the “Stock Option Plan”) when all outstanding shares of the Company were purchased by Providence (see Note 1).

9.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets at March 1, 2002 and December 31, 2001 totaled approximately $-0- and $1,675,517, respectively, and primarily consisted of net operating loss carryforwards and allowance for doubtful accounts, net of the valuation allowance.

The income tax expense for the year ended December 31, 2001 results primarily from the recording of a valuation allowance related to the Company’s deferred tax assets due to a change in the evaluation of the likelihood of the utilization of these deferred tax assets in the future in accordance with SFAS No. 109.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

9.    Income Taxes—(continued)

The primary differences in the reported income tax expense and the amount of income tax expense that would result from applying the federal statutory tax rates result from state income taxes, certain non-deductible expenses, and changes in the valuation allowance.

At March 1, 2002, the Company had net operating loss carryforwards of approximately $3,433,000 to reduce future federal income taxes. The net operating loss carryforwards begin to expire in 2012.

10.    Profit Sharing and 401(k) Plan

The Company has a profit sharing plan which covers substantially all employees and is administered by an independent trustee. Contributions made by the Company are at the discretion of the Board of Directors up to a maximum of 15% of salaries of the covered employees. The effects of market fluctuations and earnings on fund assets are allocated to participants’ accounts. The vested portion of a participant’s account is available to the participant upon retirement for use as a pension or at an earlier termination date in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company did not make a contribution to the profit sharing plan during 2002 or 2001.

The profit sharing plan also contains a Section 401(k) component. The 401(k) component covers substantially all employees over age 21 who meet a one-year minimum service requirement. The 401(k) component was adopted for the purpose of supplementing employees’ retirement, death, and disability benefits. The Company may contribute to the 401(k) component through an employer matching account, but is under no obligation to do so. An employee becomes vested in his/her employer matching account over a six-year period. The Company did not make a contribution to the 401(k) component during 2002 or 2001.

11.    Camelot Community Care, Inc.

In response to requests from certain of the Company’s governmental-agency payers, as well as to improve the Company’s ability to increase census and bid on business opportunities offered by certain of its governmental-agency payers, Camelot Community Care, Inc. (“Camelot Community”) was formed. Camelot Community is incorporated in Florida, is licensed to do business in Florida, Illinois, Indiana, and Michigan, and has obtained a 501(c)(3) exemption from the Internal Revenue Service. The majority of the Board of Directors of Camelot Community consists of executives of the Company or members appointed by the Company’s Chief Executive Officer.

Effective July 1, 2000, Camelot Community became the contracting agency for the majority of the Company’s business in Florida. All on-site personnel, with the exception of program directors and clerical support personnel, became employees of Camelot Community. The Company and its wholly owned subsidiary, Camelot Care Centers, Inc. (collectively referred to as the “Manager”), entered into a management agreement whereby the Manager provided all administrative and management services, including state administrative personnel, on-site program directors and clerical support, human resources, billing, accounting, and budgeting to Camelot Community. In return, the Manager charged a management fee based on a percentage of revenues of Camelot Community and passes through all direct costs incurred by the Manager on behalf of Camelot Community. Pursuant to the management agreement, direct costs which are passed through to Camelot Community, are marked up by a percentage as permitted by the management agreement. During 2001, the company billed management fees which included the management fee and marked up direct costs of $1,569,000 and $2,329,000, respectively. On May 24, 2002, the Company and Camelot Community agreed to a reduction of

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

11.    Camelot Community Care, Inc.—(continued)

management fees and marked up direct costs of $2,872,000. This reduction in the management fees was recorded in the accompanying 2001 statement of operations as a reduction of management fee revenue and deferred revenue. As a result, due from affiliates totaling $244,775 at December 31, 2001 represents the remaining management fees due from Camelot Community. There were no deferred revenues at December 31, 2001.

On May 30, 2002, for the period beginning effective January 1, 2002, the Board of Directors of Camelot Community modified the management agreement, designating Providence as the provider of all administrative personnel, on-site program directors, and clerical support, human resources, billing, accounting, and budgeting services.

12.    Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

The Company provided management services under a long-term management agreement and had certain relationships with an IRC Section 501(c)(3) tax exempt organization. While recent actions of certain tax authorities have challenged whether similar relationships by other organizations may violate the federal tax-exempt status of not-for-profit organizations, management is of the opinion that its relationship with this tax-exempt organization does not violate its tax-exempt status and any unfavorable outcomes would not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

Camelot Care Corporation and Subsidiaries

Consolidated Financial Statements

for the Year Ended December 31, 2000 (As Restated) and Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors and Stockholders

Camelot Care Corporation

Nashville, Tennessee

We have audited the accompanying consolidated balance sheet of Camelot Care Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camelot Care Corporation and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 11 and 12, the accompanying consolidated financial statements have been restated.

/s/    Deloitte & Touche LLP

Nashville, Tennessee

August 8, 2001

(June 16, 2003 as to Note 11 and July 30, 2003 as to Note 12)

Camelot Care Corporation and Subsidiaries

Consolidated Balance Sheet

December 31, 2000
(As Restated, See Notes 11 and 12)
Assets
Current assets:
Cash	$265,194
Accounts receivable, less allowance for doubtful accounts of $516,564	2,693,344
Other current assets	385,015
Deferred income taxes	683,096
Net current assets of discontinued operations	2,165,756

Total current assets	6,192,405

Other assets:
Related party receivable	2,027,945
Deferred income taxes—long-term	2,034,046
Deposits	122,847
Costs in excess of net asset value of purchased business, net	1,303,421
Capitalized software, net	222,299
Net non-current assets of discontinued operations	1,286,759

Total other assets	6,997,317

Property and equipment:
Furniture and equipment	1,658,664
Computer equipment	1,710,454
Leasehold improvement	97,660

3,466,778
Less: Accumulated depreciation	(2,525,792)

Property and equipment, net	940,986

Total	$14,130,708

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,149,588
Accrued expenses	353,563
Accrued salaries, wages and benefits	1,017,776
Deferred revenue	1,377,031
Current portion of long-term debt	345,575
Current portion of capital lease obligations	45,440

Total current liabilities	4,288,978

Bank line of credit	9,033,333

Total liabilities	13,322,306

Stockholders’ equity
Series A convertible preferred stock, $.01 par value, authorized 6,615,320 shares; issued 6,615,320 shares (with an aggregate liquidation value of $7,455,466)	66,153
Common stock, $.01 par value, authorized 12,230,320 shares; issued 5,000,000 shares	50,000
Additional paid-in capital	6,922,180
Retained deficit	(6,229,931)

Total stockholders’ equity	808,402

Total	$14,130,708

See notes to consolidated financial statements.

Camelot Care Corporation and Subsidiaries

Consolidated Statement of Operations

Year Ended December 31, 2000 (As Restated, See Notes 11 and 12)
Total revenues	$26,591,871

Expenses:
Salaries, wages and benefits	15,616,857
Bad debts	801,257
Other general and administrative	12,206,891
Depreciation and amortization	597,275
Interest	516,587
Loss on contract settlement	329,902

Total expenses	30,068,769

Loss from continuing operations before income taxes	(3,476,898)
Benefit for income taxes	744,640
Loss from continuing operations	(2,732,258)
Income from discontinued operations	253,283

Net loss	$(2,478,975)

See notes to consolidated financial statements.

Camelot Care Corporation and Subsidiaries

Consolidated Statement of Stockholders’ Equity

	Year Ended December 31, 2000 (As Restated, See Note 11)
	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Deficit
	Shares	Amount	Shares	Amount			Total
Balance, January 1, 2000	6,615,320	$66,153	5,000,000	$50,000	$6,922,180	$(3,750,956)	$3,287,377
Net loss	—	—	—	—	—	(2,478,975)	(2,478,975)

Balance, December 31, 2000	6,615,320	$66,153	5,000,000	$50,000	$6,922,180	$(6,229,931)	$808,402

See notes to consolidated financial statements.

Camelot Care Corporation and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2000 (As Restated, See Note 11)
Cash flows from operating activities:
Net loss	$(2,478,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	576,422
Amortization	230,916
Accounts receivable write-offs and asset write-downs in connection with loss on contract settlement	126,956
Provision for doubtful accounts	1,107,227
Increase in deferred income tax assets	(774,820)
Changes in assets and liabilities:
Decrease in accounts receivable	1,720,655
Increase in other current assets	(112,999)
Decrease in deposits	6,677
Decrease in other assets	7,215
Increase in related party receivable	(1,997,038)
Decrease in accounts payable	(444,643)
Increase in accrued expenses	153,979
Decrease in accrued salaries, wages and benefits	(512,276)
Increase in deferred revenue	1,377,031

Net cash used in operating activities	(1,013,673)

Cash flows from investing activities:
Purchases of property and equipment	(270,877)

Net cash used in investing activities	(270,877)

Cash flows from financing activities:
Borrowings under bank line of credit	5,358,333
Payments on bank line of credit	(4,325,000)
Payments on other notes payable and capital lease obligations	(45,040)

Net cash provided by financing activities	988,293

Net decrease in cash	(296,257)
Cash at beginning of year	561,451

Cash at end of year	$265,194

Supplemental cash flow information:
Cash paid during the year for:
Interest	$820,851

Income taxes	$29,919

See notes to consolidated financial statements.

Camelot Care Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended December 31, 2000

1.    Organization and Summary of Significant Accounting Policies

Industry—Camelot Care Corporation (the “Company”) provides behavioral health services to children and adolescents. These services include residential treatment services, therapeutic foster homes, in-home counseling interventions and therapeutic pre-school programs to emotionally disturbed youth. The Company’s programs are accredited by the Joint Commission on Accreditation of Healthcare Organizations. The Company’s principal operations are in Illinois, Tennessee and Florida. Additionally, the Company has operations in the states of Indiana, Nebraska, Texas and Ohio. In addition, pursuant to requests or requirements of certain payers, the Company provides management services to a related party, not-for-profit organization (see Note 9) that performs behavioral health services similar to those of the Company.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Camelot Care Centers, Inc. and Recips, Inc.). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company does not consolidate the operations of the aforementioned related party, not-for-profit organization in its consolidated financial statements.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred significant losses in 2000 and prior years that were caused by unprofitable markets and contracts. During 2000 and 2001, Company management took actions to exit unprofitable markets and contracts, and to improve patient volume and control expenses on remaining markets and contracts. Management believes that these actions have, and will continue to have, the effect of improving the Company’s cash flows from operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenues are recognized at the time services are rendered at the contractual amounts stated in the Company’s contracts with governmental agencies, managed care companies and insurance companies. Revenues related to services paid for directly by the client or the client’s family are insignificant but are recognized when performed at the Company’s established billing rates.

During 2000, the Company entered a management agreement with a start-up, not-for-profit organization, Camelot Community Care, Inc. (“Camelot Community”) (see Note 9). Pursuant to this agreement, the Company is responsible for management, financial and other services to Camelot Community. Additionally, this agreement provides that the Company may advance funds to Camelot Community, under the terms of an interest-bearing revolving credit note, in order to pay Camelot Community’s expenses (including the Company’s management fees). The Company, in its sole discretion, can choose whether or not to advance funds to Camelot Community.

Company management expects to recognize revenue for services rendered under the Camelot Community management contract as services are provided. However, because Camelot Community is in the early stages of its operations, Company management is not able to estimate reasonably when Camelot Community’s borrowing needs will decrease or when Camelot Community will ultimately be able to pay the Company’s management fees from its operating cash flows. For these reasons, Company management has deferred all revenue billed under the management contract to Camelot Community (see Note 9).

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Organization and Summary of Significant Accounting Policies—(continued)

Allowance for Doubtful Accounts—The Company records accounts receivable at amounts it deems to be collectible. Accordingly, the Company provides allowances for accounts it deems to be uncollectible based on management’s best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from those estimated.

Concentration of Credit Risk—A significant portion of the Company’s revenues are provided through contracts with various governmental and not-for-profit agencies in the states in which the Company does business. During 2000, Illinois Department of Children and Family Services, Florida Medicaid, Greensprings Behavioral Health, Inc. and the State of Tennessee Department of Children’s Services accounted for 27%, 7%, 11% and 6% of revenues, respectively. At December 31, 2000, these four payors accounted for approximately 9%, 12%, 3% and 9%, respectively, of total outstanding accounts receivable.

Cost in Excess of Net Asset Value of Purchased Business—Cost in excess of net asset value of purchased business relates to goodwill recorded in connection with a purchase of the common stock of Camelot Care Centers, Inc. and Recips, Inc. by the Company in October 1996. This amount, which totaled $3,073,384, is being amortized on a straight-line basis over 15 years. The carrying value of cost in excess of net asset value of purchased business is reviewed by the Company’s management if the facts and circumstances suggest that it may be impaired. If this review indicates that these costs will not be recoverable, as determined based on the undiscounted cash flows of the Company over the remaining amortization period, the carrying value of these costs would be reduced by the estimated shortfall of cash flows.

Accumulated amortization of the Company’s cost in excess of net asset value of purchased business as of December 31, 2000 was $870,792.

Capitalized Software—During 1999, the Company capitalized certain internal software development costs and began amortizing these costs by the straight-line method over ten years, the estimated useful life of the software. At December 31, 2000, unamortized software development costs were $222,299, net of accumulated amortization of $37,946. Amortization of capitalized internal software development costs totaled $26,024 in fiscal 2000 (see Note 10).

Property and Equipment are stated at cost. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the Company’s statement of operations.

Depreciation is computed substantially on the straight-line method for both financial reporting and income tax purposes. The general range of estimated useful lives for financial reporting purposes is five to seven years for furniture and equipment and leasehold improvements and three to five years for computer equipment. For the year ended December 31, 2000, depreciation expense recorded on the Company’s property and equipment totaled $576,422.

Professional and General Liability Insurance—The Company’s professional and general liability insurance is maintained through a commercial insurance company on an “occurrence” basis with a minimal deductible. Management believes the amount of professional and general liability insurance carried by the Company sufficiently protects the Company against risk of loss from claims which may arise.

Income Taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

1.    Organization and Summary of Significant Accounting Policies—(continued)

of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Financial Instruments—The carrying amounts of financial instruments, including accounts receivable from services rendered and accounts payable, approximate fair value as of December 31, 2000 due to the short maturity of the instruments and reserves for potential losses, as applicable. The carrying amounts of the Company’s borrowings approximate their fair value based on the comparability of the underlying interest rates related to these borrowings and current market interest rates.

2.    Long-Term Debt and Capital Lease Obligations

A summary of the Company’s long-term debt and capital lease obligations at December 31, 2000 is as follows:

Revolving credit notes from bank	$9,033,333
Note payable to majority shareholder	315,000
Other notes payable	30,575
Obligations under capital leases	45,440

9,424,348
Less current portion	391,015

$9,033,333

The Company has a lending arrangement with a bank represented by two revolving credit notes totaling $9,033,333 (the “Revolver”). The first revolving credit note (the “Primary Revolver”) totals $7,033,333 and is secured by the personal guaranty of the Company’s majority shareholder. The second revolving credit note (the “Secondary Revolver”) totals $2,000,000. On September 23, 2000, the Primary Revolver was extended to September 24, 2001 and, on January 5, 2001, the Secondary Revolver was extended to September 24, 2001. On August 8, 2001, the Primary and Secondary Revolvers were extended to January 2, 2002; the Revolver obligations are, accordingly, classified as long-term in the accompanying balance sheet.

The Primary and Secondary Revolvers bear interest at a variable rate equal to the lender’s base rate, and interest is payable monthly. In addition, the Company pays a non-use fee equal to .2% of the unused amount of the Secondary Revolver. At December 31, 2000, the interest rate on the Primary and Secondary Revolvers was 9.5% and the Primary and Secondary Revolvers were fully funded at $9,033,333. Interest paid on the Primary and Secondary Revolvers totaled $803,954 during 2000.

Under the terms of the Primary and Secondary Revolvers, any principal payments made are applied first to the Secondary Revolver and, after the Secondary Revolver is paid in full, principal payments are applied to the Primary Revolver. In addition, the Primary and Secondary Revolvers prohibit a) the incurrence of additional debt, b) the creation of any liens on the Company’s assets, c) the sale, lease or disposition of the Company’s assets, except in the ordinary course of business and for fair market value, d) the purchase, redemption or acquisition for value of any of the Company’s stock and e) the issuance of dividends to the Company’s shareholders.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

2.    Long-Term Debt and Capital Lease Obligations—(continued)

The Company has a demand note outstanding payable to its majority shareholder totaling $315,000. The demand note bears interest at 8.5%, and no principal or interest payments have been made under the demand note since its inception in November 1997. During the year ended December 31, 2000, interest expense related to this note totaled $27,221. At December 31, 2000, accrued interest under this note totaling $83,412 is included in accrued expenses in the accompanying balance sheet.

The Company has an outstanding note payable with an in-law of one of the Company’s minority shareholders totaling $30,575 at December 31, 2000, all of which is due and payable within one year. The note, which matures on December 31, 2001, bears interest at 8% and requires monthly payments of $2,847. Interest expense related to this loan totaled $4,076 during the year ended December 31, 2000.

In August 1998, the Company entered into a capital lease for the acquisition of new computer equipment for its clinical information system. Monthly payments under the lease at the imputed interest rate of 7.2% total $2,689. At December 31, 2000, the balance of the capital lease obligation totaling $42,899 is classified as current in the accompanying balance sheet. In connection with the Company’s decision to “spin-off” its proprietary software into a separate, related-party company, the related-party company began making payments on behalf of the Company for the amounts due under this capital lease (see Note 10). Included in property and equipment at December 31, 2000 is the cost and related accumulated depreciation of the leased computer equipment totaling $86,788 and $50,582, respectively.

3.    Operating Leases

The Company leases office space in the locations where it provides services under operating leases which generally have a primary term of three years and an option to renew for additional periods. In addition, the Company leases automobiles over a three-year period for its residential treatment operations.

During the year ended December 31, 2000, certain of the Company’s office space was leased under noncancellable operating leases from three of the Company’s minority shareholders. Lease expense related to all noncancellable operating leases during the year ended December 31, 2000 was $2,314,278, of which $376,105 related to the leases with three of the Company’s minority shareholders. Additionally, under the terms of the leases with the minority shareholders, the Company is required to pay the property taxes associated with the properties. Property tax expense associated with these leases totaled $114,103 during the year ended December 31, 2000.

Future minimum lease payments required under all noncancellable operating leases as of December 31, 2000 are as follows: 2001—$2,254,505; 2002—$1,705,295; 2003—$927,557; 2004—$769,807; and 2005—$142,717.

4.    Stockholders’ Equity

Outstanding shares of capital stock at December 31, 2000 included 5,000,000 shares of Common Stock and 6,615,320 shares of Preferred Stock. The Company’s majority shareholder owns no shares of Common Stock and 6,034,370 of the 6,615,320 shares of Preferred Stock outstanding which, in the aggregate, represents 52% of the outstanding shares of capital stock of the Company at December 31, 2000.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

4.    Stockholders’ Equity—(continued)

Each share of Preferred Stock is entitled to be converted into one share of fully paid and nonassessable Common Stock at a conversion price of $1.127 per share, as adjusted for future issuances of Common Stock and stock dividends. Each share of Preferred Stock is entitled to vote equally (one vote each) with each share of the Company’s Common Stock at any annual or special meeting of stockholders. Also, an affirmative vote of a majority of the shares of Preferred Stock is required for the Company to, among other things, a) effect any consolidation or merger of the Company, b) sell, lease or exchange assets with a value greater than $500,000, c) affect a mortgage, pledge or lien on any asset securing indebtedness greater than $500,000, d) issue a guarantee for the indebtedness of any other person or entity in excess of $500,000, e) pay dividends or acquire for value any shares of capital stock, f) discontinue or change its business and g) enter into agreements which obligate the Company (either in one expenditure or over time) in excess of $500,000.

The holders of Preferred Stock have no preference with respect to dividends and are entitled to receive dividends (if all approvals are obtained) if and when dividends are paid on the Common Stock. The holders are also entitled to a liquidation preference of $1.127 per share under certain circumstances.

5.    Stock Option Plan

On January 14, 1999, the Board of Directors of the Company approved the Camelot Care Corporation 1999 Non-Qualified Stock Option Plan (the “Stock Option Plan”). The Stock Option Plan authorizes the issuance of up to 600,000 options to purchase shares of Common Stock of the Company to various key employees and members of the Company’s Board of Directors. Under the terms of the Stock Option Plan, options a) are granted at no less than management’s estimate of the fair market value of the Common Stock on the date of the grant, b) are subject to anti-dilution adjustments, c) expire the earlier of 10 years after the date of grant or 60 days after the employee’s termination date and d) become immediately exercisable in the event of a change of control (defined as the execution of a definitive agreement providing for the acquisition by a third party of (i) more than 80% of the outstanding capital stock of the Company entitled to vote or (ii) all or substantially all of the assets of the Company).

During 1999 and 2000, the Company granted 208,803 and 192,803 options, respectively, to certain key employees and members of the Board of Directors at an exercise price of $1.00 per share. One-third of the options granted in 1999 and one-fourth of the options granted in 2000 become exercisable each anniversary date from the date of the grant on a cumulative basis; such options expire ten years from the date of the grant.

A summary of the number of shares of common stock issuable upon the exercise of options under the plan for fiscal 2000 and changes during the year is presented below:

Outstanding at January 1, 2000	198,803
Granted	192,803
Exercised	—
Forfeited or canceled	(74,500)

Outstanding at December 31, 2000	317,106

Of the options outstanding at December 31, 2000, 158,470 were exercisable and the outstanding options had a weighted-average remaining contractual life of 8.83 years. All employee options outstanding as of December 31, 2000 had an exercise price of $1.00 per share.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

5.    Stock Option Plan—(continued)

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options granted during 2000 was $.17. The following assumptions were used to determine the fair value of the grants: risk-free interest rate of 6.44%; expected volatility of 0%, no dividend yields, and expected life of the options of 3 years.

Had the fair value of the options granted been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company’s net loss of $2,478,975 would have been increased to a pro forma net loss of $2,483,164.

6.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets at December 31, 2000 is as follows:

	Current	Noncurrent	Total
Net operating loss carryforwards	$—	$2,080,559	$2,080,559
Alternative minimum tax credit carryforward	—	9,167	9,167
Allowance for doubtful accounts	343,483	—	343,483
Deferred revenue	166,415	—	166,415
Accrued employee benefits	141,919	—	141,919
Tax basis of fixed assets over book basis	—	27,681	27,681
Capitalized programmer salaries	—	(83,361)	(83,361)
Other accruals	31,279	—	31,279

Deferred tax assets	$683,096	$2,034,046	$2,717,142

The (benefit) for income taxes consists of the following:

Current provision:
Federal	$—
State	30,180

Total current provision for income taxes	30,180

Deferred benefit:
Federal	(663,822)
State	(110,998)

Total deferred (benefit) for income taxes	(774,820)

Total (benefit) for income taxes	$(744,640)

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

6.    Income Taxes—(continued)

A reconciliation from the United States statutory federal income tax rate to the effective income tax rate follows:

U.S. Federal statutory rate	35.0%
Camelot Community transactions	(10.3)
Non-deductible intangible assets	(2.2)
Non-deductible meals and entertainment expense	(0.3)
State income taxes, net of federal benefit	1.1
Other	(0.2)

Effective income tax rate	23.1%

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an annual basis, the Company evaluates the realizability of its deferred tax assets and the need for a valuation allowance by considering its ability to generate taxable income during the carryforward period to utilize its tax net operating loss carryforwards. Management believes the Company will generate sufficient taxable income in the future to fully utilize its tax net operating loss carryforwards. Therefore, management believes no valuation allowance is needed at December 31, 2000.

At December 31, 2000, the Company had net operating loss carryforwards of approximately $5,548,000, and alternative minimum tax credit carryforwards of approximately $9,200 available to reduce future federal income taxes. The net operating loss carryforwards begin to expire in 2012.

7.    Profit Sharing and 401(k) Plan

The Company has a profit sharing plan which covers substantially all employees and is administered by an independent trustee. Contributions made by the Company are at the discretion of the Board of Directors up to a maximum of 15% of salaries of the covered employees. The effects of market fluctuations and earnings on fund assets are allocated to participants’ accounts. The vested portion of a participant’s account is available to the participant upon retirement for use as a pension or at an earlier termination date in accordance with the provisions of the Employee Retirement Income Security Act (ERISA). The Company did not make a contribution to the profit sharing plan during 2000.

The profit sharing plan also contains a Section 401(k) component. The 401(k) component covers substantially all employees over age twenty-one meeting a one-year minimum service requirement. The 401(k) component was adopted for the purpose of supplementing employees’ retirement, death and disability benefits. The Company may contribute to the 401(k) component through an employer matching account, but is under no obligation to do so. An employee becomes vested in his/her employer matching account over a four-year period. The Company did not make a contribution to the 401(k) component during 2000.

8.    Loss on Contract Settlement

During 2000, the Company was a provider of services under the TennCare Partners Program, a managed care program responsible for coordinating all health services for Medicaid-eligible individuals in the State of Tennessee. Total in-home service revenues recorded by the Company under this program for the year ended December 31, 2000 were approximately $2,454,000. On May 3, 2000, the Company negotiated a settlement of

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

8.    Loss on Contract Settlement—(continued)

outstanding accounts receivable with the managed care entity coordinating the behavioral health benefits under the TennCare program. In connection with this settlement, the Company agreed to suspend all future admissions of TennCare-eligible children into the Company’s in-home services program and to transition all children being served at the time to alternative providers within four weeks. The transition plan was accomplished and, during May 2000, the Company closed 12 of its offices in Tennessee.

The settlement amount relating to the Company’s year 2000 accounts receivable was approximately $99,000 less than the amount recorded previously by the Company during 2000. In addition, the Company incurred leasing and utility costs of approximately $111,000, moving costs of approximately $34,000, asset write-downs of approximately $28,000 and miscellaneous other costs of approximately $58,000 related to the closed offices during 2000. As a result, the Company recorded a loss on contract settlement totaling $329,902 in the accompanying statement of operations.

9.    Camelot Community Care, Inc.

In response to requests from certain of the Company’s governmental-agency payers, as well as to improve the Company’s ability to increase census and bid on business opportunities offered by certain of its governmental-agency payers, during 1999, the Company formed Camelot Community, an unconsolidated related party. Camelot Community is incorporated in Florida, is licensed to do business in Florida, Illinois and Indiana, and has obtained a 501(c)(3) exemption from the Internal Revenue Service. The majority of the Board of Directors of Camelot Community consists of executives of the Company or members appointed by the Company’s Chief Executive Officer.

Effective July 1, 2000, Camelot Community became the contracting agency for the majority of the Company’s business in Florida. All on-site personnel, with the exception of program directors and clerical support personnel, became employees of Camelot Community. The Company and its wholly-owned subsidiary, Camelot Care Centers, Inc. (collectively referred to as the “Manager”), entered into a management agreement whereby the Manager provides all administrative and management services, including state administrative personnel, on-site program directors and clerical support, human resources, billing, accounting and budgeting, to Camelot Community. In return, the Manager charges a management fee equal to 9% of the revenues of Camelot Community and passes through all direct costs incurred by the Manager on behalf of Camelot Community. Pursuant to the management agreement, direct costs which are passed through to Camelot Community are marked up 15%.

During the year ended December 31, 2000, the Company deferred revenue of $377,856, $931,355, and $67,820, respectively, relating to management fees, cost reimbursement and interest income from Camelot Community (see Note 1) and recognized no revenue related to those services. As of December 31, 2000, the Company had receivables from Camelot Community of approximately $1,200,000 relating to interest bearing, working capital loans to Camelot Community. At December 31, 2000, the Company had $2,027,945 in total receivables from Camelot Community relating to the aforementioned transactions.

10.    Proprietary Software

The Company has developed proprietary clinical information and data collection software to, among other things, track the clinical progress of the children served by its programs and to monitor the operations of its field offices. Beginning in 1998 and continuing throughout 1999, the Company’s employed programmers completely reconfigured this software to a graphic user interface (GUI) or “windows” environment. The purpose of this project was to significantly improve a) the functionality of the software, b) the productivity of the Company’s

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

10.    Proprietary Software—(continued)

staff interacting with the software and c) the training of new personnel responsible for utilizing the software. In addition, the reconfiguration allowed the software to be internet-enabled. Given that the Company’s programmers worked exclusively on this project throughout 1999 and the results of their efforts will benefit the Company in future periods, pursuant to Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalized the salaries and benefits of these employees, totaling $260,245 in the year ended December 31, 1999. Amortization expense during 2000 related to these capitalized salaries and benefits totaled $26,024, accumulated amortization as of December 31, 2000 totaled $37,946 and the net balance, or $222,299 is included in capitalized software in the accompanying balance sheet.

On April 26, 2000, the Company’s Board of Directors approved a plan to spin-off the value of its proprietary software into a separate company, Qualifacts, Inc., a related-party. As a result of this spin-off, most of the Company’s information systems employees either resigned and became employees of Qualifacts, Inc., or were terminated. In connection with the spin-off, effective May 1, 2000, the Company executed a Master Software License and Services Agreement (the “Agreement”) which, among other things, a) assigns Qualifacts, Inc. the exclusive right to purchase the software at a value to be determined, b) allows the Company to license and continue to use the software in its operations, c) allows the Company to take advantage of any software upgrades implemented by Qualifacts, Inc. and d) provides the Company with on-going maintenance and support as relates to the software. The term of the Agreement is three years and the monthly cost to the Company is $40,000. During 2000, the Company paid fees under the Agreement totaling $320,000. In addition, the Company reimbursed Qualifacts, Inc. $14,500 for the cost of an employee hired to maintain the Company’s existing computers, servers and networks. As of December 31, 2000, the value of the software had not been determined and no purchase agreement for the software had been executed.

11.    Restatement of Financial Statements

Subsequent to the issuance of the Company’s 2000 financial statements, Company management determined that consolidation of Camelot Community in the Company’s consolidated financial statements was inappropriate. As a result, the accompanying financial statements have been restated from the amounts previously reported to reflect its relationship with Camelot Community on an unconsolidated basis; all transactions between the Company and Camelot Community, a related party, are reflected as though Camelot Community was a third party.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

11.    Restatement of Financial Statements—(continued)

The effects of the aforementioned restatement on major financial statement line items is as follows:

	As previously reported	As restated before effects of discontinued operations (Note 12)
At December 31, 2000:
Accounts receivable	$6,607,472	$5,116,259
Related party receivable	—	2,027,945
Total assets	13,805,387	14,461,160
Deferred revenue	—	1,377,031
Total liabilities	12,719,626	13,652,758
Shareholders’ equity	1,085,761	808,402
Year ended December 31, 2000:
Total revenue	40,954,553	36,678,476
Salaries, wages and benefits	24,570,780	22,550,552
Other general and administrative	16,053,925	14,350,938
Income (loss) before taxes	(2,779,841)	(3,223,615)
Benefit for income taxes	578,225	744,640
Net income (loss)	(2,201,616)	(2,478,975)

12.    Discontinued Operations

Subsequent to the issuance of the Company’s 2000 financial statements, Company management determined that its school and residential treatment businesses, which were sold on March 1, 2002, should be presented in the Company’s 2000 financial statements on a discontinued operations basis.

The condensed components of net assets of discontinued operations of the schools and residential treatment center businesses included in the consolidated balance sheet at December 31, 2000 were as follows:

Accounts receivable	$2,422,915
Other current assets	73,293
Accounts payable	(50,000)
Accrued expenses	(158,032)
Accrued salaries, wages, and benefits	(122,420)

Net current assets of discontinued operations	2,165,756

Deposits	21,944
Property, plant, and equipment, net	365,644
Goodwill, net	899,171
Net noncurrent assets of discontinued operations	1,286,759

Net assets	$3,452,515

Net revenues for the schools and residential treatment center operations were $10,752,085 for the year ended December 31, 2000.

Camelot Care Corporation

Notes to Consolidated Financial Statements—(continued)

12.    Discontinued Operations—(continued)

The effects of the restatement to reflect such operations as discontinued operations on the major line items of the previously restated financial statements (see Note 11) are as follows:

	As previously Restated (Note 11)	Effect of Discontinued Operations	As Restated
At December 31, 2000:
Accounts receivable	$5,116,259	(2,422,915)	2,693,344
Net current assets of discontinued operations	—	2,165,756	2,165,756
Related party receivable	2,027,945	—	2,027,945
Net noncurrent assets of discontinued operations	—	1,286,759	1,286,759
Total assets	14,461,160	(330,452)	14,130,708
Deferred revenue	1,377,031	—	1,377,031
Total liabilities	13,652,758	(330,452)	13,322,306
Shareholders’ equity	808,402	—	808,402
Year ended December 31, 2000:
Total revenue	36,678,476	(10,086,605)	26,591,871
Salaries, wages and benefits	22,550,552	(6,933,695)	15,616,857
Other general and administrative	14,350,938	(2,144,047)	12,206,891
Loss from continuing operations before income taxes	(3,223,615)	(253,283)	(3,476,898)
Benefit for income taxes	744,640	—	744,640
Income from discontinued operations	—	253,283	253,283
Net loss	(2,478,975)	—	(2,478,975)

Financial Statements

Cypress Management Services, Inc.

Year ended December 31, 2002

Report of Independent Auditors

Board of Directors

Cypress Management Services, Inc.

We have audited the accompanying balance sheet of Cypress Management Services, Inc. (the “Company”), as of December 31, 2002, and the related statements of income, stockholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Management Services, Inc., at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Houston, Texas

April 16, 2003

Cypress Management Services, Inc.

Balance Sheet

December 31, 2002

Assets
Current assets:
Cash	$321,213
Management fee receivable	244,342
Employee leasing receivable	316,559
Prepaid expenses and other current assets	520

Total current assets	882,634
Property and equipment, net	18,635
Other assets	807

Total assets	$902,076

Liabilities and stockholder’s equity
Current liabilities:
Trade accounts payable	$17,357
Accrued expenses	106,497

Total current liabilities	123,854

Stockholder’s equity:
Common stock, $1.00 par value, 1,000 shares authorized, 100 issued, and outstanding	100
Retained earnings	778,122

Total stockholder’s equity	778,222

Total liabilities and stockholder’s equity	$902,076

See accompanying notes.

Cypress Management Services, Inc.

Statement of Income

Year ended December 31, 2002

Revenue:
Management fee revenues	$979,984
Other revenues	9,450

Total revenue	989,434
Payroll and related costs	272,316
Other operating expenses	40,213

Operating income	676,905

Other income (expense):
Interest income, net	2,680
Loss on sale of equipment to stockholder	(10,010)

(7,330)

Net income	$669,575

See accompanying notes.

Cypress Management Services, Inc.

Statement of Stockholder’s Equity

	Number of Shares	Common Stock	Retained Earnings	Total Stockholder’s Equity
Balance at December 31, 2001	100	$100	$497,862	$497,962
Distributions to stockholder	—	—	(389,315)	(389,315)
Net income	—	—	669,575	669,575

Balance at December 31, 2002	100	$100	$778,122	$778,222

See accompanying notes.

Cypress Management Services, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities
Net income	$669,575
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	9,241
Loss on sale of equipment to stockholder	10,010
Changes in operating assets and liabilities:
Management fee receivable	(105,161)
Employee leasing receivable	1,998
Prepaid and other assets	40,833
Accounts payable and accrued expenses	24,743
Other liabilities	(45,371)

Net cash provided by operating activities	605,868

Financing activity
Distributions paid to stockholder	(376,165)

Net increase in cash	229,703
Cash at beginning of year	91,510

Cash at end of year	$321,213

Non-cash activities
Non-cash distributions to stockholder	$13,150

See accompanying notes.

Cypress Management Services, Inc.

Notes to Financial Statements

December 31, 2002

1.    Summary of Significant Accounting Policies

Description of Business

Cypress Management Services, Inc. (the “Company”), provides management services to a health care enterprise in the State of Florida.

Intervention Services, Inc. (“ISI”), is a private not-for-profit organization incorporated in the State of Florida. ISI is a social service organization which provides homestead service, foster care services, and a temporary shelter in central Florida. ISI has been organized as an Internal Revenue Code (“IRC”) Section 501(c)(3) tax exempt organization for the advancement of charitable, educational, rehabilitative, health services and any other activities directed to individuals. The activities of the corporation include aid to the handicapped, foster care services, shelter services, mental health care, services for the aged, and activities to combat juvenile delinquency.

The Company provides management services and employee leasing to ISI pursuant to a 5-year management agreement. The agreement is cancelable by ISI for cause at any time and upon 60-day notice without cause.

Concentration of Credit Risk

Contracts with not-for-profit recipients of governmental agencies accounted for 100% of the Company’s revenue.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred, and renewals and improvements are capitalized. Upon the disposition of any asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

Income Taxes

The Company operates under Sub-Chapter S of the IRC, and consequently, it is not subject to federal income tax. The stockholder reflects the Company’s income or loss in his income tax returns.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Cypress Management Services, Inc.

Notes to Financial Statements—(continued)

1.    Summary of Significant Accounting Policies—(continued)

Revenue Recognition

The Company maintains a management agreement with ISI. Pursuant to this agreement, the Company is responsible for the day-to-day management and operations of ISI. The Company recognizes management fee revenues based on a percentage of ISI’s monthly revenues. The Company’s management fee with ISI is limited to a maximum fee of $900,000 per year based on ISI’s fiscal year-end, which is June 30. If the maximum fee is reached, the Company is required to continue providing management services through ISI’s fiscal year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities (“Interpretation No. 46”). Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but this guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Management believes Interpretation No. 46 does not apply to the Company’s relationships with certain not-for-profit organizations.

2.    Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life
Furniture and equipment	7 years	$32,997
Computer equipment	5 years	12,538

		45,535
Less accumulated depreciation		(26,900)

		$18,635

3.    Related Party Transactions

The Company provides services a certain not-for-profit affiliate. The Company provided $49,840 in employee services to this entity. Additionally, certain non-business related expenses are paid by the Company on behalf of the stockholder. The payment of these expenses, which totaled $375,992 in 2002, are recorded as distributions to the stockholder.

4.    Retirement Plan

The Company sponsors a 401(k) savings and retirement plan in which the Company participates. It is open to all employees who have attained the age of 21 and who have completed one full year of service. Each

Cypress Management Services, Inc.

Notes to Financial Statements—(continued)

4.    Retirement Plan—(continued)

employee may contribute a minimum of 1%, up to a maximum of 10%, of basic compensation. The Company matches employee contributions at a rate of 50%. The Company’s contributions to the plan were $17,392 for 2002.

5.    Commitments and Contingencies

The Company provides management services under a long-term management agreement and has a relationship with a certain IRC Section 501(c)(3) tax exempt organization. While recent actions of certain tax authorities have challenged whether similar relationships by other organizations may violate the federal tax exempt status of not-for-profit organizations, management is of the opinion that its relationships with ISI does not violate its tax exempt status and any unfavorable outcomes would not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

6.    Subsequent Events

On January 9, 2003, the Company was purchased by Providence Service Corporation. The purchase price was $5.0 million.

                , 2003

4,300,000 Shares

The Providence Service Corporation

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Jefferies & Company, Inc.

Avondale Partners, LLC

Through and including             , 2003 (25 days after the date of the prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the issuance and distribution of the shares of common stock being registered hereby.

Securities and Exchange Commission registration fee	$4,854
NASD filing fee	$25,000
Nasdaq National Market listing fee	$100,000
Accounting fees and expenses	$1,350,000
Legal fees and expenses	$800,000
Printing and engraving expenses	$300,000
Blue Sky qualification fees and expenses	$10,000
Transfer agent and registrar fees and expenses	$20,000
Miscellaneous expenses	$290,146

Total	$2,900,000

Item 14. Indemnification Of Directors And Officers

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(1)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3)	under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or

(4)	for any transaction from which the director derived an improper personal benefit.

Our second amended and restated certificate of incorporation provides that we shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify all persons whom we may indemnify under Delaware law and contains provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Our second amended and restated certificate of incorporation further provides that:

•	we are required to indemnify our directors and officers, subject to very limited exceptions;

•	we may indemnify other persons, subject to very limited exceptions; and

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions.

Prior to the consummation of this offering, we obtained an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions.

The indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Item 15. Recent Sales Of Unregistered Securities

During the past three years, we have issued and sold unregistered securities in the transactions described below.

1.	On July 26, 2000, we issued a warrant to purchase 10,582 shares of common stock to Heller Financial Leasing, Inc. at an exercise price of $4.725 per share in connection with a financial arrangement with Heller Financial Leasing, Inc.

2.	On December 4, 2000, we issued a warrant to purchase 26,456 shares of common stock to Heller Healthcare Finance, Inc. at an exercise price of $4.725 per share in connection with a financial arrangement with Heller Healthcare Finance, Inc.

3.	On March 1, 2002, we issued a warrant to purchase 42,328 shares of common stock to Heller Healthcare Finance, Inc. at an exercise price of $4.725 per share in connection with a financial arrangement with Heller Healthcare Finance, Inc.

4.	In connection with the acquisition of Camelot Care Corporation on March 1, 2002 and the transactions related thereto:

•	We issued a total of 357,147 shares of our common stock to the Camelot shareholders, valued at $0.875 per share, as partial consideration for the acquisition;

•	We issued a total of $3.5 million of convertible promissory notes to the Camelot shareholders as partial consideration for the acquisition. The convertible promissory notes are due March 1, 2007 and accrue interest at a rate of 8.0% per annum. Any portion of the unpaid principal and interest is convertible into the number of shares of our common stock determined by dividing the principal amount being converted by $7.00;

•

We issued secured promissory notes to (i) Petra Mezzanine Fund, L.P. in the amount of $3,000,000 and (ii) Harbinger Mezzanine Partners, L.P. in the amount of $4,000,000 at an interest rate of 13.5% and with such secured promissory notes we issued (i)(a) a warrant to purchase 263,606 shares of common stock to Petra Mezzanine Fund, L.P.; and (b) a warrant to purchase 351,474 shares of common stock to Harbinger Mezzanine Partners, L.P. at an exercise price of $0.035 per share; and (ii)(a) a warrant to purchase three shares of Series E preferred stock to Petra Mezzanine Fund, L.P. at an exercise price of $0.035 per share; and (b) a warrant to purchase four shares of Series E preferred stock to Harbinger Mezzanine Partners, L.P. at an exercise price of $0.035 per share. The mezzanine lenders have agreed that upon consummation of this offering, pursuant to an exchange of the common stock warrants and preferred stock warrants, the mezzanine lenders shall receive an aggregate number of 434,578 shares of our common stock.

5.	On October 25, 2002, we issued 60,000 shares of common stock to Craig A. Norris, valued at $10.00 per share, in connection with services rendered.

6.	On October 25, 2002, we issued 19,048 shares of common stock to Martin J. Favis, valued at $10.00 per share, in connection with services rendered.

7.	On October 25, 2002, we issued 62,858 shares of common stock to Michael N. Deitch, valued at $10.00 per share, in connection with services rendered.

8.	In connection with our acquisition of Cypress Management Services, Inc. on January 9, 2003, and the transactions related thereto:

•	We issued 158,572 shares of common stock to Ira S. Ehrlich, valued at $10.00 per share, in partial consideration for the acquisition;

•	We issued 6,429 shares of common stock to Daniel F. Dorrell, valued at $10.00 per share, in partial consideration for the acquisition; and

•	We issued 429 shares of common stock to Saunders NCT Business Brokers, L.L.C., valued at $10.00 per share, for services rendered in connection with the acquisition.

9.	On January 9, 2003, we issued term notes in an aggregate principal amount of $2.7 million to Healthcare Business Credit Corporation at an interest rate equal to the prime rate of interest in effect from time to time plus 2.5%. Principal of these term notes are payable in 36 equal monthly installments. The maturity date of such term notes is January 1, 2006.

10.	During the last three years we issued an aggregate of 333,953 options to purchase shares of our common stock to employees and consultants pursuant to our 1997 stock option and incentive plan, at exercise prices ranging from $3.50 to $7.00 per share.

The sales and issuances of securities in the transactions described above, other than the issuances described in Item 10, were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us. No underwriters were employed in any of the above transactions. The issuances of securities listed above in Item 10 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits And Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1		Underwriting Agreement by and among The Providence Service Corporation and the selling stockholders and SunTrust Robinson Humphrey, Jefferies & Company, Inc. and Avondale Partners, LLC.

2.1	(1)	Stock Exchange Agreement and Plan of Reorganization by and among The Providence Service Corporation, Parents and Children Together, Inc., Regina Murphy-Darling, Pamela Clark-Raines and Fletcher McCusker dated as of February 5, 1997. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.2	(1)	Amendment to the Stock Exchange Agreement and Plan of Reorganization, dated as of February 5, 1997, by and Among The Providence Service Corporation, Parents and Children Together, Inc., Regina Murphy-Darling, Pamela Clark-Raines and Fletcher McCusker dated as of November 25, 1997.

2.3	(1)	Stock Purchase Agreement by and between The Providence Service Corporation, Family Preservation Services, Inc. and Richard P. Little, Parker Nielsen and Karen Percy dated as of November 26, 1997. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.4	(1)	Settlement Agreement among The Providence Service Corporation, Richard P. Little, Parker Nielsen, Robert Nielsen and Karen Percy dated as of March 25, 1999.

2.5	(1)	Agreement and Plan of Merger by and among The Providence Service Corporation, Camelot Acquisition Corporation, Camelot Care Corporation, Inc., Steven I. Geringer, as Shareholders’ Representative, dated as of December 11, 2001, as amended. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.6	(1)	Stock Purchase Agreement by and among The Providence Service Corporation, Ira Ehrlich and Cypress Management Services, Inc., dated as of January 3, 2003. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

3.1	(1)	Form of Second Amended and Restated Certificate of Incorporation of The Providence Service Corporation to be filed with the Delaware Secretary of State upon completion of this offering.

3.2	(1)	Form of Amended and Restated Bylaws of The Providence Service Corporation, to become effective upon completion of this offering.

4	(1)	Specimen of Common Stock Certificate.

5	(1)	Opinion of Blank Rome LLP.

10.1	(1)	Loan and Security Agreement by and among The Providence Service Corporation and Healthcare Business Credit Corporation dated as of January 9, 2003. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

Number		Exhibit Title

+10.2	(1)	The Providence Service Corporation Stock Option and Incentive Plan, as amended.

+10.3	(1)	2003 Stock Option Plan.

+10.4	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Fletcher Jay McCusker dated as of March 31, 2003.

+10.5	(1)	Form of Employment Agreement by and between The Providence Service Corporation and William Boyd Dover, dated as of March 31, 2003.

+10.6	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Michael N. Deitch, dated as of March 31, 2003.

+10.7	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Craig A. Norris, dated as of March 31, 2003.

+10.8	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Martin James Favis, dated as of March 31, 2003.

+10.9	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Mary J. Shea, dated as of March 31, 2003.

10.10	(1)	Amended and Restated Registration Rights Agreement by and among The Providence Service Corporation, Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Petra Mezzanine Fund, L.P., Harbinger Mezzanine Partners, L.P., Philip N. Bredesen and Andrea Conte JTWROS, James V. Doramus, Geringer Family Trust u/a June 26, 1996, Aleta A. Trauger, Lynn C. Chalache, Laura Flowers Family Trust dated November 17, 1995, James E. Spicer Family Trust dated November 23, 1987, as amended, Shirley J. Spicer Family Trust dated November 23, 1987, as amended, Jane B. Terrell, Bryon R. Trauger, Jill MacAlister and Gregory K. McCullough, dated as of March 1, 2002.

10.11	(1)	Second Amended and Restated Registration Rights Agreement by and among The Providence Service Corporation, Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Petra Mezzanine Fund, L.P., Harbinger Mezzanine Partners, L.P., Geringer Family Trust u/a June 26, 1996, Lynn C. Chalache, Jane B. Terrell and Jill MacAlister, dated as of July 30, 2003.

10.12	(1)	Fee for Service and Risk-Based Subcontract Agreement Children Services Contract A0108 by and between Community Partnership of Southern Arizona and The Providence Service Corporation, dated as of August 22, 2001.

21	(1)	Subsidiaries of the Registrant.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Deloitte & Touche LLP.

23.3	(1)	Consent of Blank Rome LLP (included in Exhibit 5).

23.4	(1)	Consent of Kristi L. Meints to be named as a director nominee.

24	(1)	Power of Attorney (included on signature page).

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.

(1) Previously filed.

(b) Financial statement schedules are filed as part of this registration statement.

(b)	Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

Providence Service Corporation

	Balance at beginning of period	Additions		Deductions		Balance at end of period
Description		Charged to costs and expenses	Charged to other accounts
Six months ended December 31, 2002:
Allowance for doubtful accounts	$142,399	$(10,518)	$—	$51,903	(1)	$79,978
Valuation allowance	4,696,000	—	—	1,625,000		3,071,000

Total	$4,838,399	$(10,518)	$—	$1,676,903		$3,150,978

Year ended June 30, 2002:
Allowance for doubtful accounts	$109,276	$130,379	$—	$97,256	(1)	$142,399
Valuation allowance	530,000	4,166,000	—	—		4,696,000

Total	$639,276	$4,296,379	$—	$97,256		$4,838,399

Year ended June 30, 2001:
Allowance for doubtful accounts	$8,326	$173,080	$—	$72,130	(1)	$109,276
Valuation allowance	843,300	—	—	313,300		530,000

Total	$851,626	$173,080	$—	$385,430		$639,276

Year ended June 30, 2000:
Allowance for doubtful accounts	$33,000	$14,593	$—	$39,267	(1)	$8,326
Valuation allowance	718,600	124,700	—	—		843,300

Total	$751,600	$139,293	$—	$39,267		$851,626

Notes:
(1)	Write-offs, net of recoveries.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on August 15, 2003.

THE PROVIDENCE SERVICE CORPORATION

By:	/s/ FLETCHER JAY MCCUSKER
Fletcher Jay McCusker Chairman of the Board, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ FLETCHER JAY MCCUSKER Fletcher Jay McCusker	Chairman of the Board; Chief Executive Officer (Principal Executive Officer)	August 15, 2003

* Michael N. Deitch	Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2003

* Mark L. First	Director	August 15, 2003

* Steven I. Geringer	Director	August 15, 2003

* Hunter Hurst, III	Director	August 15, 2003

* Mary J. Shea	Director	August 15, 2003

* Richard Singleton	Director	August 15, 2003

* Brian D. Young	Director	August 15, 2003

*By:	/S/ FLETCHER JAY MCCUSKER
Fletcher Jay McCusker Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title

1		Underwriting Agreement by and among The Providence Service Corporation and the selling stockholders and SunTrust Robinson Humphrey, Jefferies & Company, Inc. and Avondale Partners, LLC.

2.1	(1)	Stock Exchange Agreement and Plan of Reorganization by and Among The Providence Service Corporation, Parents and Children Together, Inc., Regina Murphy-Darling, Pamela Clark-Raines and Fletcher McCusker dated as of February 5, 1997. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.2	(1)	Amendment to the Stock Exchange Agreement and Plan of Reorganization, dated as of February 5, 1997, by and Among The Providence Service Corporation, Parents and Children Together, Inc., Regina Murphy-Darling, Pamela Clark-Raines and Fletcher McCusker dated as of November 25, 1997.

2.3	(1)	Stock Purchase Agreement by and between The Providence Service Corporation, Family Preservation Services, Inc. and Richard P. Little, Parker Nielsen and Karen Percy dated as of November 26, 1997. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.4	(1)	Settlement Agreement among The Providence Service Corporation, Richard P. Little, Parker Nielsen, Robert Nielsen and Karen Percy dated as of March 25, 1999.

2.5	(1)	Agreement and Plan of Merger by and among The Providence Service Corporation, Camelot Acquisition Corporation, Camelot Care Corporation, Inc., Steven I. Geringer, as Shareholders’ Representative, dated as of December 11, 2001, as amended. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

2.6	(1)	Stock Purchase Agreement by and among The Providence Service Corporation, Ira Ehrlich and Cypress Management Services, Inc., dated as of January 3, 2003. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

3.1	(1)	Form of Second Amended and Restated Certificate of Incorporation of The Providence Service Corporation to be filed with the Delaware Secretary of State upon completion of this offering.

3.2	(1)	Form of Amended and Restated Bylaws of The Providence Service Corporation, to become effective upon completion of this offering.

4	(1)	Specimen of Common Stock Certificate.

5	(1)	Opinion of Blank Rome LLP.

10.1	(1)	Loan and Security Agreement by and among The Providence Service Corporation and Healthcare Business Credit Corporation dated as of January 9, 2003. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such Schedules and/or exhibits to the Securities and Exchange Commission upon request.)

+10.2	(1)	The Providence Service Corporation Stock Option and Incentive Plan, as amended.

+10.3	(1)	2003 Stock Option Plan.

+10.4	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Fletcher McCusker dated as of March 31, 2003.

Number		Exhibit Title

+10.5	(1)	Form of Employment Agreement by and between The Providence Service Corporation and William Boyd Dover, dated as of March 31, 2003.

+10.6	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Michael N. Deitch, dated as of March 31, 2003.

+10.7	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Craig A. Norris, dated as of March 31, 2003.

+10.8	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Martin James Favis, dated as of March 31, 2003.

+10.9	(1)	Form of Employment Agreement by and between The Providence Service Corporation and Mary J. Shea, dated as of March 31, 2003.

10.10	(1)	Amended and Restated Registration Rights Agreement by and among The Providence Service Corporation, Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Petra Mezzanine Fund, L.P., Harbinger Mezzanine Partners, L.P., Philip N. Bredesen and Andrea Conte, James V. Doramus, Geringer Family Trust u/a June 26, 1996, Aleta A. Trauger, Lynn C. Chalache, Laura Flowers Family Trust dated November 17, 1995, James E. Spicer Family Trust dated November 23, 1987, as amended, Shirley J. Spicer Family Trust dated November 23, 1987, as amended, Jane B. Terrell, Bryon R. Trauger, Jill MacAlister and Gregory K. McCullough, dated as of March 1, 2002.

10.11	(1)	Second Amended and Restated Registration Rights Agreement by and among The Providence Service Corporation, Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Petra Mezzanine Fund, L.P., Harbinger Mezzanine Partners, L.P., Geringer Family Trust u/a June 26, 1996, Lynn C. Chalache, Jane B. Terrell and Jill MacAlister, dated as of July 30, 2003.

10.12	(1)	Fee for Service and Risk-Based Subcontract Agreement Children Services Contract A0108 by and between Community Partnership of Southern Arizona and The Providence Service Corporation, dated as of August 22, 2001.

21	(1)	Subsidiaries of the Registrant.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Deloitte & Touche LLP.

23.3	(1)	Consent of Blank Rome LLP (included in Exhibit 5).

23.4	(1)	Consent of Kristi L. Meints to be named as a director nominee.

24	(1)	Power of Attorney (included on signature page).

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.
(1)	Previously filed.